
08054331


PATTERSON
COMPANIES, INC.

2008 ANNUAL REPORT

A year of strategic investment…
a year of progress

About Patterson Companies, Inc.

Patterson is a value-added specialty distributor serving the dental, companion-pet veterinary and rehabilitation markets.


PATTERSON
DENTAL

Patterson Dental, our largest business, provides a virtually complete range of consumable dental products, equipment and software, turnkey digital solutions and value-added services to dentists and dental laboratories throughout North America.


WEBSTER
VETERINARY
a Patterson Company

Webster Veterinary is one of the nation's largest distributors of consumable veterinary supplies, equipment and software, diagnostic products, vaccines and pharmaceuticals to companion-pet veterinary clinics.


PATTERSON
MEDICAL

Patterson Medical is the world's leading distributor of rehabilitation supplies and assistive patient products to the physical and occupational therapy markets.

Progress in Fiscal 2008

- Sales of the CEREC® 3D dental restorative system strengthened significantly during the second half of the year.
- Our Webster Veterinary business recorded another year of strong operating results.
- Patterson Medical established a branch office structure as part of its plan to strengthen its value-added platform.
- We returned $630 million to our shareholders through stock repurchases.

Financial Highlights

(In thousands, except per share amounts)

Year Ended	**4/26/2008**	4/28/2007	% Change	4/29/2006
Net sales	**$ 2,998,729**	$ 2,798,398	7%	$ 2,615,123
Gross profit	**1,031,725**	968,872	6%	914,429
Operating income*	**359,203**	335,690	7%	323,012
Net income*	**224,858**	208,336	8%	198,425
Earnings per share-diluted*	**$ 1.69**	$ 1.51	12%	$ 1.43
Cash and cash equivalents	**$ 308,164**	$ 241,791		$ 224,392
Working capital	**518,974**	509,021		437,727
Total assets	**2,076,373**	1,940,320		1,911,718
Total debt	**655,034**	180,024		300,041
Stockholders' equity	**1,004,787**	1,379,214		1,242,521

* Due to the adoption of FASB Statement No. 123(R), "Share Based Payment", effective on April 30, 2006, operating income, net income and earnings per share - diluted were reduced by $7,723, $5,883 and $0.04, respectively, during the year ended 4/26/2008 and by $7,757, $6,253, and $0.05, respectively, during the year ended 4/28/2007.

Strongly Profitable Historic Growth

5-Year Compound Annual Growth Rates:
Sales: 13%
EPS: 15%



Sales
EPS
$3,000
2,500
2,000
1,500
1,000
$1.80
1.50
1.20
0.90
0.60
Net Sales in Millions
EPS
04
05
06
07
08

Fiscal 2008 Business Platform Sales



Patterson Dental
$2.2 billion
Webster Veterinary
$446 million
Patterson Medical
$371 million

To Our Shareholders

2008 was a year of substantial investment in Patterson's future as we worked to further expand the market presence and value-added capabilities of our three businesses and increase the returns to our shareholders.

- We strengthened Patterson Dental's competitive position in the northeastern U.S. with the acquisition of a highly respected regional dental distributor.
- Patterson Medical continued establishing a branch office structure in selected markets through acquisitions and internal start-ups.
- We acquired an industry-leading line of practice management software for physical therapists to further strengthen Patterson Medical's value-added platform.
- Webster Veterinary continued to expand its equipment offerings, in addition to providing more product choices for its customers.
- Webster bolstered its presence in the growing southwestern U.S. with the acquisition of an Arizona-based veterinary distributor.
- We repurchased approximately 18 million Patterson shares as part of our initiative to realign Patterson's capital structure.

These and other initiatives are components of our drive to strengthen Patterson's long-term operating results. As part of this ongoing commitment, each of our businesses is implementing additional strategies aimed at enhancing their future growth and profitability. We expect to realize the initial positive impact from these new strategies in fiscal 2009, which should be a year of improved performance for Patterson.

Financial Review

Consolidated sales increased 7% in fiscal 2008 to $3.0 billion from $2.8 billion in fiscal 2007. Net income of $224.9 million or $1.69 per diluted share was up 8% from $208.3 million or $1.51 in fiscal 2007.

During the second half of fiscal 2008, we repurchased approximately 18 million shares under our 25 million-share repurchase authorization. In the fourth quarter, we also closed on $525 million of long-term debt financing, part of which was used to acquire shares under an accelerated share repurchase (ASR) program. The positive impact of the accretion on Patterson's earnings from our share repurchases was largely offset by increased interest expense and lower interest income on cash reserves in fiscal 2008. However, the accretion from this buyback activity is estimated at an incremental $0.06 per share in fiscal 2009.

Investing in our three businesses remains our first priority when it comes to capital deployment, but last year's stock repurchasing and debt financing transactions accomplished several objectives:

- We returned $630 million to our shareholders.
- By taking advantage of excellent pricing in the debt markets, we lowered our weighted average cost of capital by about 100 basis points.
- We positioned Patterson to increase the returns to our shareholders.
- We maintained our financial flexibility to take advantage of acquisition opportunities.

Patterson Dental

Sales of Patterson Dental, our largest business, increased 6% in fiscal 2008 to $2.2 billion. Sales of consumable dental supplies were solid throughout the year, reflecting the continued strength of the North American dental market. We are particularly encouraged by the strong rebound in sales of the CEREC® 3D dental restorative system during last year's second half. This growing sales momentum reflected the positive impact of the new software and crown milling chamber introduced late in fiscal 2007. These enhancements have taken CEREC's performance to a new level, which is drawing considerable attention in the marketplace. We believe the sales progress of our CEREC line should continue in fiscal 2009.

Sales of basic dental equipment, including digital x-ray systems and related software, fluctuated significantly between quarters during fiscal 2008, resulting in below-forecasted levels for the full year. As the industry's largest distributor of dental equipment, Patterson Dental is implementing new sales and marketing initiatives designed to strengthen the performance of its entire equipment offerings, including digital technology.

In April 2008, we acquired A. Leventhal & Sons, Inc., a full-service regional distributor of dental supplies and equipment with annual sales of $18 million. The addition of Leventhal, which serves customers in Pennsylvania, New Jersey, New York, Delaware and Maryland, has strengthened Patterson's existing market position in the northeastern U.S.

Webster Veterinary

Fiscal 2008 marked another year of strong results for Webster Veterinary, one of the nation's largest distributors of companion-pet veterinary supplies. Webster's sales grew 12% to $446 million, fueled in part by the strong performance of its consumable supply business. Our strategic decision to provide more choices for our customers in several key product categories, including vaccines and flea/tick and heartworm medications, is working as intended.

Webster's fiscal 2008 performance also benefited from its strategic emphasis on equipment and practice management software, which represents a major component of this unit's drive to further strengthen its value-added platform. Webster is now selling such equipment as digital x-ray systems, tables, kennels and cabinetry in its markets. This initiative is supported by Webster's steadily expanding capabilities in local technical support and financing. During fiscal 2009, Webster will focus a significant portion of its attention on refining and further expanding its relatively new equipment business.

Associated Medical Supply, Inc., a veterinary distributor serving companion-pet veterinarians in Arizona and Utah, was acquired late in fiscal 2008. This transaction was of strategic importance, since it strengthened Webster's competitive position in the southwestern U.S. The acquisition of New England X-Ray, Inc., a specialty equipment and service business in the greater Boston market, provided a platform for expanding Webster's equipment business in this important region.

Patterson Medical

Patterson Medical, the world's leading distributor of rehabilitation supplies and equipment, reported sales growth of 11% to $371 million. This business, which is starting to realize its potential in the large and growing rehabilitation market, is responding to strategies aimed at implementing a more extensive value-added business model. Patterson Medical has greatly expanded its field sales force, which currently totals more than 200 representatives. In addition, it continued to establish a full-service branch office structure. By the end of fiscal 2008, Patterson Medical had acquired or internally started 12 branch offices around the country. Also during fiscal 2008, Patterson Medical became the only national distributor of the industry-leading line of Chattanooga Medical Supply rehabilitation equipment.

In November 2007, we acquired PTOS software, a leading line of practice management software for physical therapists. Endorsed by the largest provider networks in the rehabilitation market, PTOS software is enabling Patterson Medical to garner new customers and deepen its relationships with existing customers.

Fiscal 2008 was a year of investment and progress, and more work remains ahead of us. We are confident about getting this job done due to the quality and commitment of our many outstanding employees. We thank our people for their hard work, and we also appreciate the continued support of our shareholders, valued customers and business partners.

Sincerely,



James W. Wiltz
President and Chief Executive Officer



Daniel H. Peckskamp	*R. Stephen Armstrong*	*David P. Sproat*	*James W. Wiltz*	*Scott P. Anderson*	*George L. Henriques*	*Jerome E. Thygesen*
Vice President Operations	*Executive Vice President and Chief Financial Officer*	*President Patterson Medical*	*President and Chief Executive Officer*	*President Patterson Dental*	*President Webster Veterinary*	*Vice President Human Resources*

Business Overview

Patterson Dental is one of North America's largest dental distributors with an estimated 32% share of this large and growing market. This business accounted for 73% of Patterson's consolidated total sales in fiscal 2008.

With operations in the U.S. and Canada, our dental business has attained a position of industry leadership by deploying a full-service, value-added strategy focused on meeting a virtually complete range of dental office needs. Our long-term success also is grounded in our recognition that we are engaged in a relationship business with our customers. Patterson Dental's more than 1,500 field representatives, comprising the largest sales force in the industry, work closely with sole practitioners and small dental offices to provide unsurpassed customer service. Patterson Dental's operations are also highly decentralized with 87 branches. This decentralization places decision-making close to the customer, in addition to resulting in greater local accountability.

Competitive Strengths

Patterson Dental's full-service, value-added strategy enables this business to provide dental offices with a virtually complete range of consumable supplies, equipment and software, and value-added services in a cost-effective and highly efficient manner.

- Consumables. We provide the industry's broadest range of consumable products and front office supplies. These supplies, which generate a large base of recurring revenues, are marketed not only by our sales force, but also through a highly efficient electronic order/entry system at the disposal of our customers.
- Equipment and software. Patterson Dental is the industry's largest distributor of basic and new technology equipment. We have attained this position through our long-established reputation for unmatched credibility with dental practitioners and by offering leading equipment manufacturers unparalleled local technical support and market experience. As the table below indicates, Patterson Dental holds the largest market share of the industry's leading equipment lines in virtually every major equipment category, from dental chairs and lights to CAD/CAM systems and digital radiography. Our equipment and software business is supported by the unique capabilities of the Patterson Technology Center, which is responsible for providing dentists with a total digital solution through software development, support and integration and office networking.
- Value-added services. Patterson Dental's full-service business model extends to a broad range of services required by its customers. These value-added services include: equipment financing; technical service (local equipment repair, installation and customer support, networking and customer training); dental office design; electronic patient education services; electronic order-entry; and *e*Business solutions such as electronic claims and customer statements.



Patterson Dental is the only national distributor of A-dec chairs, the most widely used by the dental profession.

Dental Market Growth

We estimate the North American dental market at more than $6 billion and growing at a 5%-6% annual rate. According to the Centers for Medicare and Medicaid Services, total U.S. dental expenditures are expected to

The Clear Industry Leader in Dental Equipment

Manufacturer's Category Rank	Sold by Patterson Dental			Sold by Nearest Competitor		
	#1	#2	#3	#1	#2	#3
Chairs	■				□	
Cabinetry	■				□	
Units	■				□	
Digital X-ray: Intraoral	■				□	
Digital X-ray: Extraoral	■	□			□	
Handpieces		□		■		
CAD/CAM	■					

Patterson Dental sells more dental equipment and represents more of the industry-leading equipment manufacturers in the primary equipment categories than any other dental distributor.

continue growing at approximately 7% each year through 2015. It also is estimated that the growth of dental expenditures during this period will rise roughly twice as fast as the forecasted growth of the U.S. economy as measured by gross domestic product.

Fueling the growth of the dental market are a series of powerful factors:

Favorable Demographics

Similar to overall health care, rising demand for dental services will be generated by an expanding adult population, whose numbers are growing three times the rate of the general population. Older patients are retaining their natural teeth longer, which will require more dental services over an extended period of time.

Cosmetic and Specialty Procedures

Patient demand for specialty and cosmetic dental procedures has increased in recent years, and this growth is expected to continue over the foreseeable future. Procedures like tooth whitening, orthodontic treatment for adults and veneers— aimed at improving the patient's appearance— have become increasingly popular.



Technology

Converting to new dental procedures based on digital and CAD/CAM technologies also is fueling the growth of the dental market. Digital x-rays and the CEREC® 3D crown restoration system are increasing the efficiencies of dental offices, while improving dental outcomes and the overall patient experience. The efficiency-enhancing aspects of these new technologies are particularly critical in view of the declining number of dentists per capita. The looming shortage of dental practitioners will place an increasing premium on technologies that enable dentists to treat more patients within the same number of weekly office hours.

Insurance

Dental insurance has increased the percentage of the general population that can routinely access dental care, resulting in additional demand for dental services.

Key Business Strategies

To further strengthen our ability to capitalize on the attractive opportunities that we see in the North American dental market, Patterson Dental recently implemented a series of related growth strategies.

- The commission structure of Patterson Dental's sales force has been revamped to better align compensation with the growth objectives and strategies of the organization.
- Patterson Dental is offering its EagleSoft® practice management software free of charge to any dentist with the goal of converting non-Patterson customers to our digital x-ray solution. We believe this strategy, which could also lead prospective customers to purchase consumable supplies and other dental equipment from us, will enable Patterson Dental to more fully capitalize on the digital radiography opportunity, which is the fastest growing product niche in dentistry.
- Our customer loyalty program, now called Patterson Advantage℠, has been redesigned to incent customers to partner with Patterson Dental to meet all of their needs.
- The selection process and training of field sales representatives have been materially strengthened with the goal of attracting and retaining the best people.



Patterson Dental is the industry leader at introducing important new dental technologies, including wireless digital radiography (pictured above) and the CEREC® 3D dental restorative system (below), which is based on CAD/CAM technology.



Business Overview

Webster Veterinary is one of the nation's largest distributors of companion-pet veterinary supplies, equipment and pharmaceuticals with an estimated 15% national market share. Accounting for 15% of Patterson's consolidated sales in fiscal 2008, Webster is the leading companion-pet veterinary distributor in the eastern half of the U.S. and is establishing a steadily growing presence west of the Mississippi.

Expanding Value-Added Platform

Over the past few years, Webster has focused on strengthening its full-service, value-added business platform, with the goal of functioning as a single-source solution for companion-pet veterinarians. Webster's progress on this front is evident in its solid growth during this period of time. As a result, we believe that Webster, which remains the industry's top financial performer, represents the vehicle for establishing a leading national position in the companion-pet veterinarian market.

Growing Sales Force

By the end of fiscal 2008, Webster's sales force had grown to more than 180 field sales representatives operating from 12 branch offices. In addition to growth in numbers, Webster's sales force has also become increasingly specialized to include equine, equipment and technology specialists. Webster's sales force also is augmented by a large group of knowledgable and experienced inside customer service representatives, who consistently rank as the best in the industry.

Extensive Product Choice

In the area of consumable supplies, Webster offers the widest range of products in the industry. Moreover, the strategic decision to provide more pharmaceutical choices for our customers in several key product categories, including vaccines, flea/tick, and heartworm is working as planned. As a result of this initiative, Webster currently supports offerings from Fort Dodge Animal Health, Intervet/Schering-Plough, Eli Lilly, Novartis, Bayer, Virbac and other leading pharmaceutical manufacturers. Webster also offers its customers a full range of front office business forms and supplies.

Expanding Equipment Business

As part of its plan to strengthen its full-service platform, Webster is strongly focusing on sales of veterinary equipment. Webster is now selling an expanding range of equipment, including digital x-ray systems, tables, kennels, and cabinetry, in most of its markets. Webster is supporting this initiative through its steadily expanding capabilities in local technical service. In addition, several Webster branches include equipment showrooms.

Webster is also developing a more open architecture for its IntraVet® practice management software, which will enable veterinary professionals to integrate digital x-ray images, as well as lab results from other equipment, into a digitized patient record. By leveraging the full capabilities of the Patterson Technology Center, Webster will be the only veterinary distributor capable of offering a single-source digital solution. Other practice-enhancing functionalities are being evaluated for integration into IntraVet software.

Growing Range of Value-Added Services

Webster is expanding its offerings of value-added services in order to meet a more complete set of customer needs. These services currently include veterinary clinic and hospital design, equipment financing, electronic order/ entry and customer education programs.


Total U.S Pet Industry Expenditures
Source: American Pet Products Manufacturers Association
$50 Bil
$40 Bil
$30 Bil
$20 Bil
$10 Bil
0
$34.4
$36.3
$38.5
$41.2
$43.4 (est)
2004
2005
2006
2007
2008

Many households consider their pets a part of the family and are spending more on pet care, products and services.





As part of its plan to strengthen its full-service, value-added platform, Webster is focusing on sales of veterinary equipment. Webster is now selling an expanding range of equipment, including digital x-ray systems, tables, kennels, and cabinetry, in most of its markets.

Efficient Distribution

A significant portion of Webster's distribution has been consolidated into combined, full-service veterinary, dental and rehabilitation facilities in the Northeast, Middle Atlantic and Northwest regions under the management of Patterson Logistics Services. Veterinary products will be integrated into an expanded multi-use distribution center in California later this fiscal year, which will support Webster's growing position in this key market. Webster's remaining stand-alone distribution centers have been functionally separated from its branch offices under Patterson Logistics.

Attractive Market Characteristics

The U.S. companion-pet market is estimated at approximately $3 billion, encompassing approximately 24,000 veterinary practices. As the fastest growing segment of the overall veterinary market, the companion-pet market is being fueled by highly attractive demographics and consumer spending trends.



- Industry sources estimate that 63% or 71 million households own one or more companion pets, including dogs, cats and horses. This ownership level is up from 56% of all U.S. households in 1988.
- Households have significantly increased spending on veterinary care as a percentage of their real disposable income. Many households consider their pets a part of the family and are willing to pay for advanced and intensive veterinary care. Reflecting this concern for their pets, household expenditures on veterinary care have increased from $28.5 billion in 2001 to $38.5 billion in 2006, representing a 6% compound annual growth rate.

Fiscal 2009 Goals

During the coming fiscal year, Webster will be communicating more actively its position as a single-source solution for the companion-pet veterinary market. At the same time, Webster will be expanding and refining its relatively new equipment business. This effort will include further development of its technical service capabilities. Webster also will remain alert to attractively priced acquisition opportunities that would result in expansion into new geographic markets or product offerings.

Business Overview

Patterson Medical is the world's leading distributor of supplies, equipment and assistive living product focused on rehabilitation and sports medicine specialists. With an estimated 6% share of this global market, which reflects the highly fragmented nature of this market, Patterson Medical accounted for 12% of Patterson's consolidated sales in fiscal 2008.



Patterson Medical owns many of the leading brands on the global rehabilitation market, including Sammons Preston in the Americas, Medco in the U.S. sports medicine market and Homecraft Rolyan in Europe and Asia.

Patterson Medical is the only one-stop shop in the rehabilitation market, providing its customers with the convenience of a single source of supply for virtually all of their product needs. The business is significantly larger than its nearest competitor, and no other distributor can match the scope of Patterson Medical's offerings. It manufactures approximately 25% of the products it distributes and owns many of the leading brands in the global rehabilitation market, including Sammons Preston in the Americas, Medco in the U.S. sports medicine market and Homecraft Rolyan in Europe and Asia. During fiscal 2008, Patterson Medical also began distributing Chattanooga Medical Supply's industry-leading line of rehabilitation equipment on a national basis.



With operations in North America and the U.K., Patterson Medical serves a wide range of customers on a global basis. Outside the U.S., Patterson Medical's products are sold to customers in 70 countries through a network of 200 dealers. Physical and occupational therapists working in hospitals and clinics constitute Patterson Medical's largest base of customers. This unit also sells rehabilitation supplies and equipment to athletic directors and sports trainers, long-term care facilities, schools, local equipment dealers and end-user consumers. A wide range of sales channels is used to reach this diverse customer base, including the industry's largest direct mail catalog operation; a growing sales force; contracts, some exclusive, with virtually every major national healthcare purchasing group; telemarketing; country-specific distributors; and the internet.

Patterson Medical does not engage in third-party billing. Instead, it sells to and collects directly from its customers, who provide third-party services. In addition, Patterson Medical's products generally are not subject to reimbursement pressures from Medicare and Medicaid.

Expanding Value-Added Platform

Over the past few years, Patterson Medical has been implementing plans and strategies aimed at strengthening and expanding its value-added business platform. Increasing the size and quality of its field sales force and establishing a branch office structure rank among the most important of these strategies.

Growing Field Sales Force

Back in 2005, Patterson Medical's U.S. field sales force totaled 85 representatives, which was already the largest in the rehabilitation industry. At the end of fiscal 2008, this sales force had more than doubled to over 200 representatives worldwide. The rationale for this strategy is based on the fact that rehabilitation, like dentistry and veterinary medicine, is a relationship business. Physical


U.S. Population Growth (millions) 65+ Age Group
Source: U.S. Census Bureau
Population will double between 2000 and 2030
millions
90
60
30
0
1990 1995 2000 2005 2010 2015 2020 2025 2030 2035 2040 2045 2050

The aging baby boomer generation will generate growing demand for rehabilitation supplies and equipment.



Physical and occupational therapists working in hospitals and clinics constitute Patterson Medical's largest base of customers.

and occupational therapists and athletic trainers want relationships with sales representatives based on product knowledge, industry expertise and quality service. Patterson Medical's growing sales force has been augmented by electronic order/entry and the launch of a customer loyalty program.

Branch Office Structure

Patterson Medical has been establishing a branch office structure through acquisitions and internal start-ups over the past two years. At the end of fiscal 2008, the unit was operating 12 branches, serving such major markets as New York, Atlanta, Chicago, Dallas, Houston and San Francisco. Each branch deploys a full-service, value-added model, based upon a commissioned sales staff, equipment showrooms, and a service department for equipment installation, repair and warranty service. Through this strategy, the local sales staff is able to build strong customer relationships, while locally-based decision-making results in greater accountability. Branch office equipment showrooms and availability of local technical service have provided Patterson Medical with an added measure of credibility among manufacturers of premium equipment lines.

Market Growth Drivers

The growth of the estimated $6 billion rehabilitation market is being fueled by a combination of factors. Perhaps most importantly is the aging baby boomer population. The U.S. Census Bureau estimates that the population over the age of 65 will double in size between 2000 and 2030, growing from 35 million to 72 million. Aging population trends in the U.K., Patterson Medical's largest overseas market, mirror those in the U.S. It is estimated that the U.K.'s over-65 population will nearly double to almost 16.5 million over the next 30 years. Moreover, the over-85 population is projected to nearly triple over this same period. Growing demand for rehabilitation services also is being generated by today's more active lifestyles, resulting in growing numbers of sports and recreation-related injuries. In addition, there is a trend toward less invasive treatment and intervention, which frequently involves a rehabilitation protocol for the recovery process.

Fiscal 2009 Goals

During the coming year, Patterson Medical will focus on strengthening the operations of its branch structure, including the implementation of Patterson's management systems at each branch. Additional branches will be opened but probably at a slower rate than in fiscal 2008. In addition, Patterson Medical will continue expanding its field sales force. Patterson Medical also will continue to evaluate acquisition opportunities, reflecting its market-leading position as a consolidator of a highly fragmented industry. Of particular interest would be local/regional dealers and specialty distributors, including those serving the sports medicine market. Finally, Patterson Medical will work to continue strengthening its international operations and extending its brands throughout the world.

Selected Consolidated Financial and Operating Data

(In thousands, except per share amounts)

Year ended	4/26/08	4/28/07	4/29/06	4/30/05	4/24/04	4/26/03
Statement of Operations Data:						
Net sales	$ 2,998,729	$ 2,798,398	$ 2,615,123	$ 2,421,457	$ 1,969,349	$ 1,656,956
Cost of sales	1,967,004	1,829,526	1,700,694	1,558,946	1,267,005	1,082,370
Gross margin	1,031,725	968,872	914,429	862,511	702,344	574,586
Operating expenses (2)	672,522	633,182	591,417	560,375	459,844	395,638
Operating income	359,203	335,690	323,012	302,136	242,500	178,948
Other income (expense) – net	(1,775)	(6,082)	(6,039)	(8,689)	(2,980)	7,454
Income taxes	132,570	121,272	118,548	109,749	90,055	70,082
Income before cumulative effect of accounting change	$ 224,858	$ 208,336	$ 198,425	$ 183,698	$ 149,465	$ 116,320
Diluted earnings per share (1) (2)	$ 1.69	$ 1.51	$ 1.43	$ 1.32	$ 1.08	$ 0.85
Weighted average shares and potentially dilutive shares outstanding (1)	132,910	137,769	139,234	138,873	137,768	136,894
Dividends per common share	—	—	—	—	—	—
Balance Sheet Data:						
Working capital	$ 518,974	$ 509,021	$ 437,727	$ 470,439	$ 507,145	$ 422,093
Total assets	2,076,373	1,940,320	1,911,718	1,685,301	1,588,957	823,978
Total debt	655,034	180,024	300,041	321,557	499,587	274
Stockholders' equity	1,004,787	1,379,214	1,242,521	1,015,072	801,758	633,686
Operating Data:						
(as of fiscal year-end)						
Number of sales representatives	1,998	1,923	1,864	1,683	1,582	1,353
Number of employees	6,857	6,577	6,438	5,948	5,741	4,772
Number of service technicians	1,217	1,143	1,124	1,037	991	976

(1) Amounts are adjusted for two-for-one stock splits on September 14, 2004 and June 13, 2000.

(2) Reflects the adoption of FASB Statement No. 142 "Goodwill and Other Intangible Assets" in fiscal year 2003. Had this standard been adopted at the beginning of fiscal 1999, income in fiscal years 1999 through 2002 would have been positively impacted by no more than $0.02 per diluted share. In addition, FASB Statement No. 123(R) "Share-Based Compensation" was adopted at the beginning of fiscal year 2007 and reduced diluted earnings per share by $0.04 and $0.05 in fiscal years 2008 and 2007, respectively. All prior years in this summary do not reflect expense under Statement 123(R).

(3) See the Notes to the Consolidated Financial Statements included in Item 8. of the Annual Report on Form 10-K.

Market Information

The Company's common stock trades on the NASDAQ Global Select Market® under the symbol PDCO.

The following table sets forth the range of high and low sale prices for the Company's common stock for each full quarterly period within the two most recent fiscal years. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
First Quarter	$38.27	$33.81	$36.13	$31.51
Second Quarter	$40.08	$35.03	$34.25	$29.61
Third Quarter	$39.93	$28.32	$38.29	$31.80
Fourth Quarter	$37.78	$30.89	$39.76	$31.71

4/27/02	4/28/01	4/29/00	4/24/99
$ 1,415,515	$ 1,156,455	$ 1,045,883	$ 883,268
921,335	747,301	678,766	571,698
494,180	409,154	367,117	311,570
347,000	294,039	269,658	234,098
147,180	115,115	97,459	77,472
5,043	7,081	5,540	2,239
56,933	45,721	38,527	29,815
$ 95,290	$ 76,475	$ 64,472	$ 49,896
$ 0.70	$ 0.56	$ 0.48	$ 0.37
136,402	135,526	135,088	133,986
—	—	—	—
$ 331,413	$ 310,046	$ 238,502	$ 187,952
718,376	549,180	451,976	373,250
976	990	1,719	2,097
514,360	408,515	330,470	265,199
1,308	1,087	1,046	986
4,637	3,853	3,789	3,623
911	807	793	721

Unaudited Quarterly Results

(In thousands, except per share amounts)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks. The following table summarizes results for fiscal 2008 and 2007.

	Fiscal 2008			
Quarter	**Fourth**	**Third**	**Second**	**First**
Net sales	$778,388	$776,946	$741,992	$701,403
Gross profit	273,154	269,138	252,299	237,134
Operating income	101,269	97,114	85,613	75,207
Net income	63,209	60,364	53,741	47,544
Earnings per share				
basic	$ 0.52	$ 0.45	$ 0.40	$ 0.35
diluted	$ 0.51	$ 0.45	$ 0.39	$ 0.35

	Fiscal 2007			
Quarter	**Fourth**	**Third**	**Second**	**First**
Net sales	$739,143	$709,494	$694,273	$655,488
Gross profit	260,563	250,266	235,629	222,414
Operating income	96,446	92,686	78,021	68,537
Net income	59,924	58,591	48,237	41,584
Earnings per share				
basic	$ 0.44	$ 0.43	$ 0.35	$ 0.30
diluted	$ 0.44	$ 0.43	$ 0.35	$ 0.30

Corporate Headquarters

1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/686-1600
www.pattersoncompanies.com

Independent Auditors
Ernst & Young LLP
Minneapolis, MN

Legal Counsel
Briggs and Morgan, P.A.
Minneapolis, MN

Stock Transfer Agent and Registrar
Wells Fargo Bank, N.A.
South St. Paul, MN

Investor Relations Counsel
Equity Market Partners
Amelia Island, FL

Annual Meeting
The annual meeting of shareholders will be held at 4:30 p.m. on September 8, 2008 at the Minnesota Branch of Patterson Dental, 2930 Waters Road, Suite 100, Eagan, Minnesota.

Form 10-K
A copy of our annual report on Form 10-K is available to shareholders without charge in the investor relations section of the Patterson website (www.pattersoncompanies.com) or by writing to: R. Stephen Armstrong, Executive Vice President and Chief Financial Officer

Directors

John D. Buck (3), (4)
Chief Executive Officer
Whitefish Ventures, LLC
Minneapolis, MN

Ronald E. Ezerski (2), (4)
Private Investor

Peter L. Frechette (1)
Chairman
Patterson Companies, Inc.

Andre B. Lacy (2), (4)
Chairman
LDI Ltd., LLC
Indianapolis, IN

Charles Reich (2), (4)
Executive Vice President (retired)
3M Company
St. Paul, MN

Ellen A. Rudnick (3), (4)
Executive Director
Michael P. Polsky Center for Entrepreneurship
University of Chicago Graduate School of Business
Chicago, IL

Harold C. Slavkin (3), (4)
Dean
School of Dentistry
University of Southern California
Los Angeles, CA

James W. Wiltz (1)
President and Chief Executive Officer
Patterson Companies, Inc.

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Governance Committee

Executive Officers

Peter L. Frechette
Chairman

James W. Wiltz
President and Chief Executive Officer

R. Stephen Armstrong (1)
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Officers and Officers of Operating Units

Lynn E. Askew
Vice President
Management Information Systems

Daniel H. Peckskamp
Vice President
Operations

Matthew L. Levitt
Secretary and General Counsel

Scott P. Anderson
President
Patterson Dental

George L. Henriques
President
Webster Veterinary

David P. Sproat
President
Patterson Medical

Jerome E. Thygesen
Vice President
Human Resources

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 26, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-20572

PATTERSON COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0886515**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1031 Mendota Heights Road
St. Paul, Minnesota 55120
(Address of principal executive offices including Zip Code)

Registrant's telephone number, including area code: (651) 686-1600

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the NASDAQ Global Select Market on October 27, 2007, was approximately $4,948,000,000. (For purposes of this calculation all of the registrant's officers, directors, presidents of operating units and 10% owners known to the Company are deemed affiliates of the registrant.)

As of June 23, 2008, there were 121,335,179 shares of Common Stock of the registrant issued and outstanding.

Documents Incorporated By Reference

Certain portions of the document listed below have been incorporated by reference into the indicated part of this Form 10-K.

Document Incorporated	Part of Form 10-K
Proxy Statement for 2008 Annual Meeting of Shareholders	Part III

FORM 10-K INDEX

PART I

Item 1. BUSINESS

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K includes forward-looking statements. Reference is made to Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors that May Affect Future Operating Results, for a discussion of certain factors that could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements.

General

In June 2004, the Company changed its corporate name from Patterson Dental Company to Patterson Companies, Inc. ("Patterson" or the "Company"). Patterson retained its existing Nasdaq stock symbol—PDCO. The corporate name change was adopted to reflect Patterson's expanding base of business, which now encompasses the veterinary and rehabilitation supply markets, as well as its traditional base of operations in the dental supply market. Patterson's operating units include Patterson Dental, Webster Veterinary and Patterson Medical.

Patterson is a value-added distributor serving three major markets:

- North American dental supply;
- U.S. companion-pet (dogs, cats and other common household pets) and equine veterinary supply;
- and the worldwide rehabilitation and assistive products supply market.

Unless otherwise indicated, all references to Patterson or the Company include its subsidiaries: Patterson Dental Holdings, Inc., Direct Dental Supply Co., Patterson Dental Canada Inc., Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc., PDC Funding Company, LLC, PDC Funding Company II, LLC, Patterson Technology Center, Inc., Patterson Office Supplies, Inc., Webster Management LP, Intra Corp., Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Sammons Preston Canada, Inc., AO Liquidation, Inc., Tumble Forms, Inc., Midland Manufacturing Company Inc., Patterson Logistics Services, Inc., Accu-Bite, Inc., Accu-Bite Products Limited Liability Company, Williamston Industrial Center, LLC, Strategic Dental Marketing, Inc., AbilityOne Homecraft Limited, AbilityOne Limited, AbilityOne Kinetec SA, Theraquip, Inc., Metro Medical, Inc., and Advance Practice Systems LLC.

Patterson began distributing dental supplies in 1877. The modern history of the business dates to May 1985, when the Company's management and certain investors purchased the Company from a subsidiary of The Beatrice Companies, Inc. Patterson became a publicly traded company in October 1992. The Company is a corporation organized under the laws of Minnesota.

The Company historically reported under one operating segment, dental supply. In July 2001, the Company purchased the veterinary supply assets of J. A. Webster, Inc., which became a reportable business segment. Then in September 2003, the Company acquired Patterson Medical (formerly AbilityOne Products Corp.), creating a third business segment which serves the rehabilitation supply market.

The Company's three reportable segments, dental supply, veterinary supply and rehabilitation supply, are strategic business units that offer similar products and services to different customer bases. Each business is a market leader with a strong competitive position, serves a fragmented market that offers consolidation opportunities and offers relatively low-cost consumable supplies, making the Company's value-added business proposition highly attractive to customers.

Shared Services Initiative

To streamline Patterson's cost structure, the Company continues to consolidate its distribution infrastructure and business systems. With respect to the distribution infrastructure, in late fiscal 2005 a facility in

Columbia, SC was opened that replaced the individual dental and veterinary distribution centers that were serving this region. In fiscal 2006, separate dental and veterinary facilities in Seattle, WA were consolidated into a new shared distribution center. In addition, certain high-volume Patterson Medical inventory was being stocked at shared distribution facilities in Dinuba, CA, Jacksonville, FL and Fort Worth, TX.

During fiscal 2007, a new distribution center in eastern Pennsylvania was opened that replaced nearby, separate dental and veterinary facilities. Patterson Medical moved into this new distribution center and closed its former primary distribution facility in Bolingbrook, IL.

In fiscal 2008, the Company began to expand the existing facility in Dinuba, CA. In fiscal 2009, this location will be the second in the distribution system to service customers of all three business units.

The first shared sales branch office locations have been established and the Company plans to leverage additional branch locations by sharing between two or three business units in select markets during fiscal 2009.

Dental Supply

Overview

As Patterson's largest business, Patterson Dental is one of the two largest distributors of dental products in North America. The business has operations in the United States and Canada. Patterson Dental, a full-service, value-added supplier to dentists, dental laboratories, institutions, and other healthcare professionals, provides: consumable products (including x-ray film, restorative materials, hand instruments and sterilization products); basic and advanced technology dental equipment; practice management and clinical software; patient education systems; and office forms and stationery. Patterson Dental offers its customers a broad selection of dental products including more than 90,000 stock keeping units ("SKUs") of which approximately 4,000 are private-label products sold under the Patterson name. Patterson Dental also offers customers a full range of related services including dental equipment installation, maintenance and repair, dental office design and equipment financing. Patterson Dental markets its dental products and services through approximately 1,450 direct sales representatives, 391 of whom are equipment specialists.

Patterson Dental has over 125 years of experience providing quality service to dental professionals. Net sales of this segment have increased from $165.8 million in fiscal 1986 to approximately $2.2 billion in fiscal 2008 and profitability has increased from an operating loss in fiscal 1986 to operating income of $281.9 million in fiscal 2008.

Patterson estimates the dental supply market it serves to be approximately $6.8 billion annually and that its share of this market is approximately 32%. The underlying structure of the dental supply market consists of a sizeable geographically dispersed number of fragmented dental practices and is attractive for the Company's role as a value-added, full-service distributor. According to the American Dental Association, there are over 160,000 dentists practicing in the United States in approximately 135,000 dental practices. In Canada, there are approximately 18,000 licensed dentists according to the Canadian Dental Association. The average general practitioner generated approximately $560,000 in annual revenue in 2003, while the average specialty practitioner produced about $800,000. The Company believes that a dentist uses between 5% and 7% of annual revenue to purchase consumable supplies used in the daily operations of the practice. This translates into between $28,000 and $39,000 of supplies being purchased by the average practice each year. The Company believes the average dental practitioner purchases about 40% of their supplies from their top supplier.

Total expenditures for dental services in the United States increased from $31 billion in 1990 to $92 billion in 2006. Domestic dental care expenditures are projected by the Centers for Medicare & Medicaid Services to grow 6% annually, reaching $116 billion by the year 2010. The Company believes that the demand for dental services, equipment and supplies will continue to be influenced by the following factors:

- *Demographics.* The U.S. population grew from 235 million in 1980 to 302 million in 2007, and is expected to reach 309 million by 2010. The median age of the population is also increasing and the Company believes that older dental patients spend more on a per capita basis for dental services.

- *Dental products and techniques.* Technological developments in dental products have contributed to advances in dental techniques and procedures, including cosmetic dentistry and dental implants.
- *Demand for certain dental procedures.* Demand is growing for preventive dentistry and specialty services such as periodontic (the treatment of gums), endodontic (root canals), orthodontic (braces), and other dental procedures that enable patients to keep their natural teeth longer and improve their appearance.
- *Increased dental office productivity.* The number of dentists per 100,000 persons in the U.S. is forecasted to decline over the next two decades. As a result, the number of patients per dental practice is expected to grow. For this reason dentists are showing an increased willingness to invest in dental equipment and office infrastructure that can strengthen the productivity of their practices.
- *Demand for infection control products.* Greater public awareness as well as regulations and guidelines instituted by OSHA, the American Dental Association and state regulatory authorities have resulted in increased use of infection control (asepsis) products such as protective clothing, gloves, facemasks, and sterilization equipment to prevent the spread of communicable diseases such as AIDS, hepatitis and herpes.
- *Coverage by dental plans.* An increasing number of dental services are being funded by private dental insurance. The Centers for Medicare & Medicaid Services statistics on expenditures for dental services in the United States indicate that private dental insurance paid approximately 50% of the $892 billion in total expenditures for 2006.

Strategy

Patterson's objective is to remain a leading national distributor of supplies, equipment and related services in the market while continuing to improve its profitability and enhance its value to customers. To achieve this objective, Patterson has adopted a strategy of emphasizing its value-added, full-service capabilities, using technology to enhance customer service, continuing to improve operating efficiencies, and growing through internal expansion and acquisitions.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Dental is positioned to meet virtually all of the needs of dental practitioners by providing a full range of consumable supplies, equipment and software, and value-added services. The Company believes that its customers value full service and responsive delivery of quality supplies and equipment. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. The Company's knowledgeable sales representatives assist customers in the selection and purchase of supplies and equipment. In addition, the high quality sales force allows Patterson to offer broader product lines. Since most dental practices lack a significant degree of back office support, the convenience of our full-service capabilities enables dentists to spend more time with patients and, thus, generate additional revenues.

Patterson meets its customer's requirements by delivering frequent, small quantity orders rapidly and reliably from its strategically located distribution centers. Equipment specialists, technology representatives, and service technicians also support the Company's value-added strategy in the dental supply market. Equipment specialists offer consultation on office design, equipment requirements and financing. Technology representatives provide guidance on integrating technology solutions including practice management and clinical software, digital radiography, custom hardware and networking into the dental practice. The Company's experienced service technicians perform equipment installation, maintenance and repair services including services on products not purchased through Patterson.

Using Technology to Enhance Customer Service. As part of its commitment to providing superior customer service, the Company offers its customers easy order placement. The Company has offered electronic ordering capability to its dental supply segment since 1987 when it first introduced Remote Order Entry (REMO℠). The Company believes that its computerized order entry systems help to establish relationships with new customers and increase loyalty among existing customers. The remote order entry systems permit customers to place orders from their offices directly to Patterson 24 hours a day, 7 days a week. Over the years, the Company has continued to introduce new order entry systems designed to meet the varying needs of its customers. Today the Company offers four systems to the dental supply segment, eMAGINE®, REMO℠, PDXpress® and www.pattersondental.com. Customers, as well as the Company's sales force, use these systems. Over the years, the number of orders transmitted electronically has grown steadily to approximately 65% of Patterson's consumable dental product volume or $790 million in fiscal year 2008.

In fiscal 2002, the Company introduced its newest order entry system, eMAGINE®. eMAGINE® has become the standard platform for the sales representative and includes many new features and upgrades including: up to three years of order history for the customer's reference, faster searches for products and reports, order tracking, instant information on monthly product specials, descriptions and photographs of popular products and an electronic custom catalog, including a printable version with scannable bar codes.

For those dental customers not using eMAGINE®, the Company offers two alternative order entry products. REMO℠ gives customers direct and immediate ordering access through a personal computer to a database containing Patterson's complete inventory. PDXpress® is a handheld order entry system that eliminates handwritten order forms by permitting a user to scan a product bar code from an inventory tag system or from Patterson's bar-coded catalog. These systems, including eMAGINE®, are provided at no additional charge to customers who maintain certain minimum purchase requirements.

The goal of the Company's Internet strategy is to distribute information and service related products over the Internet to enhance customers' practices and to increase sales force productivity. The Company's Internet environment includes order entry, access to "*Patterson Today*" articles and manufacturers' product information. Additionally, Patterson utilizes a tool, InfoSource, to provide real time customer and Company information to the Company's sales force, managers and vendors via the Internet.

In addition to enhancing customer service, by offering electronic order entry systems to its customers, the Company enables its sales representatives to spend more time with existing customers and to call on additional customers.

The Company's proprietary practice management and clinical software, EagleSoft®, is developed and maintained by the Patterson Technology Center (PTC). The Company believes the PTC differentiates Patterson Dental from the competition by positioning Patterson Dental as the only company providing a single-source solution for the high-growth area of digital radiography. This technology, which the Company expects to be installed eventually in most dental offices, has a current market penetration of approximately 30%. Among its many specialized capabilities, the PTC provides system configuration, as well as the seamless integration of all digital operatory components with clinical software, including our EagleSoft® line. This integration creates an electronic patient database that combines the patient's front office record with digital information from the clinical x-ray, intra-oral camera, CEREC and other digital equipment. The PTC also will network the digital x-ray system throughout the entire office and provide all required custom computer hardware for the system. In addition, the PTC provides installation and customer training, as well as a call center for troubleshooting customer problems and arranging for local service.

Software and digital radiography customers also have access to the support capabilities of the PTC. The PTC provides support for our proprietary products as well as select branded product from our manufacturers. In addition to troubleshooting problems through its customer call center, the PTC designs and configures local area networks and assembles custom hardware. The PTC also develops and supports the Company's order entry systems.

Continuing to Improve Operating Efficiencies. Patterson continues to implement programs designed to improve operating efficiencies and allow for continued sales growth over time. These programs include a wide variety of initiatives from investing in management information systems to consolidating distribution centers. Recent initiatives include upgrading the Company's communications architecture, developing a new technical service system, and implementation of the shared services concept.

The Company has improved operating efficiencies by converting its communications architecture to faster, higher capacity data lines that combine voice and data transmissions while reducing overall communication costs. The Company has made substantial progress in the development of a new field service management tool for its technical service operations. This new tool will allow the Company to fundamentally change its technical service business processes, improving the Company's ability to coordinate the actions of its service technicians and enhancing customer service while reducing the overall cost of operations.

An integral part of the Company's shared services concept is the consolidation and leveraging of distribution centers between the segments of the Company, which began in fiscal 2005. As of April 2008, the dental segment shares six distribution centers with one or both of the other operating units. In addition, the Company has begun to establish shared sales branch office locations between multiple segments, with the first location established in northern California in late fiscal 2007. As a result of these and other efforts, the Company expects to continue to improve its operating leverage and efficiencies going forward.

Growing Through Internal Expansion and Acquisitions. The Company intends to continue to grow by opening additional sales offices, hiring established sales representatives, hiring and training college graduates as territory sales representatives, and acquiring other distributors in order to enter new markets and expand its customer base. The Company believes that it is well positioned to take advantage of expected continued consolidation in the dental distribution market. Over the past 20 years the Company has made a number of acquisitions, including the following:

Dental distribution acquisitions in the United States

- In August 1987, Patterson acquired the D.L. Saslow Co., which at the time was the third largest distributor of dental products in the United States. Between 1989 and 2005, Patterson acquired certain assets of 25 smaller dental dealers throughout the United States. During fiscal 2002, the Company acquired Thompson Dental Company of Columbia, SC, a leading value-added distributor of dental supplies, equipment and services in the mid-Atlantic and southeastern U.S. Thompson ranked among the 10 largest dental distributors in the country. In September 2005, the Company acquired Accu-Bite, Inc., a Michigan-based dental distributor with approximately 60 field sales representatives. In April 2008, a full-service regional distributor serving customers in the northeastern U.S., Leventhal & Sons, Inc., was acquired.

Dental distribution acquisitions in Canada

- In October 1993, Patterson Dental completed the acquisition of Healthco International, Inc.'s Canadian subsidiary, Healthco Canada, Inc. In August 1997, the Company acquired Canadian Dental Supply Ltd., which expanded the Company's market share in British Columbia, Alberta, Saskatchewan and Ontario. In July 2002, the Company acquired Distribution Quebec Dentaire, Inc., augmenting the Company's market share in Quebec. As a combined operation known as Patterson Dental Canada Inc., this subsidiary, which the Company believes is one of the two largest full-service dental products distributors in Canada, employs approximately 520 people, 150 of whom are sales representatives.

Printed office products acquisitions

- In October 1996, Patterson acquired the Colwell Systems division of Deluxe Corporation. Colwell Systems, now known as Patterson Office Supplies, produces and sells a variety of printed office products used in medical, dental and veterinary offices, as well as other clinical based settings.

Software acquisitions

- In July 1997, Patterson Dental acquired EagleSoft, Inc., a developer and marketer of Windows®-based practice management and clinical software for dental offices. EagleSoft's operation, now known as the

Patterson Technology Center, is located in Effingham, Illinois. In December 2001, the Company purchased Modern Practice Technologies, a company that provides custom computing solutions to the dental industry. This acquisition helped Patterson to position itself to provide all of the custom hardware and networking required for interfacing the entire dental office.

- In May 2004, Patterson Dental acquired CAESY Education Systems, Inc., the leading provider of electronic patient education services to dental practices in North America. Headquartered in Vancouver, Washington, CAESY provides dental practices with a range of communications media that educate patients about professional dental care, procedures and treatment alternatives with the goal of influencing patient decisions about dental services and increasing the productivity of the dental professional. Educational materials are communicated through CD/DVD media, computer programs and the dentist's web site. These materials can be used within the dental waiting room, at chair side and in the patient's home.

Products and Services

The following table sets forth the sales by principal categories of products and services offered to dental segment customers:

	2008	2007	2006
Consumable and printed products	56%	56%	55%
Equipment and software	34	35	36
Other [1]	10	9	9
Total	100%	100%	100%

(1) Consists of other value-added products and services including technical service and software maintenance.

Consumable and Printed Products

Dental Supplies. Patterson offers a broad product line of consumable dental supplies such as x-ray film and solutions; impression materials; restorative materials (composites and alloys); hand instruments; sterilization products; anesthetics; infection control products such as protective clothing, gloves and facemasks; paper, cotton and other disposable products; toothbrushes and a full line of dental accessories including instruments, burs, and diamonds. In addition to representing a wide array of branded products from numerous manufacturers, Patterson also markets its own private label line of dental supplies including anesthetics, instruments, preventive and restorative products, and cotton and paper products. The private label line is used to compliment the branded products where the customer is seeking a lower-cost alternative on a product that has become commoditized in the market. Compared to most name brand supplies, the private label line provides lower prices for the Company's customers and higher margins for the Company.

Printed Office Products. Patterson Dental provides a variety of printed office products, office filing supplies, and practice management systems to office-based healthcare providers including dental, veterinary and medical offices. Products include custom printed products, insurance and billing forms, stationery, envelopes and business cards, labels, file folders, appointment books and other stock office supply products. Products are sold through two channels:

- The Company's dental and veterinary supply sales force
- Direct mail catalogs distributed to over 100,000 customers several times a year

A staff of telemarketing personnel located in Champaign, Illinois supports both channels. Orders are received by telephone, through the mail or electronically from the dental and veterinary distribution order processing system.

Equipment and Software

Dental Equipment. Patterson Dental is the largest supplier of dental equipment in the U.S. and Canada. It offers a wide range of dental equipment products including x-ray machines, high-and low-speed handpieces, dental chairs, dental handpiece control units, diagnostic equipment, sterilizers, dental lights and compressors. The Company also distributes newer technology equipment that provides customers with the tools to improve productivity and patient satisfaction. Examples of such innovative and high-productivity products include the CEREC® family of products, a chair-side restoration system; digital x-rays; and inter-oral cameras.

Software. Patterson develops and markets its own proprietary line of practice management and clinical software for dental professionals. Products include software for scheduling, billing, charting and capture/storage/retrieval of digital images. The Company also sells software products developed by third parties including Sidexis by Sirona and Dimax2 by Planmeca. These value-added products are designed to help achieve office productivity improvements, which translate into higher profitability for the customer.

Hardware. Patterson Dental offers custom hardware and networking solutions required for integrating the entire dental office. This product offering is available to all of the Company's dental customers. This initiative marked another step in Patterson's overall strategy of providing customers with the convenience and cost-effectiveness of a virtually complete range of products and value-added services and is one of the newest components of Patterson's single-source solution for dental offices.

Patient Education Services. The CAESY Education Systems line of products offers patient education products and services. These communications tools are designed to influence patient decisions about services in an efficient, cost-effective manner.

Other

Software Services. The Company offers a variety of services to complement its software products such as service agreements, software training, electronic claims processing and billing statement processing. These services provide value to customers by allowing them to keep software products current, or receive payments more rapidly while obtaining greater productivity.

Equipment Installation, Repair and Maintenance. To keep their practices running efficiently, dentists require reliable performance from their equipment. All major equipment sold by Patterson includes installation and Patterson's 90-day labor warranty at no additional charge. Patterson also provides complete repair and maintenance services for all dental equipment, whether or not purchased from Patterson, including 24-hour handpiece repair service. In addition to service technicians who provide installation and repair services on basic dental equipment, the Company has also invested in personnel who specialize in installing and troubleshooting issues with technology solutions such as practice management software, digital imaging products, hardware and networking. The goal of this group, which is comprised of both local service technicians and the Patterson Technology Center, is to help customers integrate newer technology into their dental practices. The Patterson Technology Center helps the customer minimize costly downtime by offering a single point of contact for post-sale technology related issues.

Dental Office Design. Patterson provides dental office layout and design services through the use of a computer-aided design (CAD) program. Equipment specialists can create original or revised dental office designs in a fraction of the time required to produce conventional drawings. Customers purchasing major equipment items receive dental office design services at no additional charge.

Equipment Financing. Patterson Dental provides a variety of options to fulfill its customers' financing needs. For qualified purchasers of equipment, the Company will arrange financing for the customer through Patterson or a third party. For non-equipment related needs, such as for working capital or real estate, customers are referred to a third party organization. This alternative allows the Company to offer its customers convenience while still meeting their diverse financing needs. In fiscal 2008, the Company originated nearly $300 million of equipment finance contracts. The Company, or its vendor partner, financed approximately 36% of the equipment purchased by customers during fiscal 2008.

Since November 1998, Patterson has maintained one or more finance referral agreements with an outside finance company to provide a more extensive selection of finance opportunities to its customers. This might include financing for practice transactions, working capital, leasing, real estate and long-term capital. Currently this service is provided by GE Healthcare Financial Services. There are no recourse provisions under this agreement. Patterson receives referral fees under this agreement and GE Healthcare Financial extends credit and services the accounts.

Patterson generally does not hold the finance contracts initiated on equipment transactions. These contracts are sold to either a commercial paper conduit managed by JPMorgan Chase Bank, N.A., or to a group of banks led by U.S. Bank National Association.

Patterson created a special purpose entity ("SPE"), PDC Funding Company, LLC, a wholly-owned and fully consolidated subsidiary, and entered into a Receivables Purchase Agreement in order to participate in the commercial paper conduit. The Company transfers finance contracts to the SPE. In turn, the SPE sells the contracts to the commercial paper conduit. The limit under this agreement is $440 million of contract purchases. There is no recourse to the Company for contracts purchased by the commercial paper conduit, but there is a holdback by the conduit equal to 10% of the principal of these contracts.

A second SPE, PDC Funding Company II, LLC, can sell contracts through a Contract Purchase Agreement to a group of banks led by U.S. Bank. The agreement operates similarly to the Receivables Purchase Agreement described above, except that the holdback is equal to 6% of the principal and the capacity is $110 million.

Patterson services the customer contracts under both of the preceding arrangements for which it receives a fee that approximates its cost for providing the service.

Sales and Marketing

During fiscal 2008, Patterson Dental sold products or services to over 120,000 customers in the U.S. and Canada who made one or more purchases during the year. Patterson Dental's customers include dentists, laboratories, institutions and other healthcare professionals. No single customer accounted for more than 1% of sales during fiscal 2008, and Patterson is not dependent on any single customer or geographic group of customers. The Company's sales and marketing efforts are designed to establish and improve customer relationships through personal interaction with its sales representatives and frequent direct marketing contact, which underscores the Company's value-added approach.

Patterson Dental has over 90 local offices throughout the U.S. and Canada so that it can provide a presence in the market and decision making near the customer. These offices, or branches, are staffed with a complete compliment of Patterson Dental capabilities, including sales, customer service and technical service personnel, as well as a local manager who has broad decision making authority with regard to customer related transactions and issues. The branches are grouped into seven regions in the U.S. and one in Canada.

A primary component of Patterson's value-added approach is its sales force. Due to the fragmented nature of the dental supply market, Patterson believes that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry; assist practitioners in selecting and purchasing products and help customers efficiently manage their supply inventories. Each sales representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are all Patterson employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist its sales representatives, Patterson Dental publishes a variety of catalogs and fliers containing product and service information. Dental customers receive a full-line product catalog containing over 30,000 inventoried items. The catalog includes pictures of products, detailed descriptions and specifications of products and is utilized by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high-demand items such as infection control products are promoted through merchandise fliers printed and distributed bi-monthly to the dental supply market. In addition, dental equipment sold by Patterson is featured in Patterson's tri-yearly publication, *Patterson Today*, which also includes articles on dental office design, trends in dental practice, products and services offered by Patterson and information on equipment maintenance.

To enhance the total value it brings to its customers, Patterson Dental created a value-added benefit program for its preferred customers. The Patterson Plus℠ program entitles its best dental customers to priority technical services, automated supply management systems at no charge, a variety of product discounts and reduced rates on financial products, practice management software and technical services.

Distribution

Patterson Dental believes that responsive delivery of quality supplies and equipment is a key element to providing complete customer satisfaction. Patterson ships dental consumable supplies from eight strategically located distribution centers in the U.S. and Canada. Orders for consumable dental supplies can be placed by telephone or electronically 24 hours a day, seven days a week. Printed office products are shipped from the Company's manufacturing and distribution facility in Illinois.

All orders are routed through Patterson's centralized computer ordering, shipping and inventory management systems, which are linked to each of the Company's strategically located distribution centers. If an item is not available in the distribution center nearest to the customer, the computer system automatically directs shipment of the item from another center. Rapid and accurate order fulfillment is another principal component of the Company's value-added approach. Patterson Dental estimates that 98% of its consumable goods orders are shipped to the customer on time, which is generally within 24 hours.

In order to assure the availability of Patterson Dental's broad product lines for prompt delivery to customers, Patterson must maintain sufficient inventories at its distribution centers. Purchasing of consumables and standard equipment is centralized and the purchasing department uses a real-time perpetual inventory system to manage inventory levels. The Company's inventory consists mostly of consumable supply items. By utilizing its computerized inventory management and ordering systems, the Company is able to accurately predict inventory turns in order to minimize inventory levels for each item.

Patterson Dental's more than 90 dental sales offices are generally configured with display areas where the latest dental equipment can be demonstrated. Dental equipment is generally custom ordered and is staged at the Company's sales offices before delivery to dental offices for installation.

Sources of Supply

Effective purchasing is a key strategy the Company has adopted in order to achieve its objective of continuing to improve profitability. The Company has a program to effectuate electronic data interchange (EDI) with its major vendor partners. In fiscal 2008, the Company processed 70% of its invoices from dental vendors using EDI capabilities. In addition, 60% of Patterson's dental purchase order volume was conducted employing EDI, which represented 65% of dental purchase order dollars placed during the fiscal year. Utilizing EDI allows the Company to improve efficiencies and reduce administrative costs.

Patterson Dental obtains products from approximately 1,100 vendors in the dental segment. Patterson has exclusive distribution agreements with several quality dental equipment manufacturers including Sirona Dental Systems, Inc. for CEREC® dental restorative systems and digital x-rays. The Company is the only national dealer for A-dec equipment, including chairs, units and cabinetry. A-dec is the largest manufacturer of dental equipment in the U.S.

While the Company makes purchases from many suppliers and there is generally more than one source of supply for most of the categories of products sold by the Company, the concentration of business with key suppliers is considerable. The Company's top ten supply vendors accounted for approximately 41% of the cost of dental products sold in both fiscal years 2008 and 2007. Of these ten, the top two vendors accounted for 9% each of both fiscal 2008 and fiscal 2007 cost of sales.

Competition

The highly competitive U.S. dental products distribution industry consists principally of national, regional and local full-service and mail-order distributors. The dental supply market is extremely fragmented. In addition to Patterson and one other national, full-service firm, Sullivan-Schein Dental, a unit of Henry Schein, Inc., there are at least 18 full-service distributors that operate on a regional level, and hundreds of small local distributors. Also, some manufacturers sell directly to end-users.

The Company approaches its markets by emphasizing and delivering a value-added model to the practitioner. To differentiate itself from its competition it deploys a strategy of premium customer service, a highly qualified and motivated sales force, experienced service technicians, an extensive breadth and mix of products and services, accurate and timely delivery of product, strategic location of sales offices and distribution centers, and competitive pricing.

The Company also experiences competition in Canada in the dental supply market. The principal competitor is a national, full-service dental distributor, Henry Schein Ash Arcona, a unit of Henry Schein, Inc. The Company believes it competes in Canada on essentially the same basis as in the United States.

Veterinary Supply

Overview

Webster Veterinary, or "Webster," is the leading distributor of veterinary supplies to companion-animal (dogs, cats and other common household pets) veterinary clinics in the eastern United States. Management believes Webster is the second largest distributor of companion-animal veterinary supplies nationally. In addition, through its fiscal 2005 acquisition of Milburn Distributions, Inc., Webster is the leading national equine distributor in the United States. Webster provides products used for the diagnosis, treatment and/or prevention of diseases in companion pets and equine animals. Founded in 1946 and headquartered in Sterling, Massachusetts, Webster has developed a strong brand identity as a value-added, full-service distributor of a virtually complete range of consumable supplies, equipment, diagnostic supplies, biologicals (vaccines) and pharmaceuticals. Webster's product offering, totaling more than 11,000 items, is sold by approximately 175 field sales representatives. In addition to its core business of distributing veterinary products, Webster has a significant agency commission business with a few large pharmaceutical manufacturers. Under the agency relationships, Webster typically earns a commission for soliciting orders through its sales force. In the agency relationship, Webster processes the order to the manufacturer but handles none of the product nor does Webster bill and collect from the customer. The agency commissions that Webster earns range from 3% to 10%, a portion of which is shared with the direct sales personnel. Webster's agency commissions accounted for less than 1% of its net sales in fiscal 2008. Net sales by Webster in fiscal 2008 were $446.4 million. Operating income totaled $24.7 million.

The Company estimates the market for pharmaceuticals and supplies sold to companion animal and equine veterinarians through distribution is approximately $2.8 billion on an annual basis. Based upon the estimated $2.8 billion market, the Company believes its share of this market is approximately 14%. Similar to the dental supply market, the veterinary supply market is fragmented and geographically diverse. There are approximately 79,000 veterinarians practicing at 27,000 animal health clinics. The vast majority, approximately 67% of veterinarians, work in private animal health clinics specializing in small animals, predominately companion pets. The average private veterinary practice generates approximately $770,000 of annual revenue. These practices purchase between $80,000 and $120,000 of supplies each year, and similar to the dental practitioner, do not maintain a large supply of inventory on hand. The typical veterinary practice purchases approximately 80% of its supplies from its top two suppliers. The average purchase of consumables by the veterinary practice is noticeably higher than that of the dental practitioner due predominately to pharmaceutical products which are administered and dispensed by veterinarians.

According to a market study prepared by KPMG LLP for three veterinary professional organizations in 1999, the demand for veterinary services has historically grown significantly faster than growth in the overall economy. Total expenditures for veterinary services in the United States grew at an inflation adjusted real annual rate of 7.2% from 1980 through 1997, and are projected to grow 5% on a real basis annually, through the year 2015. The companion pet segment is the fastest growing area of the overall U.S. veterinary supply market. The Company believes this growth is sustainable due to the following favorable factors:

- *Number of households with companion animals.* The number of households with companion animals is steadily expanding which increases the demand for veterinary services. Today, 63% of U.S. households own a companion pet compared with 56% in 1988. Overall, 45% of all households in the U.S. own more than one pet.
- *Veterinary expenditures per household.* The amount pet owners are willing to spend caring for their pets is increasing substantially. The American Pet Products Manufacturers Association estimates that pet owners will spend $38.4 billion in 2008 to care for the American pet population, or $555 per household. This is a 125% increase over the $17 billion spent in 1994.
- *Veterinary products and techniques.* Many new therapeutic and preventive products are being developed for the companion animal market. Technological developments have resulted in new innovative veterinary products and advances in veterinary services.

Strategy

Webster's objective is to build a leading national position in the companion animal veterinary market through internal expansion and acquisitions, while continuing to improve its profitability and enhance its value to customers. Its key strategies and priorities for accomplishing this are to open new geographic markets, make acquisitions that expand market share, emphasize value-added capabilities, consistently improve operating efficiencies and broaden the product offering.

Growing Through Internal Expansion and Acquisitions. In April 2004, Webster acquired the assets of ProVet, which was the companion animal veterinary supply division of Lextron, Inc. ProVet was a distributor with locations in Indianapolis, Kansas City, Houston, Denver and Seattle. Management believes this acquisition made Webster the second largest distributor of companion-animal veterinary supplies in the U.S. This acquisition added 44 sales representative territories expanding Webster's geographic coverage to include the states of Indiana, Illinois, Missouri, Kansas, Oklahoma, Colorado, Nevada, Idaho and Oregon. In addition, the acquisition increased market coverage in Washington state and Texas where Webster already had a presence.

In October 2004, Webster acquired Milburn Distributions, Inc., the largest distributor specializing in the U.S. equine veterinary supply market. Milburn's annualized sales exceed $50 million. The company operates facilities in Arizona, Pennsylvania, Kentucky, Texas and Florida. Most companion-animal and large animal veterinary supply distributors have not successfully served the nation's equine veterinarians due to the highly specialized nature of this niche market. Milburn has capitalized on this opportunity by focusing exclusively on the unique needs of equine veterinarians.

In fiscal 2006, Webster grew through both an acquisition and greenfield expansion. In December 2005, it acquired Intra Corp., one of the nation's leading developers of veterinary practice management software that is marketed under the IntraVet brand name. IntraVet has more than 2,000 software installations nationwide and furthers Webster's strategy of establishing a value-added business platform similar to that of Patterson Dental.

Also in fiscal 2006, Webster developed business through a program of internal start-ups, including operations in Ohio, Michigan and California. The expansion into California, which had been Webster's largest unserved market, was particularly successful and has made a solid contribution to Webster's sales results.

During fiscal 2008, Webster acquired New England X-Ray, Inc. in the first quarter and Associated Medical Supply, Inc. in the fourth quarter. New England X-Ray expanded product and service offerings and Associated Medical Supply, Inc. strengthened Webster's competitive position in the southwestern U.S. Further expansion of Webster's geographic marketplace is anticipated in the future.

Emphasizing Value-Added, Full-Service Capabilities. Webster believes that veterinary customers value full service and responsive delivery of product, in addition to competitive prices. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. Webster's knowledgeable sales representatives assist customers in the selection and purchasing of supplies. Most veterinarians are independent, or small unit based, practitioners who are unable to store and manage large volumes of supplies in their offices. Webster meets its customer's requirements by delivering frequent, small quantity orders rapidly and reliably from its strategically located distribution centers.

Continuing to Improve Operating Efficiencies. Webster continuously pursues opportunities to lower costs and improve efficiencies. As of April 2008, Webster shares three distribution facilities with one or both of the other operating units. In addition, a customer system that can be used by multiple business segments but maintains the same look and feel of the eMAGINE® system has been fully deployed within the unit. The new system provides customer support staff with integrated customer information on one screen.

Broaden the Product Line. Webster continuously seeks to broaden its portfolio of product offerings to maximize the opportunities within its existing customer base. For example, in the past two years Webster's expansion of its product offerings included the entire line of Pfizer Animal Health equine products, Rimadyl® canine analgesic, Vetsulin™ canine insulin, Continuum™ small animal vaccines, equine anti-inflammatory Surpass®, feline nutraceutical Enisyl-F™ and canine nutraceutical Welactin™, Alphatrack blood glucose monitor, Cislak dental instruments, Previcox® canine analgesic, Mometamax otic preparation, Genesis topical spray, SCA2000 blood coagulation analyzer, Polymune equine plasma, Solitude feed-through fly preventive, SNAP Bile Acid diagnostic test.

Webster also strives to consistently introduce innovative products. In fiscal 2005, Webster successfully launched its private label initiative to supply veterinary customers with quality consumable goods (white goods, exam gloves, sutures, surgical blades and microscope slides) at value prices. Private label offerings have been expanded since the initial launch and are expected to continue to grow. Management believes that product innovation allows Webster to maintain its competitive position and helps fuel internal growth. Management also believes that its emphasis on new product offerings enables its sales force to remain effective in creating demand among veterinarians.

Broadening the product line also includes bringing new, innovative services to the customer to allow them to generate greater revenues and profitability from their practice. As Webster continues to expand and build its equipment business, it has added clinic and hospital design capabilities and technical service personnel to install and repair equipment that is sold by Webster as well as by others. With the fiscal 2006 acquisition of the IntraVet practice management software product, new services and revenue opportunities become possible. In addition, with the growth in the equipment and software business, there is an opportunity for additional financing transactions.

Products and Services

The following table sets forth the sales by principal categories of products and services offered to veterinary segment customers:

	2008	2007	2006
Consumable and printed products	92%	91%	93%
Equipment and software	7	7	5
Other	1	2	2
Total	100%	100%	100%

Consumable and Printed Products

Webster offers its customers a broad selection of veterinary supply products including consumable supplies, pharmaceuticals, diagnostics, and biologicals. Consumable supplies distributed by Webster include lab supplies, various types and sizes of paper goods, needles and syringes, gauze and wound dressings, sutures, latex gloves, orthopedic and casting products. Webster's pharmaceutical products include anesthetics, antibiotics, injectibles, ointments and nutraceuticals. The diagnostics product category includes on-site testing products for heartworm, FIV, FELV and Parvo- virus. Biological products are comprised of vaccines and injectibles. Many of the office supply products sold to the dental supply market are also offered to the veterinary supply market.

Equipment and Software

Webster sells equipment for hospital, laboratory and general surgical use within the veterinary practice. Fiscal 2008 equipment sales accounted for 7% of veterinary segment sales. Webster offers innovative, quality equipment that differentiates Webster from the competition. About 50% of veterinary equipment orders are drop shipped directly to the customer, of which 15% are custom ordered from the manufacturer. The other half veterinary equipment is distributed in a manner similar to consumable supplies.

Other

Other products and services include commissions on agency sales, equipment repair revenues, software maintenance contract revenue and freight recovery on shipments to customers.

Sales and Marketing

A primary component of Webster's value-added approach is its sales force. Due to the fragmented nature of the veterinary supply market, Webster believes that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry, assist practitioners in selecting and purchasing products, and help customers efficiently manage their supply inventories. Each representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist its sales representatives, Webster publishes a catalog, which contains approximately 11,000 SKUs. This catalog includes detailed descriptions and specifications of products and is utilized by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high-demand items are promoted through merchandise fliers printed and distributed monthly.

Webster's website was built upon the proven technology of the Patterson Dental website and the site allows customers the ability to order items twenty-four hours a day, seven days a week. The website also incorporates value-added functions that permit customers to check their invoice, payment and credit history, build a "shopping list" of frequently purchased items and track their order status.

Distribution

As of April 26, 2008, veterinary products were stocked and shipped out of 13 distribution centers within the Patterson Logistics distribution network. The distribution of veterinary products is complemented by telesales representatives who are responsible for processing approximately 70% of customer orders in this segment. In order to meet the rapid delivery requirements of customers, most consumable products are delivered within 24 hours. Webster estimates that approximately 98% of its consumable orders are delivered to the customer on time.

Sources of Supply

Webster obtains products from nearly 550 vendors. While Webster makes purchases from many suppliers and there is generally more than one source of supply for most of the categories of products, the concentration of business with key suppliers is considerable. In fiscal 2008 and 2007, Webster's top 10 veterinary supply manufacturers comprised 62% and 63%, respectively, and the single largest supplier comprised 17% and 19%, respectively, of the total cost of veterinary supply sales.

Competition

Within the "companion pet" market segment, competitors range from small local distributors to large national and regional full-service companies, and to a lesser extent, mail order distributors or buying groups. Webster also competes directly with pharmaceutical companies who sell certain products directly to the customer.

The Company approaches its markets by emphasizing and delivering a value-added model to the practitioner. To differentiate itself from its competition it deploys a strategy of premium customer service, a highly qualified and motivated sales force, an extensive breadth and mix of products and services, accurate and timely delivery of product, strategic location of sales offices and competitive pricing.

Rehabilitation Supply

Overview

Patterson Medical is headquartered in Bolingbrook, Illinois and is the world's leading distributor of rehabilitation medical supplies and non-wheelchair assistive products. Patterson Medical believes it offers the most comprehensive range of distributed and self-manufactured rehabilitation products to health care professionals globally. Its mission is to provide health care professionals and their patients with access to products that improve peoples' lives by helping them to attain their highest achievable level of independence, safety and comfort. Patterson Medical operates as Sammons Preston Rolyan in North America and Homecraft in international markets.

Patterson Medical serves as the gateway through which over 30,000 rehabilitation products originating from more than 2,000 suppliers and manufacturers are sold to a diverse customer base with an emphasis on physical therapists ("PTs") and occupational therapists ("OTs"). It offers its customers a "one-stop shop" through what it believes to be the most comprehensive catalog in the industry, the largest direct sales force and the category's most efficient customer service and distribution operations. Major channels of distribution are acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools. In addition, Patterson believes Patterson Medical's reputation, global market presence and highly transferable business model will facilitate entry into new markets.

Patterson Medical offers a wide range of differentiated, non-invasive products and expertise to users and their health care providers, while focusing on niches, worldwide, where its capabilities, reputation and customer partnerships can result in a competitive advantage. Its goal is to become its customers' first choice for rehabilitation medical supplies and assistive products in each of its chosen markets.

Patterson Medical is highly diversified with no single product, customer or purchasing group representing a significant percentage of total revenue. In addition, given the relatively small average and median order size (approximately $225 and $70, respectively), Patterson Medical's products often do not represent a major expense category for its customers.

In March 2002, Patterson Medical completed the acquisition of the Smith & Nephew Rehabilitation ("SNR") division of Smith & Nephew plc, and in doing so, acquired the Rolyan, Homecraft and Kinetec brand names. The SNR acquisition added 3,500 additional products, as well as a broad array of other brand names and proprietary products. The acquisition of SNR combined the two leading distributors of rehabilitation medical supplies to create what Patterson believes is the only "one-stop shop" in the industry. Patterson Medical manufactures or has exclusively manufactured for it products representing approximately 25% of its total revenue and purchases products representing the remaining 75%. Approximately 80% of its revenue is in North America.

Patterson Medical believes the rehabilitation medical supplies and assistive products industry is approximately $4.6 billion in the U.S. and $6.2 billion worldwide and is expected to grow 6% to 8% over the next several years. Industry growth is driven by strong growth in the physical and occupational therapy markets and favorable demographic trends associated with the aging of the baby-boom generation. Patterson Medical does not compete in motorized-wheelchairs or scooters, a market estimated to be a combined $2.2 billion worldwide. Therefore, Patterson Medical's addressable market (defined as the collective market for products sold by Patterson Medical) is approximately $4.0 billion worldwide. Patterson Medical believes that it has an industry leading market share of approximately 6% in a highly fragmented rehabilitation and assistive products market.

Patterson Medical believes that the demand for rehabilitation products will continue to be influenced by the following factors:

- *Favorable Demographics.* Favorable demographic trends such as extended life expectancy, active lifestyles and a general willingness to spend discretionary income on health care and well being, are expected to contribute to increased demand for products distributed by Patterson Medical. Specifically, the aging baby-boomer population, together with their increased disposable income and desire for independence, will fuel product purchases to assist with the frailties associated with old age and provide sustained sales growth.

  The U.S. Census Bureau has projected the 85 and older population in the U.S. to more than triple from four million in 2000 to 14 million by 2040. The 65 to 84 year old population is expected to more than double during the same time period. Current trends indicate that these age groups represent the majority of home and community-based health care patients.

  The aging of the population is a revenue growth driver because approximately 10% of people over the age of 65 and approximately 50% of people over the age of 85 need assistance with everyday activities. Patterson Medical believes it is well positioned to benefit from this trend by providing aids to daily living, namely dressing devices; toileting, dining, bathing aids; and grooming devices, all of which promote greater patient independence, improved patient responsibility and improved responsiveness to treatment.

- *Increasing Number of PTs and OTs, Patterson Medical's Primary User Groups.* According to the U.S. Department of Labor Occupational Outlook Handbook, there were approximately 132,000 PTs and 78,000 OTs in the U.S. in 2000. Approximately two-thirds of PTs were employed in either hospitals or offices of physical therapists. The remaining one-third of PTs was employed in home health agencies, outpatient rehabilitation clinics, physician offices and nursing homes. The majority of OTs work in hospitals, including many in rehabilitation and psychiatric hospitals. The remaining OTs work in outpatient occupational therapy offices and clinics, schools, home health agencies, nursing homes, community mental health centers, adult day care programs, job training services and residential care facilities. The demand for PTs and OTs is expected to remain strong largely driven by the (i) increase in the number of individuals with disabilities or limited function requiring therapy services; (ii) rapidly growing elderly population which is particularly vulnerable to chronic and debilitating conditions that require therapeutic services; (iii) baby-boom generation which is entering the prime age for heart attacks and strokes, increasing the demand for cardiac and physical rehabilitation; (iv) advances in medical technology which permit treatment of more disabling conditions; and (v) widespread interest in health promotion.

- *Increasing Frequency of Reconstructive and Implant Surgery.* Another important driver of the growth in the PT market is the growing need for rehabilitation products resulting from the increasing frequency of reconstructive implant procedures, including hip and knee replacements. The worldwide reconstructive implant market is currently in excess of $5.0 billion and expected to grow between 7% and 8% annually. This growth trajectory is largely driven by favorable demographics, as patient populations are expanding at both ends of the age spectrum. Among seniors, more active lifestyles and longer life expectancies are responsible for the increasing frequency of reconstructive implants. Younger patients are opting for reconstructive implants over less invasive alternatives due to improved and longer lasting implant technology. Patterson Medical believes it is well positioned to benefit from the growth in reconstructive implants, by providing orthopedic products, namely Continuous Passive Motion machines and splinting, which are critical to post-operatory rehabilitation.

International Operations

Patterson Medical's international operations are based in the United Kingdom ("U.K.") and are made up of two divisions: Homecraft in the U.K. and Kinetec in France. The international operations broadly reflect the same business model as used in the North American market. In the U.K., Homecraft operations include sales and marketing, customer service, distribution, purchasing and administration. In France, Kinetec is a self-contained manufacturing unit with limited sales and marketing, distribution, administration and purchasing.

Homecraft is a leading supplier of aids to daily living ("ADL") and rehabilitation products in the U.K., and a significant player in the international markets. Having developed and designed many proprietary products, Homecraft is the prime source for numerous established and market leading ADL brands, including products sold under the Sammons Preston Rolyan brand. The Homecraft catalog offers a broad line of ADL, therapy, rehabilitation and pediatric products containing over 10,000 items. Their catalog is circulated to PTs, OTs, loan equipment stores and private clinics, trade outlets and the general public.

Homecraft's central sales and marketing strategy is to provide a "one-stop shop" proposition to hospitals, local government and trade customers throughout the U.K. Customers are reached through a combination of mail order, a 12 person sales force, telemarketing and in-market promotional and exhibition activity.

Kinetec consists of two operations, the manufacturing and distribution of Continuous Passive Motions machines ("CPMs") for sale on a worldwide basis and the sale and distribution of Sammons Preston Rolyan and Homecraft products in France. Products are marketed to customers through product brochures, mailings, telemarketing and a 6 person sales force that covers the French rehabilitation market.

Strategy

Patterson Medical's objective is to be the customers' first choice for rehabilitation medical supplies and non-wheelchair assistive products in each of its chosen markets. It intends to grow through internal expansion and acquisitions in both rehabilitation and related products. In the second half of fiscal 2006, a new management team was installed and is responsible for accelerating the unit's adoption of Patterson's value-added strategy.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Medical currently offers their customer a "one-stop shop" for products through their industry-leading catalog with over 20,000 items, focused primarily on physical and occupational therapy products. Patterson Medical adds new products each year to its ever-expanding catalog and is committed to doing so long-term. Consistent with Patterson Medical's current product offering, some of these new products are branded, exclusive or self-manufactured.

Patterson Medical recognizes that different customer groups have very different economic, product, distribution channel requirements and treatment goals. Patterson Medical proactively attempts to anticipate and flexibly respond to the diverse needs of its customers, while focusing on niches, worldwide, where its capabilities, reputation and customer partnerships can result in a competitive advantage. As such, Patterson Medical foresees an on-going evolution of its product offerings to meet the ever-increasing demands of its diverse customer segments.

Improving Operating Efficiencies. Patterson Medical's proprietary products, which consist of self-manufactured products, products manufactured for Patterson Medical and products sold through exclusive distribution arrangements represent approximately 30% of total revenues. Over the past two years, Patterson Medical made investments in new sales and marketing programs as a part of its accelerated adoption of Patterson's value-added strategy, including the expansion of its sales force and the establishment of a branch office structure. The Company believes these investments will result in additional sales and operating efficiencies into the future.

As of April 2008, the unit is distributing products from four shared distribution facilities that distribute products of two or all three Patterson operating units. In addition, the first shared branch office location was created late in fiscal 2007 in Northern California. This branch location includes both dental and rehabilitation segment personnel, while allowing the two units to share in certain common expenses.

Growing Through Internal Expansion and Acquisitions. Patterson Medical believes it is well positioned to expand in its core markets. Patterson Medical's market presence, clinical understanding and close customer relationships allow Patterson Medical to anticipate and flexibly respond to the diverse needs of its customers. Patterson Medical believes its market knowledge, strong vendor relationships and manufacturing capabilities will continue to drive the delivery of value-added solutions through the continual enrichment of its product mix. Additionally, Patterson Medical believes its broad portfolio of national accounts and commitment to expand its sales force will enhance Patterson Medical's growth and penetration within its current and new customer base.

Patterson Medical acquired Homecraft and Kinetec as part of the SNR transaction. Patterson Medical is leveraging this platform to accelerate international expansion, in terms of both product lines and geographic regions. Since the SNR transaction, Patterson Medical has added over 550 pages of new products to the Homecraft catalog. Homecraft and Kinetec brought with them a proven capability to source products at very favorable costs and at high levels of quality from China, which has resulted in meaningful cost savings. Patterson Medical's management team believes its business model is transferable to other countries, and is using Homecraft to cultivate new relationships through an enhanced product array, sales effort, distribution capabilities and catalog expertise.

In May 2004, Patterson Medical acquired the assets of Medco Supply Company, Inc., or "Medco," from NCH Corporation. With sales of approximately $40 million, Medco is one of the nation's leading sports medicine distributors and is based in Buffalo, New York. In addition to its sports medicine business, it sells first aid, safety and medical consumable products to commercial and institutional customers, as well as consumable supplies and equipment to podiatrists. The complete product offering includes approximately 10,000 SKUs that are sold through direct mail catalogs and 15 territory sales people. Medco markets to athletic trainers, schools and school nurses, daycare providers and healthcare professionals including podiatrists, chiropractors and physical therapists.

Over the past two years, the unit has opened twelve branch offices through acquisitions and internal start-ups in desirable locations throughout the U.S. In November 2007, Patterson Medical acquired PTOS software, a leading line of practice management software for physical therapists.

Patterson Medical operates in the highly fragmented rehabilitation medical supplies and non-wheelchair assistive products industry. Patterson Medical's competition is generally either locally or regionally focused. Patterson Medical intends to opportunistically pursue expansion opportunities in order to add products, customers and capabilities, which will further differentiate Patterson Medical from its competition.

Products and Services

The following table sets forth the sales by principal categories offered to rehabilitation segment customers:

	2008	2007	2006
Consumable and printed products	70%	72%	72%
Equipment	25	23	23
Other	5	5	5
Total	100%	100%	100%

Consumable and Printed Products

Patterson Medical offers a large selection of supply products that can be categorized as follows:

- Aids to Daily Living—dressing devices, toileting, dining, bathing aids and grooming devices
- Orthopedic Soft Goods / Splints—braces, splints and orthonics for protecting, supporting and positioning
- Clinical—products that assist in the examination and treatment of patients, such as exercise bands, putty, weights balls and mats
- Mobility—walkers, canes and wheelchair accessories such as gloves, trays and carrying bags
- Pediatric Seating and Positioning—rolls, wedges, specialty seating and standers and mobility assistance products for special needs children. This category also includes sensory motor stimulation products such as toys, crafts and devices to assist with balance.
- Modalities—products for heating and cooling therapies, electrical stimulation, laser, ultrasound, paraffin, iontophoresis and therapeutic creams and lotions

Equipment and Software

Rehabilitation equipment consists of exercise, examination, treatment and therapy equipment and furniture. These products include parallel bars, treatment tables, mat platforms, treadmills, stationary bicycles and CPMs. The November 2007 acquisition of PTOS software added a line of practice management software to Patterson Medical's wide array of product offerings. In addition, certain acquisitions over the past two years have given the unit access to premium equipment lines that were previously unavailable to Patterson Medical.

Sales and Marketing

Its customers generally know Patterson Medical as Sammons Preston Rolyan in the U.S. and Canada, and Homecraft in the remainder of the world. The Sammons Preston Rolyan and Homecraft business models, which Patterson Medical employs in the U.S., Canada and the U.K., have successfully driven revenue growth and profitability.

A core element of Sammons Preston Rolyan's strategy is to maintain the most comprehensive single catalog of rehabilitation products and supplies. The catalog, published for over 50 years, is considered the gold standard of the industry and features the most comprehensive product offering with longstanding industry-leading positions and recognized brand names.

Patterson Medical has an experienced sales force, national account contracts with major customer groups, unmatched customer service within the industry and the proven ability to introduce new products each year, allowing Patterson Medical to compete across the entire spectrum of the rehabilitation medical supplies and non-wheelchair assistive products industry.

A key priority has been the expansion of the field sales force, which has grown by more than 75 sales representatives since late in fiscal 2006 and now totals more than 200 worldwide. New sales representatives are generally hired from the ranks of physical and occupational therapists, manufacturer representatives and others with extensive industry knowledge.

Patterson Medical began developing a branch office structure in fiscal 2007 through a combination of internal start-ups and dealer/distributor acquisitions. Similar to a dental branch, these offices have a showroom, commissioned sales staff and service department that provides equipment installation, repair and warranty service for equipment manufacturers. As of April 2008, twelve branches had been established and this structure will continue to expand in fiscal 2009.

Sammons Preston Rolyan's national accounts group collaborates with its sales force to meet the changing needs of its expanding account base. The product management group works closely with customers, suppliers and the sales force to evaluate new products for inclusion in Sammons Preston Rolyan's product offering. Sammons Preston Rolyan adds approximately 2,500 new products to the catalog each year. Sammons Preston Rolyan's U.S. national accounts program is staffed by seasoned professionals who have developed a comprehensive portfolio of contracts. Furthermore, the integrated Sammons Preston Rolyan organization has national contracts with major purchasing groups within each submarket, including hospitals, nursing homes and dealers.

For many years, Sammons Preston and SNR had the only national sales forces in the U.S. dedicated to the clinical education and sale of products to institutionally based PTs and OTs. With the acquisition and integration of SNR, Patterson Medical's clinical presence and sales capability have been enhanced with a broader product offering and a more complete range of proprietary brands. The Patterson Medical sales professionals, many of whom are therapists, are located throughout the U.S. and Canada. These sales professionals have utilized the extensive product line and the comprehensive national contracts portfolio to establish direct sales to U.S. hospitals, nursing homes and rehab clinics. Patterson Medical also sells to national healthcare distributors and local dealers.

The rehabilitation medical supplies and non-wheelchair assistive products that Patterson Medical offers are generally not subject to direct reimbursement pressures from Medicare and Medicaid. Patterson Medical does not engage in third-party billing and collection activities, but sells to customers, including dealers, who provide this service.

The rehabilitation medical supplies and non-wheelchair assistive products industry is highly fragmented. No one manufacturer, distributor or customer represents a significant portion of Patterson Medical's revenue.

Distribution

Patterson Medical's distribution process centers on its ability to fill small unit size and small dollar amount orders. In the U.S., over 5,000 packages ship daily from five locations. A majority of products are shipped out of an eastern Pennsylvania distribution center that is shared between all three Patterson operating units. Patterson Medical moved into this facility during fiscal 2007, at which time an existing distribution center located in Bolingbrook, IL was closed. Certain high volume product is distributed from other multi-segment facilities within the Patterson Logistics distribution network. Approximately 95% of the packages in the U.S. ship via UPS.

Patterson Medical's call center operates from 7am – 7pm Monday through Friday, processing in excess of 4,000 calls per day. Order entry capability from 7pm – 7am from Monday through Friday and weekends exists through an offsite, third-party contractor with limited systems access. The combination of in-house staff, supplemented with contracted, third party services, provide customers with 24 hours a day, seven days a week ordering capabilities. In addition, fax orders and EDI capabilities support the larger, more technologically advanced customers, including dealers, hospitals and long-term care facilities. While Internet ordering capabilities currently exist, customer reception to ordering products via the Internet is currently small, but growing.

Sources of Supply

Among Patterson Medical's core strengths is its ability to obtain premier products from vendors. Patterson Medical purchases its products from over 2,000 suppliers and manufacturers. Although no single supplier accounted for 10% or more of Patterson Medical's total purchases in fiscal 2008, Patterson Medical frequently is the largest single customer of these manufacturers. Suppliers view the ability to distribute their products through Sammons Preston Rolyan and Homecraft positively due to reputation, longstanding industry-leading position, comprehensive catalogs, national account contracts, and sales force presence and distribution capabilities. Patterson Medical continually works at strengthening its supplier relationships through the introduction of supplier programs.

Competition

Patterson Medical believes it is the only national player to offer, "one-stop shopping" to its customers. Patterson Medical's competition is generally highly fragmented, locally or regionally focused and without the product offering necessary to be a "one-stop shop." Patterson Medical's national and international scale and purchasing power provide Patterson Medical with a favorable cost position and strong pricing trends relative to its competition.

For further information on each of the Company's three operating segments, and operations by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this document and Note 11 to the Consolidated Financial Statements.

Patterson Companies, Inc.

Trademarks

Patterson has registered with the United States Patent and Trademark Office the trademarks "Patterson®," "PDXpress®," "EagleSoft®" and "eMAGINE®." With the addition of Patterson Medical, the Company acquired the marks Sammons, Preston, Roylan, Homecraft and numerous other tradenames and trademarks. The Company believes that these trademarks are well recognized within their respective industries, and are therefore valuable assets of the Company.

Employees

As of April 26, 2008, the Company had approximately 6,850 employees. Patterson has not experienced a shortage of qualified personnel in the past, and believes that it will be able to attract such employees in the future. None of Patterson's employees are subject to collective bargaining agreements or represented by a union. The Company considers its relations with its employees to be good.

Website

The Company makes available, free of charge, on its website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commissions. This material may be accessed by visiting the Investor Relations section of the Company's website at *www.pattersoncompanies.com.*

Information relating to corporate governance at Patterson, including our Principles of Business Conduct and Code of Ethics and information concerning our executive officers, directors and Board committees, and transactions in Patterson securities by directors and officers, is available on or through our website *www.pattersoncompanies.com* under the "Corporate Governance" and "Investor Relations" captions.

Information maintained on our website is not being included as a part of, or incorporating it by reference into, our Annual Report on Form 10-K.

Governmental Regulation

The marketing, distribution and sale of certain products sold by the Company are subject to the requirements of various federal, state and local laws and regulations. The Company is subject to regulation by the Federal Food and Drug Administration, the Drug Enforcement Administration and the U.S. Department of Transportation. Among the federal laws which impact the Company are the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and sale of drugs and medical devices which are distributed by the Company, and which requires the Company to be registered with the Federal Food and Drug Administration; the Safe Medical Devices Act, which imposes certain reporting requirements on the Company in the event of an incident involving serious illness, injury or death caused by a medical device distributed by the Company; and the Controlled Substance Act, which regulates the record keeping, handling, storage and sale of certain drugs sold by the Company, and which requires the Company to be registered with the Drug Enforcement Administration. In addition, the transportation of certain products distributed by the Company that are considered hazardous materials is subject to regulation by the U.S. Department of Transportation.

The Company also is required to be licensed as a distributor of drugs and medical devices by each state in which it conducts business. In addition, several state Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products within their jurisdiction. The Company is also subject to the requirements of foreign laws and regulations, which impact the Company's operations in those foreign countries where the Company conducts business.

While the Company believes it is in substantial compliance with the laws and regulations which regulate its business, and that it possesses all the licenses required in the conduct of its business, the failure to comply with any of those laws or regulations, or the imposition of new laws or regulations could negatively impact the Company's business.

Executive Officers of the Registrant

Set forth below is the name, age and position of the executive officers of the Company as of June 25, 2008.

Name	Age	Position
James W. Wiltz	63	President and Chief Executive Officer—Patterson Companies, Inc.
Peter L. Frechette	70	Chairman of the Board—Patterson Companies, Inc.
R. Stephen Armstrong	57	Executive Vice President, Chief Financial Officer and Treasurer—Patterson Companies, Inc.
Daniel H. Peckskamp	48	Vice President, Operations and Shared Services—Patterson Companies, Inc.
Lynn E. Askew	45	Vice President, Management Information Systems—Patterson Companies, Inc.
Jerome E. Thygesen	50	Vice President, Human Resources—Patterson Companies, Inc.
Scott P. Anderson	41	President—Patterson Dental Supply, Inc.
George L. Henriques	47	President—Webster Veterinary Supply, Inc.
David P. Sproat	41	President—Patterson Medical Products, Inc.

The officers of the Company are elected annually and serve at the discretion of the Board of Directors.

Background of Executive Officers

James W. Wiltz was named the Company's Chief Executive Officer in May 2005. Mr. Wiltz had held the position of President and Chief Operating Officer since April 2003. Upon being elected Chief Executive Officer, Mr. Wiltz retained the title of President, however the Company eliminated the Chief Operating Officer position. Mr. Wiltz also served as a Vice President of the Company from 1986 to 2003 and as President of Patterson Dental Supply, Inc., from 1996 to 2003. Patterson has employed him since September 1969, initially as a territory sales representative. Mr. Wiltz was appointed to the Board of Directors in March 2001.

Peter L. Frechette currently serves as our Chairman of the Board and has held that position since May of 1985. He served as Chief Executive Officer from September 1982 through May 2005 and as President from September 1982 to April 2003. He has been one of our directors since March 1983. Prior to joining Patterson, Mr. Frechette was employed by American Hospital Supply Corporation for 18 years, the last seven of which he served as President of its Scientific Products Division.

R. Stephen Armstrong was elected Executive Vice President, Chief Financial Officer and Treasurer of the Company effective July 1999. Before joining Patterson, Mr. Armstrong had been an Assurance Partner with Ernst & Young LLP. Ernst & Young LLP is currently the Company's independent registered public accounting firm. Mr. Armstrong has been a director of Delphax Technologies, Inc. since 2000.

Daniel H. Peckskamp became Vice President, Operations and Shared Services, in June 2008. Prior to joining Patterson, Mr. Peckskamp was with ADC Telecommunications, Inc. in a variety of positions since 1985, most recently as Vice President of Global Operations from 2006 to 2008, Vice President of Operations from 2001 to 2006 and Vice President of International Operations from 2000 to 2001.

Lynn E. Askew became Vice President, Management Information Systems, in September 1999. Mr. Askew joined Patterson in 1994 as Manager, Distributed Systems, and was promoted to Director, Systems and Development in 1996. Before joining Patterson, Mr. Askew provided advanced technology consulting and project management services to various organizations, including Patterson.

Jerome E. Thygesen became Vice President, Human Resources, in March 2006. Prior to joining Patterson, Mr. Thygesen was Vice President, Organizational Development for Fairview Red Wing Health Services from September 2001 to February 2006, and Director of Human Resources for Red Wing Shoe Company from March 1987 to June 2001.

Scott P. Anderson was named President of the Company's subsidiary Patterson Dental Supply, Inc., in June 2006. Mr. Anderson most recently held the position of Vice President, Sales of Patterson Dental Supply, Inc. and prior to that was the unit's Vice President of Marketing. Mr. Anderson joined Patterson in 1993 and currently serves on the board of directors of the Dental Trade Alliance, the trade association of dental manufacturers, distributors and laboratories.

George L. Henriques was named President of Webster Veterinary Supply, Inc. in August 2006. Mr. Henriques previously served as chief information officer of Webster Veterinary since 2000 and also serves on the board of directors of the American Veterinary Distributors Association.

David P. Sproat was named President of Patterson Medical Products, Inc. in September 2005. Mr. Sproat joined Patterson Companies in 1997 and has served in various sales and marketing capacities, including Vice President, Sales of the Patterson Dental Supply, Inc. unit from June 2004 through September 2005.

Item 1A. RISK FACTORS

The following list describes several risk factors that are unique to our company. The risk factors described below should be carefully considered, together with the information included elsewhere in this Annual Report on Form 10-K and other documents filed with the SEC. These risks factors are being disclosed based on instructions set forth in Item 503(c) of Regulation S-K.

We compete in distribution industries that are highly competitive and we may not be able to compete successfully.

Our competitors include numerous manufacturers and distributors. Some of our competitors may have different resources than we do, which could allow them to compete more successfully. Many of our products are available from several resources and our customers tend to have relationships with several different distributors. Competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Our failure to compete effectively may limit and/or reduce our revenues, profitability and cash flow.

Acquisitions of businesses could negatively impact our profitability and return on invested capital.

As a part of our business strategy, we have acquired businesses in the ordinary course and expect to continue acquiring businesses in the future. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include underperformance relative to our expectations and the price paid for the acquisition; unanticipated demands on our management and operational resources; difficulty in integrating personnel, operations and systems; retention of customers of the combined businesses; assumption of contingent liabilities; and acquisition-related earnings charges.

Our international operations are subject to risks that could adversely affect our operating results.

There are a number of risks inherent in foreign operations, which include regulatory, economic and political requirements and changes. Additionally, foreign operations expose us to foreign currency fluctuations that could impact our results of operations and financial condition based on the movements of the applicable foreign currency exchange rates in relation to the U.S. Dollar.

Our future operating results can be affected by our relationships with our sales representatives and vendors and manufacturers of products that we distribute.

The inability to attract or retain qualified sales personnel or build or maintain relationships with vendors and manufacturers of products that we distribute may have an adverse effect on our business.

We sell products that could be subject to market and technological obsolescence.

We carry over 100,000 different product stock keeping units. Some of these products are subject to technological obsolescence that may not be within the control of the Company since we do not manufacture the products. If we were no longer able to sell these products due to customers making decisions not to buy them, we may have to record expense related to the diminution in value of inventories we have in stock that would adversely impact our operating results.

Audits by tax authorities could result in additional tax payments for prior periods.

The amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If these audits result in assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities.

We are subject to a variety of litigation that could adversely affect our results of operations and financial condition.

We are subject to a variety of litigation incidental to our business, including claims for damages arising out of the use of products we distribute, claims relating to intellectual property matters, and claims involving employment matters. We are also subject to securities litigation.

The defense of these lawsuits may divert our management's attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our financial condition and results of operations. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against potential loss exposures.

Leadership Development and Succession Planning

Our business could suffer if it loses key personnel unexpectedly or fails to provide for an orderly management succession. Our success depends, in large part, on our ability to recruit skilled personnel for the business, and then identify and train our personnel for their transition into key roles to support the long-term growth of the business. While our board of directors and management actively monitor our succession plan and processes, any sudden change at the senior management level may adversely affect our business.

We may be required to record a significant charge to earnings if our goodwill or other intangible assets become impaired.

Our balance sheet includes goodwill and other identifiable intangible assets. Under U.S. generally accepted accounting principles, if impairment of our goodwill or other identifiable intangible assets is determined we may be required to record a significant charge to earnings in the period of such determination.

We are exposed to the risk of changes in interest rates.

Our balance sheet includes variable rate long-term debt and certain non-current assets that are sensitive to movements in short-term interest rates. The variable rates are comprised of LIBOR plus a spread and reset on certain dates, as prescribed by the respective agreements. In addition, our balance sheet includes fixed rate long-term debt, whose fair value could be adversely affected by movements in interest rates.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company has received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2008 fiscal year that remain unresolved.

Item 2. PROPERTIES

The Company owns its principal executive offices in St. Paul, Minnesota, and the majority of its distribution and manufacturing facilities. Leases of other distribution, manufacturing and administrative facilities generally are on a long-term basis, expiring at various times, with options to renew for additional periods. Most sales offices are leased for varying and usually shorter periods, with or without renewal options. The Company believes its properties are in good operating condition and are suitable for the purposes for which they are being used.

Patterson Logistics Services

Effective at the beginning of fiscal 2007, the majority of the assets used to distribute product that were previously owned and operated by individual business units were transferred to a wholly owned subsidiary of Patterson Companies, Inc. The new entity, Patterson Logistics Services, Inc. ("PLSI") operates the distribution function for the benefit of all three of the sales and marketing business units.

As of April 26, 2008, PLSI operates 19 distribution centers totaling approximately 900,000 square feet of distribution space as follows:

- 2 dental distribution centers located in Indiana and Iowa.
- 10 veterinary distribution centers. Sales and administrative personnel for the veterinary segment generally share space with PLSI in these distribution facilities, which are located in Alabama, Arizona, Colorado, Florida, Indiana, Kentucky, Massachusetts, Missouri and Texas.
- 1 rehabilitation distribution center in New York State.
- 3 distribution centers located in California, Florida and Texas, which stock and distribute both dental and rehabilitation product.
- 2 distribution centers which stock and distribute dental and veterinary products, located in South Carolina and Washington state; and,
- 1 distribution center located in eastern Pennsylvania distributes product for all three of the business units. This location replaced nearby dental and veterinary distribution centers, as well as the primary rehabilitation distribution center in Illinois.

Approximately 80% of the PLSI distribution center space is owned.

Dental Supply

In addition to the locations operated by PLSI, Patterson Dental utilizes an owned location in Illinois to manufacture and ship printed office products. The dental sales operations in Canada are supported by distribution centers located in Quebec and Alberta, Canada.

The dental supply segment is headquartered in the Company's principal executive offices. This segment also maintains sales and administrative offices inside the United States at approximately 90 locations in over 40 states and at 10 locations in Canada. Substantially all of these locations are leased.

Veterinary Supply

Headquartered in Sterling, Massachusetts, Webster Veterinary's sales and administrative personnel generally reside within the PLSI distribution center locations.

Rehabilitation Supply

Patterson Medical is headquartered in Bolingbrook, Illinois. Distribution of product in North America is generally performed at PLSI-operated locations. Domestically, the rehabilitation supply segment maintains manufacturing facilities in Wisconsin, New York and South Carolina. Over the past two years, twelve branch offices have been established through acquisitions and internal start-ups. Two of these locations are in a shared location with Patterson Dental branches. The majority of these locations are leased.

Internationally, this segment has facilities located in the U.K., France and Canada.

Item 3. LEGAL PROCEEDINGS

The Company is involved in various product related and employment related legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of products the Company distributes. Product liability indemnification is generally obtained from our suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which the Company may be jointly liable, the Company would have liability for the entire judgment.

The Company maintains product liability insurance coverage for any potential liability for claims arising out of products sold by the Company. While the Company believes its insurance coverage is adequate, there can be no assurance that the insurance coverage maintained is sufficient or will be available to us in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements we have with our suppliers will provide us with adequate protection. In addition, future claims brought against the Company could involve claims not covered by insurance or indemnification agreements, and could have a material adverse effect on the Company's business or financial condition.

As of April 26, 2008, the Company had accrued our best estimate of potential losses relating to product liability and other claims that were probable to result in a liability and for which it was possible to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to the Company's financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the Company's shareholders during the fourth quarter of fiscal 2008.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NASDAQ Global Select Market® under the symbol "PDCO."

The following table sets forth the range of high and low sale prices for the Company's common stock for each full quarterly period within the two most recent fiscal years. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
Fiscal 2008		
First Quarter	$38.27	$33.81
Second Quarter	$40.08	$35.03
Third Quarter	$39.93	$28.32
Fourth Quarter	$37.78	$30.89

	High	Low
Fiscal 2007		
First Quarter	$36.13	$31.51
Second Quarter	$34.25	$29.61
Third Quarter	$38.29	$31.80
Fourth Quarter	$39.76	$31.71

On June 23, 2008, the number of holders of record of common stock was 3,608. The transfer agent for the Company's common stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota, 55075-0738, telephone: (651) 450-4064.

The Company has not paid any cash dividends on its common stock since its initial public offering in 1992 and expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12.

The following table sets forth the repurchases of our common stock during the fiscal quarter ended April 26, 2008:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Be Purchased Under the Plan
January 27, 2008 to February 23, 2008	2,950,337	$32.27	2,950,337	14,069,928
February 24, 2008 to March 22, 2008	7,112,461[(1)]	33.99[(1)]	7,112,461[(1)]	6,957,467
March 23, 2008 to April 26, 2008	—	—	—	—
Total fourth quarter	10,062,798		10,062,798	6,957,467

(1) During the fiscal month ended March 22, 2008, the Company purchased 792,238 shares of common stock on the open market at an average price per share of $34.58. On March 19, 2008, the Company entered into an accelerated share repurchase agreement ("ASR") with a financial institution counterparty. Under the terms of the ASR, the Company paid $250 million and took delivery of 90% of the shares, or 6,320,223

shares, based on an initial share price of $35.60. The final number of shares to be delivered by the counterparty under the ASR was dependent on prevailing market conditions and based on the difference between the initial purchase price per share and a volume weighted average price of the Company's common stock, minus a set discount, for a period of up to six months. Under terms of the ASR, the Company could have received additional shares of common stock from the counterparty or could have been required to deliver shares or cash to the counterparty. On June 18, 2008, the transaction was settled and an additional 1,052,037 shares were delivered to the Company, bringing the total number of shares delivered under the ASR to 7,372,260 at an average price of $33.91.

In September 2004, the Company's Board of Directors approved a stock repurchase program under which the Company may repurchase up to six million shares of common stock in open market transactions. In December 2007, the Company's Board of Directors expanded this program to allow for the purchase of up to twenty five million shares of common stock in open market transactions. During fiscal 2008, the Company repurchased a total of 18,043,533 shares of common stock. Including final delivery of shares delivered under the ASR in June, 2008, the Company can purchase up to 5,905,430 additional shares under the repurchase authorization, which expires on December 31, 2012.

The graph below compares the cumulative total shareholder return on $100 invested at the market close on April 25, 2003, the last trading day before the beginning of our 2004 fiscal year, through the end of fiscal 2008 with the cumulative total return of the same time period on the same amount invested in the S&P 500 Index and a Peer Group Index, consisting of 8 companies (including our company) based on the same Standard Industrial Classification Code.* The chart below the graph sets forth the actual numbers depicted on the graph.


COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
DOLLARS
300
250
200
150
100
50
0
2003
2004
2005
2006
2007
2008
PATTERSON COMPANIES, INC.
SIC CODE INDEX
S&P 500 INDEX

ASSUMES $100 INVESTED ON APR. 25, 2003
ASSUMES DIVIDEND REINVESTED

	FISCAL YEAR ENDING					
COMPANY/INDEX/MARKET	**4/26/2003**	**4/24/2004**	**4/30/2005**	**4/29/2006**	**4/28/2007**	**4/26/2008**
Patterson Companies, Inc.	100.00	199.30	261.65	168.63	187.78	173.45
Peer Group Index	100.00	158.96	193.30	179.67	201.16	204.07
S&P Composite	100.00	122.88	130.66	150.81	173.79	165.66

* The current composition of SIC Code 5047—Medical & Hospital Equipment—is as follows:

ANIMAL HEALTH INTERNATIONAL, INC., CHINDEX INTERNATIONAL, INC., HENRY SCHEIN, INC., MWI VETERINARY SUPPLY, INC., NYER MEDICAL GROUP, INC., OWENS & MINOR, INC., PATTERSON COMPANIES, INC., PSS WORLD MEDICAL, INC.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts)

	Fiscal Year Ended				
	April 26, 2008	April 28, 2007	April 29, 2006	April 30, 2005	April 24, 2004
Statement of Operations Data:					
Net sales	$2,998,729	$2,798,398	$2,615,123	$2,421,457	$1,969,349
Cost of sales	1,967,004	1,829,526	1,700,694	1,558,946	1,267,005
Gross margin	1,031,725	968,872	914,429	862,511	702,344
Operating expenses	672,522	633,182	591,417	560,375	459,844
Operating income	359,203	335,690	323,012	302,136	242,500
Other income-net	(1,775)	(6,082)	(6,039)	(8,689)	(2,980)
Income before income taxes	357,428	329,608	316,973	293,447	239,520
Income taxes	132,570	121,272	118,548	109,749	90,055
Income before cumulative effect of accounting change	$ 224,858	$ 208,336	$ 198,425	$ 183,698	$ 149,465
Diluted earnings per share [1]	$ 1.69	$ 1.51	$ 1.43	$ 1.32	$ 1.08
Weighted average shares and potentially dilutive shares outstanding [1]	132,910	137,769	139,234	138,873	137,768
Dividends per common share	—	—	—	—	—
Balance Sheet Data:					
Working capital	$ 518,974	$ 509,021	$ 437,727	$ 470,439	$ 507,145
Total assets	2,076,373	1,940,320	1,911,718	1,685,301	1,588,957
Total debt	655,034	180,024	300,041	321,557	499,587
Stockholders' equity	1,004,787	1,379,214	1,242,521	1,015,072	801,758

(1) Amounts are adjusted for a two-for-one stock split on September 14, 2004.

(2) See the Notes to the Consolidated Financial Statements included in Item 8. of this Annual Report on Form 10-K.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company's fiscal 2008 financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and the related Notes. The following background is essential to more fully understand the Company's financial information.

Patterson operates a distribution business in three complementary markets: dental supply, veterinary supply and rehabilitation supply. Historically the Company's strategy for growth focused on internal growth and the acquisition of smaller distributors and businesses offering related products and services to the dental market. In fiscal 2002, the Company expanded its strategy to take advantage of a parallel growth opportunity in the veterinary supply market by acquiring the assets of J. A. Webster, Inc. on July 9, 2001. The Company added a third component to its business platform in fiscal 2004 when it entered the rehabilitation supply market with the acquisition of AbilityOne Products Corp. ("AbilityOne") on September 12, 2003. AbilityOne is now known as Patterson Medical.

The historical operating performance of the veterinary supply and rehabilitation supply businesses are somewhat different than the dental supply business. Operating margins of the veterinary business are considerably lower than the dental supply business. While operating expenses run at a lower rate in the veterinary business, its gross margin is substantially lower. Veterinary gross margins have been in the low-to-mid 20's as compared to dental gross margins in the mid 30's. The rehabilitation business has realized gross margins in the high 30's to low 40's.

There are several important aspects of the Company's business that are useful in analyzing the Company, including: (1) market growth in the various markets it operates; (2) internal growth; (3) growth through acquisition; and (4) continued focus on controlling costs and enhancing efficiency. Management defines "internal growth" as the increase in net sales from period to period, excluding the impact of changes in currency exchange rates, and excluding the net sales, for a period of twelve months following the transaction date, of businesses that it has acquired. With these factors in mind, management has established certain operating objectives, which include increasing net sales two to four percentage points faster than the average market growth rate at each business unit and improving operating margins by 50 basis points annually.

During fiscal 2008, the Company executed a series of transactions that effectively changed our capital structure, that lowered our weighted average cost of capital by almost 100 basis points, and positioned the Company to increase returns to our shareholders. First, the Company repurchased approximately 18 million shares of its common stock on the open market and through an accelerated share repurchase agreement for a total of approximately $636 million. A portion of the funding for the share repurchases came from debt issued in the fourth quarter of the year, consisting of fixed-rate private placement notes totaling $450 million and a variable-rate term loan from a group of banks of $75 million. The positive impact of this share repurchase activity in the fourth quarter was largely offset by increased interest expense and lower cash reserves, however the Company estimates the accretion to earnings per share from the share repurchases going forward to be approximately $0.08 annually.

Results of Operations

The following table summarizes the consolidated results of operations over the past three fiscal years as a percent of sales:

	2008 (a)	2007 (a)	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.6%	65.4%	65.0%
Gross margin	34.4%	34.6%	35.0%
Operating expenses	22.4%	22.6%	22.6%
Operating income	12.0%	12.0%	12.4%
Other income, net	0.3%	0.3%	0.2%
Interest expense	0.4%	0.5%	0.5%
Income before taxes	11.9%	11.8%	12.1%
Income taxes	4.4%	4.3%	4.5%
Net income	7.5%	7.5%	7.6%

(a) Includes a 30 basis point impact of share-based compensation expense from the adoption of SFAS No. 123(R), which was adopted effective April 30, 2006, the first day of fiscal 2007.

Fiscal 2008 Compared to Fiscal 2007

Net Sales. Consolidated sales in fiscal 2008 totaled $2,998.7 million, an increase of 7.2% compared to $2,798.4 million in fiscal 2007. Foreign currency translation rates contributed one percentage point and acquisitions contributed 0.6% to the sales growth in fiscal 2008.

Sales of our dental supply unit increased 5.7% to $2,181.3 million. Sales of dental consumable supplies grew 5.5%. Dental equipment sales grew 4.2%, including basic equipment growth of 4.3%. Sales of CEREC® 3D dental restorative systems rose 3.7%. In late fiscal 2007, CEREC's manufacturer, Sirona, introduced improved software included in all installations and a next-generation crown milling chamber that is sold both as an upgrade for existing installations and as an option on new system sales. The process of transitioning to these upgraded features began in late fiscal 2007 and continued into early fiscal 2008. Total CEREC sales in the first half of fiscal 2008 declined, while sales improved approximately 12% in the second half of the year.

Other dental sales, consisting primarily of technical service parts and labor, software support services and artificial teeth, grew 11.7% in fiscal 2008.

Webster Veterinary sales grew 11.8% to $446.4 million from $399.4 million. Effective January 2007, Webster made a strategic decision to drop a line of products previously sold under an agency agreement, including flea/tick and heartworm products, and replaced them with a combination of fully distributed product offerings and products under agency agreements from several vendor partners. This transition progressed throughout the year as planned, although there was a modest negative impact to Webster's operating metrics during the first half of fiscal 2008.

Veterinary equipment and software sales accounted for approximately 7% of Webster's total sales during the past two fiscal years. In the second half of fiscal 2008, efforts were underway to restructure and refine this aspect of the business and the Company believes equipment and software sales will benefit from these initiatives in fiscal 2009.

Sales growth of 11.0% at Patterson Medical included the contribution of new branch offices which have been established by acquisition and greenfield expansion. As a part of its initiative to expand and strengthen its value-added model, the rehabilitation unit has opened twelve branch offices in selected markets throughout the

United States over the past two years. Certain acquisitions over the past two years have given the business access to premium equipment lines previously unavailable to Patterson Medical. The November 2007 acquisition of PTOS software, a leading line of practice management software for physical therapists, is enabling Patterson Medical to create relationships with new customers and deepen relationships with existing customers.

Gross Margin. Consolidated gross margin of 34.4% was 20 basis points lower in fiscal 2008 due to declines at Patterson Medical and Webster Veterinary. In addition, the sales growth of Webster outpaced both the dental and rehabilitation segments, resulting in a dilutive impact to consolidated gross margin, since Veterinary gross margins are lower than the other two businesses.

The Dental segment's gross margin was flat, despite approximately $2 million of expense related to a distribution agreement fee which began to be amortized in October 2007. In addition, local currency pricing in Canada was lowered in the third quarter of fiscal 2008 in response to the strengthening of the Canadian dollar compared to the United States dollar.

Gross margins decreased by 50 basis points in fiscal 2008 at the Veterinary unit. This was largely a result of the decision to terminate the agency relationship late in the third quarter of fiscal 2007, (the agency commission is effectively 100% gross margin), and many of the replacement offerings for the products previously sold under the agency relationship are now being fully distributed. While gross margin decreased in each of the first three quarters of fiscal 2008 compared to the year-earlier quarters, respectively, gross margin improved 110 basis points in the fourth quarter due to product mix and higher vendor rebates.

Patterson Medical's gross margin declined 20 basis points, due mostly to higher freight costs in the early part of fiscal 2008. In the second half of the year, better freight management and product pricing mitigated much of the higher freight costs.

Operating Expenses. The consolidated operating expense ratio improved 20 basis points to 22.4%.

Operating expenses as a percent of sales at the Dental unit decreased 30 basis points, reflecting the leverage of infrastructure investments over the past two years and the elimination of duplicate costs from the distribution system. The operating expense ratio of the Veterinary unit declined 50 basis points due both to leverage on higher sales volume and distribution system realignment, including the closing of a stand-alone warehouse.

Patterson Medical's operating expense ratio was 100 basis points higher in fiscal 2008, resulting from the infrastructure expense of adding branch locations through both acquisition and internal startups. This impact on the operating expense ratio is expected to dissipate as the newer locations become more established.

Operating Income. Operating income was $359.2 million or 12.0% of net sales in fiscal 2008. This amount represents an increase of 7.0% from $335.7 million in fiscal 2007. Operating margin in fiscal 2007 was also 12.0%.

Interest Expense. Interest expense was $12.8 million compared to $14.2 million in fiscal 2007. The average debt balance carried for the majority of fiscal 2008 was lower than in fiscal 2007, resulting in the decrease in interest expense. The Company issued $525 million of long-term debt in the fourth quarter of fiscal 2008 and thus, a significantly higher level of interest expense is expected in fiscal 2009.

Other Income, net. Other income, net of other expenses, increased to $11.0 million from $8.1 million due to higher levels of interest income and foreign currency transaction gains.

Income Taxes. The effective income tax rate was 37.1% in fiscal 2008, slightly higher than a rate of 36.8% in the prior year.

Net Income and Earnings Per Share. Net income increased 7.9% to $224.9 million. Earnings per diluted share of $1.69 represents an increase of $0.18 or 11.9% from the $1.51 earnings per share reported in fiscal 2007.

Approximately 18 million shares of common stock were repurchased in the second half of fiscal 2008. Since these shares were purchased late in the fiscal year, and the Company borrowed funds to help finance the share repurchases, the resulting net impact on the earnings per diluted share in fiscal 2008 was approximately 1 to 2 cents. The full impact on earnings per diluted share from the repurchases is expected to be approximately 8 cents of accretion.

Fiscal 2007 Compared to Fiscal 2006

Net Sales. Net sales for the year ended April 28, 2007 totaled $2,798.4 million, an increase of 7.0% from $2,615.1 million in fiscal 2006. The favorable impact of foreign currency translation on sales growth was 0.5%. Acquisitions contributed approximately one percentage point to sales growth.

The Company acquired Accu-Bite, a dental supplier, in September 2005. This business included both a field sales organization similar to our traditional dental sales model, as well as a low-margin telesales business. For approximately eight months of fiscal 2006, from the date of acquisition through the end of fiscal year, the dental segment operated Accu-Bite's telesales business. In early May 2006, the telesales operations were closed for business reasons, including continuing losses from operations. In closing the business, as much of the sales volume as could be, was moved into the field organization. However, as the Company expected, much of this sales volume went to dental suppliers who approach the market with a low-price model. The closing of the telesales business had a negative impact on consolidated fiscal 2007 sales growth of approximately one percentage point.

Sales of our dental supply unit increased 5.0% in fiscal 2007 to $2,064.6 million. Sales of dental consumable supplies grew 5.7%. The Accu-Bite telesales negative impact on sales growth of the dental unit's total sales and sales of consumable supplies was approximately 1.5% and 2.5%, respectively. Equipment sales grew 1.6%, led by basic equipment growth of 6.1%. Largely offsetting the increase in basic equipment growth was a decline in the sales of CEREC® 3D dental restorative systems.

Late in the third quarter of fiscal 2007, CEREC's manufacturer, Sirona, introduced several important enhancements. First, CEREC's software was significantly improved; making it easier to design highly aesthetic and precise restorations, while also greatly streamlining the system's learning curve. In addition, a faster and more robust milling unit was introduced as an option on new installations, as well as an upgrade to all existing CEREC users. The Company believes the news of the impending enhancements to CEREC, which reached the market early in fiscal 2007, as well as the timing of the introduction at the end of the third fiscal quarter, and the process of transitioning to these upgraded features, which was still underway at the end of fiscal 2007, has a negative impact on sales throughout the year.

Other dental sales, consisting primarily of technical service parts and labor, software support services and teeth, grew 14.1% in fiscal 2007.

Sales at the Webster Veterinary unit grew 15.4% to $399.4 million from $346.1 million. The business has strategically emphasized expansion of its value-added platform, including its equipment and software initiatives. Webster's core consumables business performed well throughout the year and equipment and software increased 69.6%. Excluding the acquisition impact of Intra Corp, developer and marketer of IntraVet® practice management software, total veterinary sales exceeded prior year sales by 14.2%.

Patterson Medical consistently grew sales throughout the year, improving 10.7% over fiscal 2006. Three acquisitions related to the unit's branch office strategy contributed 3 percentage points of the growth and foreign currency translation added an additional 1.5% of sales improvement. During fiscal 2007, Patterson Medical established five full-service branch offices in selected markets through acquisitions and internal start-ups. Also, the business continued to increase its sales force and add programs and systems to advance their value-added offerings.

Gross Margin. Consolidated gross margin declined 40 basis points in fiscal 2007 to 34.6%, primarily due to lower margins at Patterson Medical. In addition, the sales growth of Webster Veterinary outpaced both the dental and rehabilitation segments, resulting in a dilutive impact to consolidated gross margin, since Veterinary gross margins are lower than the other two businesses.

The Dental segment's gross margin improved 20 basis points in fiscal 2007. The closing of the Accu-Bite telesales business which operated for eight months in fiscal 2006 and was dilutive to overall dental gross margin during that period, acted to improve Dental gross margins in 2007. The telesales business produced substantially lower gross margins than the traditional dental sales operations. A decline in sales of the high-margin CEREC dental restorative systems during fiscal 2007 negatively impacted gross margin.

The gross margin of the Veterinary business decreased by 10 basis points compared to fiscal 2006. The negative impact on gross margin of lower agency commissions and vendor rebates in fiscal 2007 was mostly offset by the sales growth of equipment and software, which carry higher margins than core consumables.

Patterson Medical's gross margin declined 250 basis points due to several factors. Higher freight costs impacted this business more than the Dental and Veterinary segments due to the nature of the average order size and related package levels. In addition, this segment had fixed price contracts with certain large group customers and price increases from vendors created some margin compression in this customer group. These contracts are renewed periodically, at which time pricing may be renegotiated to address changes in vendor pricing. Many of the contracts were amended in the latter part of fiscal 2007. A third factor in the gross margin decline at Patterson Medical is that the business hired a number of new sales representatives during the past fiscal year who had been given some short-term latitude to establish their book of business through discretionary discounting. This latitude will be phased out as these new representatives reach their sales targets.

Operating Expenses. The consolidated operating expense ratio remained unchanged from a year ago at 22.6%, however the ratio in fiscal 2007 was negatively impacted by 30 basis points due to $7.8 million of share-based compensation expense related to the Company's adoption of SFAS No. 123(R) in fiscal 2007.

Excluding the impact of SFAS No. 123(R), the Dental segment experienced a 10 basis point improvement in its operating expense ratio. The Veterinary segment experienced a 60 basis points decrease in its operating expense ratio, due primarily to leverage on sales growth. In addition, during fiscal 2006 the business incurred costs from the initial expense structure of its greenfield expansion into California. Fiscal 2007 was a year of investment for Patterson Medical in sales and marketing personnel and programs, however the business was able to maintain their operating expense ratio due to growth in sales.

Operating Income. Operating income was $335.7 million, or 12.0% of net sales. Excluding $7.8 million of expense under SFAS No. 123(R), operating income was 12.3% of net sales, totaling $343.4 million, an increase of 6.3% from $323.0 million in fiscal 2006.

Interest Expense. Interest expense was $14.2 million compared to $13.4 million in fiscal 2006. For more than half of fiscal 2006, an interest rate swap on $100 million of variable rate debt effectively fixed interest rate expense on the $100 million at 2.6% until the agreement terminated in November 2005. The average debt balance carried in fiscal 2007 was lower than fiscal 2006; however, the weighted average interest rate on the $100 million of variable rate debt was approximately 6.0% in fiscal 2007, resulting in an overall increase in interest expense.

Other Income, net. Other income, net of other expenses, increased to $8.1 million from $7.3 million. Composed primarily of finance interest income in both years, the increase was due primarily to higher interest rates.

Income Taxes. The effective income tax rate was 36.8% in fiscal year 2007 compared to 37.4% in the prior year. During fiscal 2007, the Company finalized several years of Canadian income tax returns and the reversal of related tax reserves lowered the effective income tax rate by approximately one percentage point. The impact of SFAS No. 123(R) on our effective tax rate partially offset the finalization of the Canadian tax returns since certain compensation expense under SFAS No. 123(R) is non-deductible.

Net Income and Earnings per Share. Net income was $208.3, an increase of 5.0% from fiscal 2006. Fiscal 2007 earnings per diluted share of $1.51 were $0.08 or 5.6% higher than $1.43 earnings per share in fiscal 2006. The adoption of SFAS No. 123(R) in fiscal 2007 lowered earnings per share by $0.05.

Liquidity and Capital Resources

Patterson's operating cash flow had been the Company's principal source of liquidity in fiscal 2008, 2007, and 2006, until the issuance of $525 million of debt in the March 2008. Operating activities generated cash of $265.4 million in fiscal 2008 compared with $243.5 million in fiscal 2007 and $164.0 million in fiscal 2006. In fiscal 2006, the Company did not sell approximately $30 million of short-duration finance contracts that were generated as a part of our traditional calendar year-end financing programs. These contracts had an average maturity of less than 24 months and generated interest income at rates approximating what cash would earn, thus the Company elected not to incur the administrative expense of selling these contracts. Had these contracts been sold, cash from operations would have been approximately $200 million.

Capital expenditures were $36.0, $19.5 and $49.2 million in fiscal years 2008, 2007 and 2006, respectively. Fiscal 2008 significant expenditures included the expansion of our general office building, expansion of an existing distribution center to accommodate multiple business units, the purchase of a distribution center that had been under a short-term lease, and continuing investments in information systems. The expansions of the office building and distribution center were in progress as of April 26, 2008. Fiscal 2006 included several significant projects, including expenditures for shared distribution centers in Kent, WA and eastern Pennsylvania. In addition, 2006 included expenditures for a new distribution facility for the Patterson Medical operations in the U.K.

The Company expects to invest approximately $30 to $35 million in capital expenditures during fiscal 2009, including the completion of the two projects in progress as of April 26, 2008 and investments in information systems.

Cash used for acquisitions totaled $22.7 million in fiscal 2008 and included acquisition in all three business units, with the majority being local and regional dealer/distributors in the rehabilitation supply business.

Payments on long-term debt in fiscal 2008 were $50 million. In March 2008, the Company closed on $525 million of long-term debt financing which was comprised of $450 million of fixed-rate private notes with maturities of five, seven and ten years in addition to a $75 million term loan at a floating rate of interest through a group of banks. The Company used $250 million of the debt financing to repurchase shares under an accelerated share repurchase agreement ("ASR"). The remaining proceeds from the debt issuances were used to repay borrowings under the Company's revolving credit agreement and for general corporate purposes. $130 million of debt issued in fiscal 2004 becomes due in November 2008. As of April 26, 2008, no amounts are outstanding under the revolving credit facility which expires in fiscal 2013. A total of $300 million is available under this facility.

During the second half of fiscal 2008, the Company purchased shares of its common stock on the open market, under a 25 million share repurchase program authorized by the board of directors. In the fourth quarter of fiscal 2008, the Company entered into an ASR under which it paid $250 million and took an initial delivery of 6.3 million shares. In total, the Company repurchased approximately 18 million shares for $636.1 million during fiscal 2008. Under the terms of the ASR, the Company could have received additional shares, or could have been required to pay the counterparty in the form of either cash or shares. The final settlement of the ASR occurred in June 2008, with an additional 1.1 million shares being delivered to the Company. After the June 2008 settlement, an additional 5.9 million shares may be repurchased under the current authorization by the board of directors, which expires on December 31, 2012. Going forward, in the absence of desirable acquisition opportunities, the Company would likely return excess cash to its shareholders through additional open market purchases of its common stock, or possibly consider a dividend strategy.

Management expects funds generated from operations and existing cash to be sufficient to meet the Company's working capital needs for the next fiscal year. The Company expects to continue to obtain liquidity from the sale of its equipment finance contracts. In addition, as of April 26, 2008, $300 million is available under a revolving credit facility. The Company's short-term and long-term debt facilities are believed to be adequate as a supplement to internally generated cash flows to fund anticipated expansion plans and strategic initiatives.

The Company sells a significant portion of its installment sale contracts to a commercial paper funded conduit managed by a third party bank, and as a result, commercial paper is indirectly an important source of liquidity for the Company. The Company is allowed to participate in the conduit due to the quality of its finance contracts and its financial strength. Cash flow could be impaired if the Company's financial strength diminished to a level that precluded the Company from taking part in this facility or other similar facilities. Also, market conditions outside of the Company's control could adversely affect the ability of the Company to sell the contracts. The Company's financing business is described in further detail in Note 6 of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.

Contractual Obligations

A summary of the Company's contractual obligations as of April 26, 2008 follows (in thousands):

	Payment due by year				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt	$655,034	$130,010	$ 24	$125,000	$400,000
Operating Leases	49,115	13,668	21,808	11,003	2,636

As discussed in Note 10 of the Notes to Consolidated Financial Statements, the Company adopted the provisions of FIN 48 at the beginning of fiscal 2008. The Company is unable to determine its contractual obligations by year related to this pronouncement, as the ultimate amount or timing of settlement of its reserves for income taxes cannot be reasonably estimated. The total liability for unrecognized tax benefits at April 26, 2008, is $22,689.

In addition, the Company is contractually committed to approximately $15 million of capital expenditures relating to two projects that are in-process as of April 26, 2008. Completion of these projects is expected to occur in fiscal 2009. For a more complete description of our contractual obligations, please see Notes 7 and 9 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Outlook

Over the last ten years, the Company has been able to grow revenue and earnings through its strategy of emphasizing its value-added, full-service capabilities, using technology to enhance customer service, continuing to improve operating efficiencies, and growing through internal expansion and acquisitions. The Company's growth strategy will continue to focus on these key elements. Maintaining financial flexibility is also a key component of the Company's future growth. With strong operating cash flow and available credit capacity, the Company is confident that it will be able to financially support its future growth. The strategic initiatives that the Company has implemented in the past two years, as well as those that will be implemented in fiscal 2009 and beyond, will strengthen the Company's operational platform and contribute to continuing future growth. Given these factors, the Company considers itself well positioned to capitalize upon the growth opportunities in the dental supply, companion-pet veterinary supply and the worldwide rehabilitation supply markets.

In June 2008, the Company's dental unit announced several changes to its sales and marketing strategies. These changes are being made in an effort to further differentiate the dental unit from its competitors by taking advantage of the unit's strengths in the marketplace. One of the changes being made is to provide, at no charge, the EagleSoft practice management software module to any dental practitioner not currently using the product. The dental management believes that there are numerous opportunities that arise to expand existing, or establish new, relationships with dental practitioners through this offer. However, the Company could be adversely impacted by the decision to give up the revenue from the practice management software if other forms of revenue generated from the expanded or new relationships are not sufficient to offset the previously recognized software revenues. In fiscal 2008, software unit revenues accounted for less than 1% of consolidated dental revenues.

Asset Management

The following table summarizes the Company's days sales outstanding (DSO) and inventory turnover the past three fiscal years:

	2008	2007	2006
Days sales outstanding	43	44	47
Inventory turnover [(1)]	6.8	7.2	7.3

(1) The inventory values used in this calculation are the LIFO inventory values for all inventories except for manufactured inventories and foreign inventories, which are valued using FIFO inventory methods.

Foreign Operations

Foreign sales are derived primarily from Patterson Dental and Patterson Medical operations in Canada and from Patterson Medical's operations in the U.K. and France. Fluctuations in currency exchange rates have not significantly impacted earnings. However, net sales in fiscal 2008, 2007 and 2006 were enhanced by changes in the exchange rates. Without foreign currency effects, net sales would have been $27.0 million, $12.3 million and $9.3 million lower in fiscal years 2008, 2007 and 2006, respectively. The effect in fiscal 2008 was mostly driven by the strengthening of the Canadian Dollar as compared to the United States Dollar. Changes in currency exchange rates are a risk accompanying foreign operations, but this risk is not considered material with respect to the consolidated operations of the Company.

Critical Accounting Policies and Estimates

The Company has adopted various accounting policies to prepare its consolidated financial statements in accordance with accounting principles generally accepted in the United States. Management believes that the Company's policies are conservative and its philosophy is to adopt accounting policies that minimize the risk of adverse events having a material impact on recorded assets and liabilities. However, the preparation of financial statements requires the use of estimates and judgments regarding the realization of assets and the settlement of liabilities based on the information available to management at the time. Changes subsequent to the preparation of the financial statements in economic, technological and competitive conditions may materially impact the recorded values of the Company's assets and liabilities. Therefore, the users of the financial statements should read all the notes to the Consolidated Financial Statements and be aware that conditions currently unknown to management may develop in the future. This may require a material adjustment to a recorded asset or liability to consistently apply the Company's significant accounting principles and policies that are discussed in Note 1 to the Consolidated Financial Statements. The financial performance and condition of the Company may also be materially impacted by transactions and events that the Company has not previously experienced and for which the Company has not been required to establish an accounting policy or adopt a generally accepted accounting principle.

Revenue Recognition—Our revenue recognition processes involve establishing estimates for returns, damaged goods, rebates and other revenue allowances. These estimates are based on historical experience and the facts known at the date of the preparation of the financial statements, but future events could cause actual results to vary from our estimates.

Inventory and Reserves—Inventory consists primarily of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. The Company continually assesses the valuation of our inventories and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to estimated realizable value. Estimate are made of the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements.

Goodwill and Other Indefinite-Lived Intangible Assets—Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

The Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has three reporting units at April 26, 2008, which are the same as our operating units. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142.

Fair value is determined using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. The Company conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

In the fourth quarter of fiscal 2008, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Management does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to test for impairment losses on goodwill and other indefinite-lived intangible assets. However, if actual results are not consistent with our estimates or assumptions, the Company may be exposed to an impairment charge that could be material.

Long-Lived Assets—Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The Company's definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value. Although the Company believes our estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and our financial results.

Income Taxes—The Company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made and could materially affect our financial results.

To the extent that the provision for income taxes would have increased/decreased by 1 percent of income before taxes, consolidated net income would have decreased/increased $3.6 million in fiscal 2008.

Share-based Compensation—The Company accounts for share-based payment awards in accordance with SFAS No. 123(R). The Company recognizes share-based compensation based on certain assumptions including inputs within the Black-Scholes Model and estimated forfeitures. These assumptions require subjective judgment and changes in the assumptions can materially affect fair value estimates. Management assesses the assumptions and methodologies used to estimate forfeitures and to calculate estimated fair value of share-based compensation on a regular basis. Circumstances may change, and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact our fair value determination or estimates of forfeitures. If factors change and the Company employs different assumptions in the application of SFAS No. 123(R), the amount of compensation expense associated with SFAS No. 123(R) may differ significantly from what was recorded in the current period.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133*" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Accordingly, the adoption of SFAS No. 161 is expected at the beginning in the fourth quarter of fiscal 2009. The Company is evaluating the impact the adoption of SFAS No. 161 will have on our consolidated financial statements.

In December 2007, FASB issued Statement No. 141 (revised 2007), "*Business Combinations*" ("SFAS No. 141(R)"). SFAS No. 141(R) significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS No. 141(R), changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008 and will change our accounting treatment for business combinations on a prospective basis.

In February 2007, FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective at the beginning of fiscal 2009. The Company is currently evaluating the impact SFAS No. 159 will have on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other previously issued accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS No. 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, in December 2007, the FASB issued FASB Staff Position FAS 157-b, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and liabilities. The adoption of SFAS No. 157 as it relates to financial assets and liabilities will be effective at the beginning of the first quarter of fiscal 2009. The Company is evaluating the impact the adoption of SFAS No. 157 will have on our financial statements and related disclosures, but do not expect SFAS No. 157 to have a material impact on our consolidated financial position or results of operations.

Factors That May Affect Future Operating Results

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K include forward-looking statements. Words such as "believes," "expects," "plans," "estimates," "intends" and variations of such words are intended to identify such forward-looking statements. The statements are not guaranties of future performance and are subject to certain risks, uncertainties or assumptions that are difficult to predict; therefore, the Company cautions shareholders and prospective investors that the following important factors, among others, could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements. The factors listed under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose. The order in which such factors appear below should not be construed to indicate their relative importance or priority.

- The Company's ability to meet increased competition from national, regional and local full-service distributors and mail-order distributors of dental, veterinary and rehabilitation products, while maintaining current or improved profit margins.
- The ability of the Company to effectuate modifications to the business models of its three operating units to address changes in the individual markets of those business units.
- The ability of the Company to consolidate the distribution, information services, human resources, financial and other administrative functions of its three business units into jointly shared services which meet the needs of the individual business units.
- The ability of the Company to manage rapidly changing energy and commodity prices.
- The ability of the Company to retain its base of customers and to increase its market share.
- The ability of the Company to maintain satisfactory relationships with qualified and motivated sales personnel.
- The continued ability of the Company to maintain satisfactory relationships with key vendors and the ability of the Company to create relationships with additional manufacturers of quality, innovative products.
- Changes in the economics of dentistry affecting dental practice growth and the demand for dental products, including the ability and willingness of dentists to invest in high-technology diagnostic and therapeutic products.
- Reduced growth in expenditures for dental services by private dental insurance plans.
- The accuracy of the Company's assumptions concerning future per capita expenditures for dental services, including assumptions as to population growth and the demand for preventive and specialty dental services such as periodontic, endodontic and orthodontic procedures.
- The rate of growth in demand for infection control products currently used for prevention of the spread of communicable diseases such as AIDS, hepatitis and herpes.
- Changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets.
- The effects of healthcare related legislation and regulation, which may affect expenditures or reimbursements for rehabilitation and assistive products.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The Company is exposed to market risk consisting of foreign currency rate fluctuations and changes in interest rates.

The Company is exposed to foreign currency exchange rate fluctuations in its operating statement due to transactions denominated primarily in Canadian Dollars, British Pounds and Euros. Although historically the Company has elected not to enter into any hedging contracts, it continually evaluates its foreign currency exchange rate risk and the different mechanisms for use in managing such risk. A hypothetical 10% change in the value of the U.S. dollar in relation to the Company's most significant foreign currency exposures would have had an impact of approximately $29 million on fiscal 2008 net sales, or approximately 1%. This amount is not indicative of the hypothetical net earnings impact due to the partially offsetting impact of the currency exchange movements on cost of sales and operating expenses.

The Company's earnings are also affected by fluctuations in short-term interest rates through the investment of its cash balances, borrowings under LIBOR-based debt instruments and the practice of selling fixed rate equipment finance contracts under agreements with both a commercial paper conduit and a group of banks that provide for pricing based on variable interest rates.

As of April 26, 2008, the Company had $175 million of variable-rate debt outstanding, of which $100 million becomes due in November 2008. The Company views its variable interest rate debt position on a net basis that gives effect to the Company's cash and short term investments balances.

When considering the exposure under the agreements whereby the Company sells equipment finance contracts to both a commercial paper conduit and a group of banks, the Company has the ability to select pricing based on interest rates ranging from 30 day LIBOR up to twelve month LIBOR. In addition, the portfolio of installment contracts generally turns over in less than 48 months and the Company can adjust the rate it charges on new customer contracts at any time. Therefore, in times where the interest rate markets are not rapidly increasing or decreasing, the average interest rate in the portfolio generally moves with the interest rate markets and thus would parallel the underlying interest rate movement of the pricing built into the sale agreements. In calculating the gain on the contract sales, the Company uses an interest rate curve that approximates the maturity period of the then-outstanding contracts. If increases in the interest rate markets occur, the average interest rate in our contract portfolio may not increase at the same rate, resulting in a reduction of gain on the contract sales as compared to the gain that would be realized if the average interest rate in our portfolio were to increase at a more similar rate to the interest rate markets. There could be a reverse effect, i.e. an increase in the gain, if the interest rate markets are declining.

The Company estimates that if interest rates had been 10% higher during the year, the annual impact would have been to reduce earnings before income tax by approximately $3 million.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited Patterson Companies, Inc.'s internal control over financial reporting as of April 26, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Patterson Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 9A Controls and Procedures of this Annual Report on Form 10-K. Our responsibility is to express an opinion on Patterson Companies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risks, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Patterson Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 26, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patterson Companies, Inc. as of April 26, 2008, and April 28, 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 26, 2008, and our report dated June 20, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited the accompanying consolidated balance sheets of Patterson Companies, Inc. as of April 26, 2008, and April 28, 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 26, 2008. Our audits also included the financial statement schedule listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patterson Companies, Inc. at April 26, 2008, and April 28, 2007, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended April 26, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth herein.

As discussed in Note 1 to the consolidated financial statements, effective April 29, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Also, as discussed in Note 1 to the consolidated financial statements, effective April 30, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), *Share-Based Payment*, using the modified prospective method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patterson Companies, Inc.'s internal control over financial reporting as of April 26, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 20, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 20, 2008

PATTERSON COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	April 26, 2008	April 28, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 308,164	$ 241,791
Receivables, net of allowance for doubtful accounts of $8,030 and $6,547 at April 26, 2008 and April 28, 2007, respectively	364,050	361,401
Inventory	281,238	250,207
Prepaid expenses and other current assets	31,589	33,091
Total current assets	985,041	886,490
Property and equipment, net	148,932	131,952
Long-term receivables, net	54,392	52,019
Goodwill	681,352	660,573
Identifiable intangibles, net	200,398	202,357
Other	6,258	6,929
Total assets	$2,076,373	$1,940,320
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 194,405	$ 182,761
Accrued payroll expense	51,560	54,101
Other accrued expense	90,092	86,348
Income taxes payable	—	4,245
Current maturities of long-term debt	130,010	50,014
Total current liabilities	466,067	377,469
Long-term debt	525,024	130,010
Deferred income taxes	57,806	53,627
Other	22,689	—
Total liabilities	1,071,586	561,106
Stockholders' equity:		
Common Stock, $.01 par value:		
Authorized shares—600,000		
Issued and outstanding shares—122,357 and 139,490 at April 26, 2008, and April 28, 2007, respectively	1,224	1,395
Additional paid-in capital	—	174,420
Accumulated other comprehensive income	31,352	18,372
Retained earnings	1,093,974	1,308,590
Notes receivable from ESOP	(121,763)	(123,563)
Total stockholders' equity	1,004,787	1,379,214
Total liabilities and stockholders' equity	$2,076,373	$1,940,320

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Year Ended		
	April 26, 2008	April 28, 2007	April 29, 2006
Net sales	$2,998,729	$2,798,398	$2,615,123
Cost of sales	1,967,004	1,829,526	1,700,694
Gross profit	1,031,725	968,872	914,429
Operating expenses	672,522	633,182	591,417
Operating income	359,203	335,690	323,012
Other income and expense:			
Other income, net	11,017	8,148	7,336
Interest expense	(12,792)	(14,230)	(13,375)
Income before income taxes	357,428	329,608	316,973
Income taxes	132,570	121,272	118,548
Net income	$ 224,858	$ 208,336	$ 198,425
Earnings per share:			
Basic	$ 1.70	$ 1.52	$ 1.44
Diluted	$ 1.69	$ 1.51	$ 1.43
Weighted average shares:			
Basic	132,078	136,815	137,690
Diluted	132,910	137,769	139,234

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Notes Receivable from ESOP	Total
	Number	Amount					
Balance at April 30, 2005	137,833,890	$1,378	$ 124,212	$ 8,519	$ 901,829	$ (20,866)	$1,015,072
Derivative financial instrument change in unrealized gain	—	—	—	(877)	—	—	(877)
Foreign currency translation	—	—	—	6,195	—	—	6,195
Net income	—	—	—	—	198,425	—	198,425
Comprehensive income							203,743
Common stock issued and related tax benefits	858,285	9	21,095	—	—	—	21,104
Conversion of debenture	58,846	1	1,500	—	—	—	1,501
Payment on ESOP note	—	—	—	—	—	1,101	1,101
Balance at April 29, 2006	138,751,021	1,388	146,807	13,837	1,100,254	(19,765)	1,242,521
Foreign currency translation	—	—	—	4,535	—	—	4,535
Net income	—	—	—	—	208,336	—	208,336
Comprehensive income							212,871
Common stock issued and related tax benefits	739,225	7	19,856	—	—	—	19,863
Share-based compensation	—	—	7,757	—	—	—	7,757
Loan to ESOP	—	—	—	—	—	(105,000)	(105,000)
Payment on ESOP note	—	—	—	—	—	1,202	1,202
Balance at April 28, 2007	139,490,246	1,395	174,420	18,372	1,308,590	(123,563)	1,379,214
Foreign currency translation	—	—	—	11,962	—	—	11,962
Cash flow hedge	—	—	—	1,018	—	—	1,018
Net income	—	—	—	—	224,858		224,858
Comprehensive income							237,838
Common stock issued and related tax benefits	909,929	9	14,296	—	—	—	14,305
Repurchases of common stock	(18,043,533)	(180)	(196,439)		(439,474)		(636,093)
Share-based compensation	—	—	7,723	—	—	—	7,723
Payment on ESOP note	—	—	—	—	—	1,800	1,800
Balance at April 26, 2008	122,356,642	$1,224	—	$31,352	$1,093,974	$(121,763)	$1,004,787

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Fiscal Year Ended		
	April 26, 2008	April 28, 2007	April 29, 2006
Operating activities:			
Net income	$ 224,858	$ 208,336	$ 198,425
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	19,492	19,791	16,693
Amortization	6,788	5,710	6,983
Bad debt expense	3,547	2,040	2,764
Share-based compensation	7,723	7,757	750
Excess tax benefits from share-based compensation	(778)	(658)	—
Deferred income taxes	13,146	124	3,860
Change in assets and liabilities net of acquired:			
Increase in receivables	(3,282)	(12,246)	(24,112)
Increase in inventory	(27,036)	(3,817)	(26,539)
Increase in accounts payable	9,231	7,739	4,562
Increase (decrease) in accrued liabilities	13,450	2,633	(560)
Increase in long-term receivables	(2,373)	(2,742)	(15,704)
Other changes from operating activities, net	613	8,838	(3,164)
Net cash provided by operating activities	265,379	243,505	163,958
Investing activities:			
Additions to property and equipment, net of acquisitions	(35,991)	(19,507)	(49,153)
Proceeds from disposals of property and equipment	—	9,163	—
Distribution agreement	—	—	(100,000)
Sale of investments	—	—	35,062
Purchase of investments	—	—	(21,680)
Acquisitions, net of cash	(22,694)	(12,665)	(39,228)
Net cash used in investing activities	(58,685)	(23,009)	(174,999)
Financing activities:			
Payments of long-term debt	(50,024)	(120,017)	(20,031)
Proceeds from issuance of long-term debt	525,000	—	—
Payments of debt issuance costs	(1,813)	—	—
Cash payments received on notes receivable from ESOP	1,800	1,202	1,101
Loan to ESOP	—	(105,000)	—
Repurchases of common stock	(636,093)	—	—
Common stock issued, net	13,107	19,205	20,354
Excess tax benefits from share-based compensation	778	658	—
Net cash (used in) provided by financing activities	(147,245)	(203,952)	1,424
Effect of exchange rate changes on cash	6,924	855	1,460
Net increase (decrease) in cash and cash equivalents	66,373	17,399	(8,157)
Cash and cash equivalents at beginning of period	241,791	224,392	232,549
Cash and cash equivalents at end of period	$ 308,164	$ 241,791	$ 224,392
Supplemental disclosures:			
Income taxes paid	$ 105,147	$ 143,183	$ 110,652
Interest paid	11,094	15,207	11,914
Convertible debenture conversion	—	—	1,500

See accompanying notes

PATTERSON COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 26, 2008

(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Patterson Companies, Inc., "Patterson" or "the Company", is a value-added distributor serving the dental, companion-pet veterinarian and rehabilitation supply markets. The Company has three reportable segments: dental supply, veterinary supply and rehabilitation supply.

Basis of Presentation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. The respective assets of PDC Funding Company, LLC and PDC Funding Company II, LLC, would be available first and foremost to satisfy the claims of their respective creditors. There are no known creditors of PDC Funding Company, LLC or PDC Funding Company II, LLC.

Fiscal Year End

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Saturday in April. Accordingly, fiscal years 2008, 2007 and 2006 included fifty-two weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds, highly-rated commercial paper and government securities. The maturity of these securities at the time of purchase is 90 days or less. All cash equivalents are classified as available-for-sale and carried at market value, which approximates cost.

Inventory

Inventory consists of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. Inventories valued at LIFO represent 86% and 84% of total inventories at April 26, 2008 and April 28, 2007, respectively.

The accumulated LIFO reserve was $44,333 at April 26, 2008, and $39,309 at April 28, 2007. The Company believes that inventory replacement cost exceeds the inventory balance by an amount approximating the LIFO reserve.

Property and Equipment

Property and equipment are stated at cost. The Company provides depreciation on the straight-line method over estimated useful lives of up to 40 years for buildings or the expected remaining life of purchased buildings, 3 to 20 years for leasehold improvements or the term of the lease, if less, 5 years for data processing equipment, and 5 to 10 years for office furniture and equipment.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

The Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS No. 142"), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has three reporting units at April 26, 2008, which are the same as our operating units. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142.

Fair value is determined using widely accepted valuation techniques, including discounted cash flows and market multiple analyses. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies. The Company conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.

In the fourth quarter of fiscal 2008, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Management does not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to test for impairment losses on goodwill and other indefinite-lived intangible assets. However, if actual results are not consistent with our estimates or assumptions, the Company may be exposed to an impairment charge that could be material.

Long-Lived Assets

Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The Company's definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value. Although the Company believes our estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and our financial results.

Financial Instruments

The Company accounts for derivative financial instruments pursuant to SFAS No. 133, *"Accounting for Derivatives and Hedging Activities,"* and SFAS No. 138, *"Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133."* SFAS No. 133 and No. 138 require that all derivative financial instruments be recorded on the balance sheet at their respective fair value.

The Company's use of derivative financial instruments is generally limited to managing well-defined interest rate risks. The Company does not use financial instruments or derivatives for any trading purposes.

Revenue Recognition

Revenues recognized include product sales, billings for freight and delivery charges, and fees earned for services provided. Consumable and printed product sales and billings for freight and delivery charges are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point. Equipment and software product revenues are also recognized upon delivery. Revenues for these products are recorded upon delivery since at that time risk of loss has transferred to the customer, there is persuasive evidence that an arrangement exists, the price is fixed and final, and there is reasonable assurance of collection of the sales. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Estimates for returns, damaged goods, rebates and other revenue allowances are made at the time of sale based on the historical experience for such items. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. Other service revenues are recorded on the date services are completed.

Freight and Delivery Charges

Freight and delivery charges incurred by the Company are included in cost of sales.

Advertising

The Company expenses all advertising and promotional costs as incurred, except for direct marketing expenses, which are expensed over the shorter of the life of the asset or one year. Total advertising and promotional expenses were $22,665, $21,775, and $22,435 for fiscal years 2008, 2007 and 2006, respectively. Deferred direct-marketing expenses included in prepaid and other current assets on the consolidated balance sheet as of April 26, 2008 and April 28, 2007 were $3,490 and $3,198, respectively.

Income Taxes

The liability method is used to account for income tax expense. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Effective April 29, 2007, the Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). Details of the adoption are discussed in Note 10.

Employee Stock Ownership Plan (ESOP)

Compensation expense related to the Company's defined contribution ESOP is computed based on the shares allocated method.

Share-Based Compensation

Effective April 30, 2006, the Company adopted FASB Statement No. 123(R), "*Share-based Payment*" ("SFAS No. 123(R)"). Prior to the adoption of SFAS No. 123(R), the Company utilized the intrinsic value method under APB Opinion No. 25, "*Accounting for Stock Issued to Employee*". As permitted by SFAS No. 123(R), the Company has adopted the requirements of SFAS No. 123(R) using the modified prospective method. In accordance with the modified prospective method of adoption, the financial statement amounts for periods prior to April 30, 2006 have not been restated to reflect the fair value method of recognizing compensation cost.

Comprehensive Income

Comprehensive income is computed as net income plus certain other items that are recorded directly to stockholders' equity. The only significant other item included in comprehensive income is foreign currency translation adjustments. Foreign currency translation adjustments do not include a provision for income tax because earnings from foreign operations are considered to be indefinitely reinvested outside the U.S. For the year ended April 26, 2008, $1.0 million (net of tax of $0.6 million) related to a cash flow hedge is included in comprehensive income. For the year ended April 29, 2006, ($0.9) million (net of tax benefit of $0.5 million) related to a cash flow hedge is included in comprehensive income.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of outstanding common shares during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents, when dilutive, during the period.

The following table sets forth the denominator for the computation of basic and diluted earnings per share. There were no material adjustments to the numerator.

	Fiscal Year		
	2008	2007	2006(1)
	(in thousands)		
Denominator:			
Denominator for basic earnings per share—weighted average shares	132,078	136,815	137,690
Effect of dilutive securities—stock options, restricted stock, and stock purchase plans	832	954	1,544
Denominator for diluted earnings per share—adjusted weighted average shares	132,910	137,769	139,234

(1) Dilutive securities included 33 related to convertible debentures. The debentures were converted in fiscal 2006.

Options to purchase 568, 764, and 257 shares of common stock during fiscal years 2008, 2007 and 2006, respectively, were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive. Unvested restricted stock awards outstanding which were excluded from the calculation of diluted earnings per share during fiscal years 2008, 2007, and 2006 were 1, 76, and 78, respectively, because the effect would have been anti-dilutive.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133*" ("SFAS No. FAS 161"). SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Accordingly, the adoption of SFAS No. 161 is expected at the beginning of the fourth quarter of fiscal 2009. The Company is evaluating the impact the adoption of SFAS No. 161 will have on our consolidated financial statements.

In December 2007, FASB issued Statement No. 141(revised 2007), "*Business Combinations*" ("SFAS 141(R)"). SFAS No. 141(R) significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under SFAS 141(R), changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will change our accounting treatment for business combinations on a prospective basis.

In February 2007, FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value and is effective at the beginning of our fiscal year 2009. The Company is currently evaluating the impact SFAS No. 159 will have on our consolidated financial statements.

In September 2006, FASB issued Statement No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other previously issued accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. SFAS No. 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, in December 2007, the FASB issued FASB Staff Position FAS 157-b, which deferred the effective date of SFAS No. 157 for one year, as it relates to nonfinancial assets and liabilities. The adoption of SFAS No. 157 as it relates to financial assets and liabilities is effective at the beginning of our first quarter of fiscal 2009. The Company is evaluating the impact the adoption of SFAS No. 157 will have on our financial statements and related disclosures, but does not expect SFAS No. 157 to have a material impact on our consolidated financial position or results of operations.

2. Cash Equivalents

At April 26, 2008 and April 28, 2007, cash and cash equivalents consisted of the following:

	April 26, 2008	April 28, 2007
Cash on hand	$178,745	$144,611
Cash equivalents:		
Government securities	115,531	82,170
Money market funds	13,888	15,010
	129,419	97,180
Total	$308,164	$241,791

Cash on hand is generally in interest earning accounts.

3. Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill for each of the Company's reportable segments for the fiscal year ended April 26, 2008 are as follows:

	Balance at April 28, 2007	Acquisition Activity	Other Activity	Balance at April 26, 2008
Dental supply	$ 92,529	$ 6,549	$502	$ 99,580
Rehabilitation supply	479,835	10,779	—	490,614
Veterinary supply	88,209	2,949	—	91,158
Total	$660,573	$20,277	$502	$681,352

The acquisition activity column primarily represents the preliminary purchase price allocation of fiscal 2008 acquisitions. Preliminary purchase price allocations are subject to adjustment for changes in the preliminary assumptions pending additional information, including final asset valuations.

Balances of other intangible assets excluding goodwill are as follows:

	April 26, 2008	April 28, 2007
Unamortized—indefinite lived:		
Copyrights, trade names and trademarks	$ 76,402	$ 76,402
Amortized:		
Distribution agreement, customer lists and other	165,182	159,638
Less: Accumulated amortization	(41,186)	(33,683)
Net amortized other intangible assets	123,996	125,955
Total identifiable intangible assets, net	$200,398	$202,357

In the first quarter of fiscal 2006, the Company extended its exclusive North American distribution agreement with Sirona Dental Systems GmbH ("Sirona") for Sirona's CEREC 3D dental restorative system. The Company paid a $100 million distribution fee to extend the agreement for a 10-year period that began in October 2007. The distribution fee is included in identifiable intangibles, net in the consolidated balance sheet. The amortization of the distribution agreement fee will occur over the 10-year period and will reflect the pattern in which the economic benefits of the fee are realized, consisting primarily of revenues generated from the sale of CEREC 3D dental restorative systems. Amortization expense in any year may differ significantly from other years.

With respect to the amortized other intangible assets, future amortization expense is expected to approximate $8,700, $8,300, $7,700, $8,100, and $8,100 for fiscal years 2009, 2010, 2011, 2012 and 2013, respectively. The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, finalization of preliminary valuations, actual revenues generated from the sale of CEREC 3D dental restorative systems, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets and other events.

4. Acquisitions

The Company made the following acquisitions during the periods covered by these financial statements:

Entity	Segment
Fiscal 2008:	
Leventhal & Sons, Inc.	Dental supply
Associated Medical Supply, Inc.	Veterinary supply
Quality Health Products, Inc.	Rehabilitation supply
Kees-Goebel Medical Specialties, Inc.	Rehabilitation supply
Advanced Practice Systems, LLC	Rehabilitation supply
Goldsmith Medical Company	Rehabilitation supply
New England X-Ray, Inc.	Veterinary supply
Seneca Medical, Inc.	Rehabilitation supply
W.S. Medical LLC	Rehabilitation supply
Cripps Corp.	Rehabilitation supply
Fiscal 2007:	
Theraquip, Inc.	Rehabilitation supply
Metro Medical, Inc.	Rehabilitation supply
Dale Surgical Professional Supply, Inc.	Rehabilitation supply
Fiscal 2006:	
Intra Corp.	Veterinary supply
Accu-Bite, Inc.	Dental supply

The operating results of each of these acquisitions are included in the Company's consolidated statements of income from the date of each acquisition. Pro forma results of operations and details of the purchase price allocations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.

5. Property and Equipment

	April 26, 2008	April 28, 2007
Land	$ 13,100	$ 10,990
Buildings	76,763	71,129
Leasehold improvements	12,087	9,978
Furniture and equipment	77,757	73,433
Data processing equipment	61,946	55,597
Construction-in-progress	17,708	3,919
	259,361	225,046
Accumulated depreciation	(110,429)	(93,094)
	$ 148,932	$131,952

Construction-in-progress as of April 26, 2008 was comprised mostly of a project to expand an existing distribution facility in California and the expansion of the Company's corporate headquarters. The Company is contractually committed to approximately $15 million of additional expenditures related to these two projects, which are expected to be completed in fiscal 2009. There were no individually significant items in the construction-in-progress balance as of April 28, 2007.

6. Customer Financing

As a convenience to its customers, the Company offers several different financing alternatives including both a Company sponsored program and a third party program. For the third party program, the Company acts as a facilitator between the customer and the third party financing entity with no on-going involvement in the financing transaction. Under the Company sponsored program, equipment purchases by customers with strong credit are financed to a maximum of $0.4 million for any one customer. The Company generally sells the customers' financing contracts to outside financial institutions in the normal course of its business. The Company currently has two arrangements under which it sells these contracts.

In fiscal 2003, the Company initiated an agreement to sell its equipment finance contracts to a commercial paper conduit managed by JPMorgan Chase Bank N.A. To participate in the commercial paper conduit, the Company was required to establish a special purpose entity ("SPE"), PDC Funding Company, LLC, a consolidated, wholly owned subsidiary. The Company transfers financing contracts to the SPE and in turn, the SPE sells the contracts to the commercial paper conduit. The SPE does not issue any debt. While there is no recourse to the Company by the commercial paper conduit on the sale of contracts, the Company receives only 90% of the principal amount of the contracts upon the sale. The remaining 10% of the proceeds is held by the conduit as security against the eventual performance of the portfolio. The holdback receivable from the conduit is recorded as a non-current asset, which is carried at its estimated fair market value. The capacity of this arrangement with the conduit is a maximum of $440 million.

The Company also maintains an agreement with U.S. Bank National Association, as agent, whereby the U.S. Bank group purchases customers' financing contracts. The Company has established another SPE, PDC Funding LLC II, LLC ("PDC II"), as a consolidated, wholly owned subsidiary, which sells financing contracts to the U.S. Bank group. The Company receives 94% of the principal amounts of the contracts upon sale with the remaining 6% of the proceeds held by the banks as security against the eventual performance of the portfolio. The holdback receivable from the banks is recorded as a non-current asset, which is carried at its estimated fair market value. The capacity under the agreement is $110 million.

These financing arrangements are accounted for as a sale of assets under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." During fiscal 2008, 2007 and 2006, the Company sold approximately $229.7, $247.0, and $277.6 million, respectively, of its contracts under these arrangements. The Company retains servicing responsibilities under both agreements, for which it is paid a servicing fee. The servicing fees received by the Company are considered adequate compensation for services rendered. Accordingly, no servicing asset or liability has been recorded. The agreements require the Company to maintain a minimum current ratio and maximum leverage ratio. The Company was in compliance with the covenants at April 26, 2008.

A total of $425.5 million of financing contracts receivable sold under the agreements were outstanding at April 26, 2008. The residual receivable under the arrangements was approximately $47.7 and 46.4 million as of April 26, 2008 and April 28, 2007, respectively. Since the internal financing program's inception in 1994, bad debt write-offs have amounted to less than one-percent of the loans originated.

7. Long-Term Debt

In March 2008, the Company issued fixed-rate senior notes with an aggregate principal amount of $450 million, consisting of (i) $50 million of 4.63% senior notes, due fiscal 2013; (ii) $250 million of 5.17% senior notes, due fiscal 2015; and (iii) $150 million of 5.75% senior notes, due fiscal 2018.

Also in March 2008, the Company entered into a term loan agreement with a principal amount of $75 million, which matures in fiscal 2013. The term loan bears interest at a floating rate based on LIBOR plus a spread which can range from 0.50% to 1.25% based on our leverage ratio, as defined in the agreement.

The proceeds from the issuance of debt in March 2008 were used to repurchase shares of the Company's common stock and to repay borrowings under the Company's revolving line of credit. The remaining proceeds will be used for general corporate purposes. Debt issuance costs associated with the issuance of debt in March 2008 of $1.8 million are being amortized to interest expense over the life of the related debt.

In addition, in March 2008 the Company entered into two forward starting interest rate swap agreements, each with notional amounts of $100 million and accounted for as cash flow hedges, to hedge interest rate fluctuations in anticipation of the issuance of the 5.17% senior notes due fiscal 2015 and the 5.75% senior notes due fiscal 2018, respectively. Upon issuance of the hedged debt, the Company settled it's forward starting interest rate swap agreements and recorded a $1.0 million gain, net of income taxes, to accumulated other comprehensive income, which will be amortized against interest expense over the life of the related debt.

The Company has $300 million available under a revolving credit facility through November 2012. Interest on borrowings is based on LIBOR plus a spread which can range from 0.40% to 1.00%. This spread as well as a commitment fee on the unused portion of the facility are based on our leverage ratio, as defined in the agreement. There were no outstanding borrowings under the facility at April 26, 2008 or April 28, 2007.

Long-term debt consisted of the following:

	April 26, 2008	April 28, 2007
Fixed rate (3.65% to 4.14%) senior notes due fiscal 2009	$ 30,000	$ 80,000
Variable rate (Libor plus 0.75%) senior notes due fiscal 2009	100,000	100,000
Fixed rate (4.63 % to 5.75%) senior notes due fiscal 2013 to 2018	450,000	—
Variable rate (Libor plus 1.00%) term note due fiscal 2013	75,000	—
Other debt	34	24
	$ 655,034	$180,024
Less current maturities	(130,010)	(50,014)
Long-term debt	$ 525,024	$130,010

Maturities of long-term debt by fiscal year are as follows:

2009	$130,010
2010	24
2011	—
2012	—
2013	125,000
Thereafter	400,000
Total long-term debt	$655,034

The debt agreements contain various financial covenants including certain leverage and interest coverage ratios as defined in the agreements. The Company met the financial covenants under the debt agreements as of April 26, 2008.

8. Derivative Financial Instruments

The Company is a party to certain offsetting and identical interest rate cap agreements. These cap agreements are not designated for hedge accounting treatment and were entered into to fulfill certain covenants of a sale agreement between a commercial paper conduit managed by JPMorgan Chase Bank, N.A. and PDC Funding. The cap agreements provide a credit enhancement feature for the financing contracts sold by PDC Funding to the commercial paper conduit, and replace a minimum interest rate margin previously required under the sale agreement.

The cap agreements are cancelled and new agreements entered into periodically to maintain consistency with the dollar maximum of the sale agreements and the maturity of the underlying financing contracts. PDC Funding has purchased two interest rate caps from banks with combined amortizing notional amounts of $440 million. Patterson Companies, Inc. has sold two identical interest rate caps to the same banks. At April 26, 2008, the outstanding caps have a maturity date of March 2014. The fair value of the purchased interest rate caps outstanding at April 26, 2008 and April 28, 2007 were $0.8 and $0.3 million, respectively. At each date, these amounts were completely offset by the fair value of the two sold interest rate caps of ($0.8) and ($0.3) million, respectively. Accordingly, the impact to consolidated earnings of the Company is zero.

Similar to the above agreements, PDC Funding II and Patterson Companies, Inc. entered into offsetting and identical interest rate swap agreements in fiscal 2008. These agreements have an amortizing notional of $110 million and a fair value of $1.6 million and ($1.6) million, respectively, as of April 26, 2008. The impact to consolidated earnings of the Company is zero.

In fiscal 2006, the Company entered into an interest rate swap agreement with a bank under which the Company paid a fixed rate and received a floating rate based on an amortizing notional amount. This agreement did not qualify for hedge accounting treatment and, accordingly, the Company recorded the fair value (estimated unrealized gain or loss) of the agreement as an asset or liability and the change in any period as income or expense of the period in which the change occurred. This agreement matured in fiscal 2008. As of April 28, 2007, the agreement had a notional amount of approximately $14 million and an estimated unrealized gain of less than $0.1 million. In fiscal 2007, the Company entered into a similar interest rate swap agreement that matures in November 2011. As of April 26, 2008, that agreement had a notional amount of approximately $42 million and an estimated unrealized loss of $1.6 million. As of April 28, 2007, the agreement had a notional amount of approximately $52 million and an estimated unrealized loss of $0.7 million.

The total net loss recognized in the statements of income related to the non-offsetting interest rate swap agreements was $1.1 and $0.7 million in fiscal 2008 and 2007, respectively. The impact to the statement of income in fiscal 2006 was nominal. See also Note 7 for detail on two forward starting interest rate swaps which were entered into and settled during the fourth quarter of fiscal 2008 and Note 12 for detail on an accelerated share repurchase agreement entered into in the fourth quarter of fiscal 2008 and settled on June 18, 2008.

9. Leases and Non-cancelable Purchase Commitments

The Company leases facilities for its branch office locations, a number of distribution facilities, and also certain equipment. These leases are accounted for as operating leases. Future minimum rental payments under non-cancelable operating leases are as follows at April 26, 2008:

2009	$13,668
2010	12,866
2011	8,942
2012	6,417
2013	4,586
Thereafter	2,636
Total minimum payments required	$49,115

Rent expense was $17,088, $15,552 and $15,171 for the years ended April 26, 2008, April 28, 2007 and April 29, 2006, respectively.

10. Income Taxes

Significant components of the provision for income taxes are as follows:

	Fiscal Year		
	2008	2007	2006
Current:			
Federal	$ 93,814	$ 96,677	$ 90,752
Foreign	15,184	12,536	13,609
State	10,426	11,935	10,327
Total current	119,424	121,148	114,688
Deferred:			
Federal	11,894	178	3,887
Foreign	230	(70)	(361)
State	1,022	16	334
Total deferred	13,146	124	3,860
Provision for income taxes	$132,570	$121,272	$118,548

Deferred tax assets and liabilities are included in prepaid expenses and other current assets and in non-current liabilities on the balance sheet. Significant components of the Company's deferred tax assets (liabilities) as of April 26, 2008 and April 28, 2007 are as follows:

	2008	2007
Deferred current income tax asset (liability):		
Capital Accumulation Plan	$ 6,559	$ 7,149
Inventory obsolescence	2,311	1,952
Health insurance	1,292	3,340
Bad debt allowance	914	1,153
LIFO reserve	(3,734)	(1,492)
Other	6,691	6,808
Deferred net current income tax asset	14,033	18,910
Deferred long-term income tax (liability) asset:		
Amortizable intangibles	$(30,081)	$(28,050)
Goodwill	(28,350)	(23,440)
Property, plant, equipment	(4,603)	(4,495)
Stock based compensation expense	3,239	1,929
Other	1,989	429
Deferred net long-term income tax liability	(57,806)	(53,627)
Net deferred income tax liability	$(43,773)	$(34,717)

Income tax expense varies from the amount computed using the U.S. statutory rate. The reasons for this difference and the related tax effects are shown below:

	Fiscal Year		
	2008	2007	2006
Tax at U.S. statutory rate	$125,100	$115,363	$110,941
State tax provision, net of federal benefit	6,029	5,611	5,341
Effect of foreign taxes	1,795	1,854	803
Other	(354)	(1,556)	1,463
	$132,570	$121,272	$118,548

The Company adopted FIN 48 and FSP FIN 48-1 effective April 29, 2007, the first day of fiscal 2008, with no adjustment to the opening balance of retained earnings. These standards clarify the separate identification and reporting of estimated amounts that could be assessed upon audit. The potential assessments are considered unrecognized tax benefits, because, if it is ultimately determined they are unnecessary, the reversal of these previously recorded amounts will result in a beneficial impact to the Company's financial statements.

As of April 26, 2008 and April 29, 2007, the Company's gross unrecognized tax benefits were $19.6 million and $17.6 million, respectively. If determined to be unnecessary, these amounts (net of deferred tax assets of $5.7 million and $5.0 million, respectively, related to the tax deductibility of the gross liabilities) would decrease our effective tax rate. The gross unrecognized tax benefits are included in other long-term liabilities on the consolidated balance sheet.

A summary of the changes in the gross amounts of unrecognized tax benefits for the year ended April 26, 2008 is shown below:

Balance at April 29, 2007	$17,587
Additions for tax positions related to the current year	3,601
Reductions for tax positions of prior years	(648)
Statute expirations	(992)
Balance at April 26, 2008	$19,548

The Company also recognizes both interest and penalties with respect to unrecognized tax benefits as a component of income tax expense. As of April 26, 2008 and April 29, 2007, the Company had recorded $3.1 million and $2.5 million, respectively, for interest and penalties. These amounts are also included in other long-term liabilities on the consolidated balance sheet. These amounts, net of related deferred tax assets, if determined to be unnecessary, would decrease the Company's effective tax rate. During the year ended April 26, 2008, the Company recorded as part of tax expense $1.0 million related to an increase in its estimated liability for interest and penalties.

The Company files income tax returns, including returns for our subsidiaries, with federal, state, local and foreign jurisdictions. The Company is not currently under audit by the Internal Revenue Service ("IRS"). The IRS has either examined or waived examination of all periods up to and including our fiscal year ended April 30, 2005. Periodically, state, local and foreign income tax returns are examined by various taxing authorities. The Company does not believe the outcome of these various examinations would have a material adverse impact on our financial statements.

11. Segment and Geographic Data

Patterson Companies, Inc. is comprised of three reportable segments: dental, veterinary, and rehabilitation supply. The Company's reportable business segments are strategic business units that offer similar products and services to different customer bases. The dental supply segment provides a virtually complete range of consumable dental products, clinical and laboratory equipment and value-added services to dentists, dental laboratories, institutions and other dental healthcare providers throughout North America. The veterinary supply segment provides consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals to companion-pet veterinary clinics in the majority of regions throughout the United States. The rehabilitation supply segment provides a comprehensive range of distributed and self-manufactured rehabilitation medical supplies and assistive products to acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools.

The Company evaluates segment performance based on operating income. The corporate office general and administrative expenses are included in the dental supply segment and consist of home office support costs in areas such as informational technology, marketing, purchasing, finance, human resources and facilities. The cost to operate the distribution centers are allocated to the operating units based on the through-put of the unit.

PATTERSON COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents information about the Company's reportable segments:

	Fiscal Year		
	2008	2007	2006
Net sales			
Dental supply	$2,181,286	$2,064,630	$1,966,954
Rehabilitation supply	371,016	334,342	302,021
Veterinary supply	446,427	399,426	346,148
Consolidated net sales	$2,998,729	$2,798,398	$2,615,123
Operating income			
Dental supply	$ 281,877	$ 262,359	$ 249,820
Rehabilitation supply	52,642	51,185	54,786
Veterinary supply	24,684	22,146	18,406
Consolidated operating income	$ 359,203	$ 335,690	$ 323,012
Depreciation and amortization			
Dental supply	$ 17,427	$ 16,748	$ 14,435
Rehabilitation supply	5,903	5,871	6,299
Veterinary supply	2,950	2,882	2,942
Consolidated depreciation and amortization	$ 26,280	$ 25,501	$ 23,676
Capital expenditures			
Dental supply	$ 33,926	$ 16,560	$ 36,245
Rehabilitation supply	1,812	1,961	12,374
Veterinary supply	253	986	534
Consolidated capital expenditures	$ 35,991	$ 19,507	$ 49,153
Total assets			
Dental supply	$1,100,471	$1,023,248	$1,019,863
Rehabilitation supply	743,786	712,009	696,928
Veterinary supply	232,116	205,063	194,927
Consolidated total assets	$2,076,373	$1,940,320	$1,911,718

The following table presents sales information by product for the Company:

	Fiscal Year		
	2008	2007	2006
Net sales			
Consumable and printed products	$1,887,703	$1,757,472	$1,633,544
Equipment and software	866,969	821,091	789,263
Other	244,057	219,835	192,316
Total	$2,998,729	$2,798,398	$2,615,123

The following table presents information about the Company by geographic area. No individual country, except for the United States, generated sales greater than 10% of consolidated net sales. There were no material sales between geographic areas.

	Fiscal Year		
	2008	2007	2006
Net sales			
United States	$2,707,971	$2,540,899	$2,391,249
International	290,758	257,499	223,874
Total	$2,998,729	$2,798,398	$2,615,123
Income before tax			
United States	$ 318,304	$ 296,564	$ 284,767
International	39,124	33,044	32,206
Total	$ 357,428	$ 329,608	$ 316,973
Long-lived assets			
United States	$1,005,235	$ 970,390	$ 981,381
International	86,097	83,440	82,963
Total	$1,091,332	$1,053,830	$1,064,344

12. Stockholders' Equity

Share Repurchases

During fiscal 2008, the Company repurchased 11.7 million shares of its common stock on the open market at a total cost of $386.1 million. On March 19, 2008, the Company entered into an accelerated share repurchase agreement ("ASR") with a financial institution counterparty. Under the terms of the ASR, the Company paid $250 million and took delivery of 90% of the shares, or 6.3 million shares, based on an initial share price of $35.60. The final number of shares to be delivered by the counterparty under the ASR was dependent on prevailing market conditions and based on the difference between the initial purchase price per share and a volume weighted average price of the Company's common stock, minus a set discount, during a period of up to six months. Under terms of the ASR, the Company could have received additional shares of common stock from the counterparty or could have been required to deliver shares or cash to the counterparty. On June 18, 2008, the transaction was settled and an additional 1,052,037 shares were delivered to the Company, bringing the total number of shares delivered under the ASR to 7,372,260 at an average price of $33.91.

Employee Stock Ownership Plan (ESOP)

During 1990, the Company's Board of Directors adopted a leveraged ESOP. During fiscal 1991, under the provisions of the plan and related financing arrangements, the Company loaned the ESOP $22,000 (the "1990 note") for the purpose of acquiring its then outstanding preferred stock which was subsequently converted to common stock. At April 26, 2008 and April 28, 2007, indebtedness of the ESOP to the Company is shown as a deduction from stockholders' equity in the consolidated balance sheets. The cost of the ESOP is borne by the Company through annual contributions to the plan in amounts determined by the Board of Directors. Shares of stock acquired by the plan are allocated to each participant who has completed 1,000 hours of service during the plan year.

The Company's ESOP and an ESOP sponsored by the Thompson Dental Company ("Thompson") were used to facilitate the acquisition and merger of Thompson into the Company. The net result of this transaction was an additional loan of $12,612 being made to the ESOP and the ESOP acquiring 665,978 shares of common stock of the Company. The loan bears interest at current rates but principal does not begin to amortize until 2011. Of the total of 665,978 shares issued in the transaction, 97,810 were previously allocated to Thompson employees. The remaining 568,168 shares began to be allocated in fiscal 2004 but only to the extent of interest on the loan. The non-cash expense from the allocation of shares related to the interest on the loan is not expected to materially impact the consolidated results of operations of the Company.

During fiscal 2008, 2007 and 2006, shares secured by the 1990 note with a cost of $1,200, $1,202, and $1,101, respectively, were earned and allocated to ESOP participants.

At April 26, 2008, a total of 11,146,163 shares of the common stock held by the ESOP had been allocated to participants and had a fair market value of $373,508. With respect to the 1990 note, shares allocated were 12,889,240, committed-to-be-released shares were 1,262,530 and suspense shares were 4,979,876. Related to the shares from the Thompson transaction, shares allocated were 147,286, committed-to-be-released shares were 16,738 and suspense shares were 501,954.

On September 11, 2006, the Company entered into a third loan agreement with the ESOP and loaned $105 million (the "2006 note") for the sole purpose of enabling the ESOP to purchase shares of the Company's common stock (the "Securities") in the open market and pay any corresponding broker commissions.

The 2006 note is payable in full on September 10, 2026. Interest on the unpaid principal balance accrues at a rate equal to six-month LIBOR, with the rate resetting semi-annually. Interest payments are not required during the period from and including September 11, 2006 through April 30, 2010. On April 30, 2010, any accrued and unpaid interest will be added to the outstanding principal balance under the note, with interest thereafter accruing on the increased principal amount. Unpaid interest accruing after April 30, 2010 is due and payable on April 30, 2011 and each successive April 30 occurring through September 10, 2026.

The ESOP purchased 3,159,645 shares with the proceeds from the 2006 note. This loan and related shares, as well as the Thompson shares, are being accounted for under SOP 93-6, "*Employers' Accounting for Stock Ownership Plans*" and accordingly, unallocated shares held by the Trust are not considered outstanding in the computation of earnings per share. When the shares are allocated to the participants, the expense to the Company will be determined based on the market value of the shares in the year of allocation. The Company anticipates the allocation of the shares related to the 2006 note will begin in fiscal 2012 and last over a period of approximately 10 to 15 years.

13. Share-based Compensation

Effective April 30, 2006, the Company adopted SFAS No. 123(R). SFAS No. 123(R) is a revision of Statement No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"), and supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. SFAS No. 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under APB Opinion No. 25 and requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Prior to the adoption of SFAS No. 123(R), the Company utilized the intrinsic value method under APB Opinion No. 25. In addition, the Company followed the pro forma disclosure requirements of SFAS 123, as amended by Statement No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123*" (SFAS No. 148).

As permitted by SFAS No. 123(R), the Company has adopted the requirements of the standard using the modified prospective method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based awards granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. With respect to (b) above, the related compensation cost is based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and SFAS 148. Share-based compensation expense is recognized over the requisite service period using the straight-line method. In accordance with the modified prospective method of adoption, the financial statement amounts for periods prior to April 30, 2006 have not been restated to reflect the fair value method of recognizing compensation cost.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to share-based employee compensation for the year ended April 29, 2006:

	April 29, 2006
Net income, as reported	$198,425
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	600
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,326)
Pro forma net earnings	$193,699
Earnings per share—basic:	
As reported	$ 1.44
Pro forma	$ 1.41
Earnings per share—diluted:	
As reported	$ 1.43
Pro forma	$ 1.39

The consolidated statements of income for the years ended April 26, 2008 and April 28, 2007 include pre-tax share-based compensation expense of $7.7 million ($6.1 after-tax) and $7.8 million ($6.3 after-tax), respectively, all of which is included in operating expenses within the consolidated statements of income. The consolidated statement of cash flows for the years ended April 26, 2008 and April 28, 2007 presents the pre-tax share-based compensation expense as an adjustment to reconcile net income to net cash provided by operating activities. In addition, prior to the adoption of SFAS No. 123(R), benefits associated with tax deductions in excess of recognized compensation expense were presented as part of operating cash flows in the Company's consolidated statements of cash flows. SFAS No. 123(R) requires that such excess tax benefits be presented as a cash inflow from financing activities and the Company has classified these cash flows, totaling $0.8 and $0.7 million in fiscal 2008 and fiscal 2007, respectively, in accordance with SFAS No. 123(R).

As of April 26, 2008, the total compensation cost, before income taxes, related to non-vested awards yet to be recognized was $15.0 million, and it is expected to be recognized over a weighted average period of approximately 4.7 years.

Description of General Methods and Assumptions Used to Estimate Fair Value

Described below are certain methods and assumptions used to estimate the fair value of share-based compensation awards. Further information is presented below within this Note that may be unique to a particular award or group of awards.

Expected dividend yield – the Company has not and does not expect to pay dividends. Accordingly, the expected dividend yield used is 0%.

Expected stock price volatility – the Company considers historical volatility trends, implied future volatility based on certain traded options of the Company, and other factors.

Risk-free interest rate – the Company bases the risk-free interest rate on the U.S. Treasury yield curve in effect at the grant date with similar terms to the expected term of the award.

Expected term of stock options and restricted stock – The Company estimates the expected term, or life, of awards based on several factors, including grantee types, vesting schedules, contractual terms and various factors surrounding exercise behavior of different groups.

Director and Employee Stock Option Plans

In June 1992, the Company adopted a Director Stock Option Plan. Options were granted at the fair market value of the underlying stock on the date of grant, vest over one year, and are exercisable for a period of four years commencing one year after the date of grant. This plan terminated during fiscal 2002.

In September 2001, the Company adopted a new Director Stock Option Plan. A total of 800,000 shares of common stock have been reserved for issuance under this plan. Options are granted at fair market value of the underlying stock on the option grant date, vest over one year, and are exercisable for a period of nine years commencing one year after the grant date. In addition, each eligible director will have the right to elect to receive additional options in lieu of the amount of the director's annual fee for service on the board of directors.

In June 1992, the Company adopted the Patterson Dental Company 1992 Stock Option Plan, a plan for employees. Due to the expiration of this plan in fiscal 2003, no options remain available for future issuance under this plan. In September 2002, the Company adopted a new employee equity award plan. A total of 6,000,000 shares of common stock were reserved for issuance under the plan. In September 2004, the Company's shareholders voted to approve the Amended and Restated 2002 Stock Option Plan, a restatement of the 2002 plan. Upon approval, the Plan was renamed the "Patterson Companies, Inc. Equity Incentive Plan" ("Equity Incentive Plan").

The Equity Incentive Plan amendments did not change the number of shares reserved for awards under the plan. The Equity Incentive Plan authorizes various award types to be issued under the plan, including stock options, restricted stock and restricted stock units, stock bonuses, cash bonuses, stock appreciation rights, performance awards and dividend equivalents. Awards may have a term no longer than ten years and vesting terms are determined by the compensation committee of the board of directors. The minimum restriction period for restricted stock and restricted stock units is three years, or one year in the case of performance-based awards. Additionally, the maximum number of shares that may be issued pursuant to awards of restricted stock, restricted stock awards and stock bonuses is 2,000,000 shares. Prior to fiscal 2006, only stock option awards had been granted under the Equity Incentive Plan.

The fair value of stock options granted was estimated as of the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions during fiscal years 2008, 2007 and 2006:

	April 26, 2008	April 28, 2007	April 29, 2006 (pro forma)
Expected dividend yield	—	—	—
Expected stock price volatility	28.0%	28.0%	30.0%
Risk-free interest rate	4.6%	4.9%	4.1%
Expected life of options (years)	8.0	7.1	6.0

Following is a summary of stock option activity for all plans during fiscal years 2008, 2007 and 2006:

	Total Outstanding		
	Number of Options	Exercise Price (a)	Intrinsic Value
Balance as of April 30, 2005	3,138	$20.61	
Granted	74	44.01	
Exercised	(267)	12.81	
Cancelled	(39)	15.93	
Balance as of April 29, 2006	2,906	21.99	
Granted	77	32.98	
Exercised	(273)	16.03	
Cancelled	(159)	23.30	
Balance as of April 28, 2007	2,551	22.88	
Granted	40	36.06	
Exercised	(216)	15.00	
Cancelled	(345)	22.16	
Balance as of April 26, 2008	2,030	$24.10	$19,102
Vested or expected to vest as of April 26, 2008	1,446	$24.08	$13,636
Exercisable as of April 26, 2008	648	$24.03	$ 6,143

(a) Weighted-average exercise price

The weighted average fair values of options granted during fiscal 2008 and fiscal 2007 were $15.88 and $13.44, respectively. Related to stock options exercised during fiscal 2008, total intrinsic value was $4.7 million, cash received was $3.2 million and tax benefits realized were $1.2 million. Related to stock options exercised during fiscal 2007, total intrinsic value was $4.7 million, cash received was $4.5 million and tax benefits realized were $1.3 million. The Company settles stock option exercises with newly issued common shares. The weighted average remaining contractual lives of options outstanding and options exercisable as of April 26, 2008 were 4.3 and 3.9 years, respectively.

Restricted Stock and Performance Unit Awards

Beginning in fiscal 2006, the Company issued restricted stock and performance unit awards under the Equity Incentive Plan. The grant date fair value is based on the closing stock price on the day of the grant. Restricted stock awards vest over a seven or nine-year period and are subject to forfeiture provisions. Certain restricted stock awards, which are held by line management, are subject to accelerated vesting provisions beginning three years after the grant date, based on certain operating goals. The performance unit awards, issued primarily to executive management, are earned at the end of a three-year period if certain operating goals are met, and are settled in an equivalent number of common shares or in cash as determined by the compensation committee of the board of directors. The satisfaction of operating goals will not be finally determined until the end of a three-year period. Accordingly, the Company recognizes expense related to performance unit awards over the requisite service period using the straight-line method based on the outcome that is probable. During fiscal 2008 and fiscal 2007, expense recognized related to restricted stock and performance unit awards was $1.7 million and $0.9 million, respectively.

Through April 26, 2008, no restricted stock or performance unit awards have vested. The following tables summarize information concerning non-vested restricted stock awards and performance unit awards for fiscal years 2008, 2007 and 2006:

	Restricted Stock Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 30, 2005	—	—
Granted	94	$50.28
Forfeitures	(15)	49.28
Outstanding at April 29, 2006	79	50.47
Granted	161	32.21
Forfeitures	(7)	44.90
Outstanding at April 28, 2007	233	38.02
Granted	181	36.23
Forfeitures	(21)	37.89
Outstanding at April 26, 2008	393	$37.21

	Performance Unit Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 30, 2005	—	—
Granted	13	$52.12
Forfeitures	—	—
Outstanding at April 29, 2006	13	51.12
Granted	20	32.15
Forfeitures	(5)	49.35
Outstanding at April 28, 2007	28	36.98
Granted	21	36.06
Forfeitures	(5)	34.96
Outstanding at April 26, 2008	44	$36.77

Employee Stock Purchase Plan

In June 1992, Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"). A total of 4,750,000 shares of common stock are reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors and follows a calendar plan year. Employees are eligible to participate after nine months of employment with the Company if they are employed for at least 20 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10 percent of an employee's compensation, at 85 percent of the lower of the fair market value of the common stock on the offering date or at the end of each three-month period following the offering date during the applicable offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. At April 26, 2008, there were 1,596,560 shares available for purchase under the Stock Purchase Plan.

Based on the provisions of the Stock Purchase Plan and guidance provided in FASB Technical Bulletin No. 97-1, "*Accounting Under Statement 123 for Certain Employee Stock Purchase Plans with a Look-back Option*" ("FTB 97-1"), there are several option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the employee stock purchase plan was $1.9 and $2.1 million, during fiscal 2008 and 2007, respectively. The following table summarizes the weighted-average assumptions relating to the Stock Purchase Plan for fiscal years 2008, 2007 and 2006:

	2008	2007	(pro forma) 2006
Expected dividend yield	—	—	—
Expected stock price volatility	28.0%	28.0%	30.0%
Risk-free interest rate	4.4%	4.5%	3.2%
Expected life of options (years)	0.5	0.5	0.5

Capital Accumulation Plan

In 1996, the Company adopted an employee Capital Accumulation Plan (the "CAP Plan"). A total of 6,000,000 shares of common stock are reserved for issuance under the CAP Plan. Key employees of the Company or its subsidiaries are eligible to participate by purchasing common stock through payroll deductions, which must be between 5% and 25% of an employee's compensation, at 75% of the price of the common stock at the beginning of or the end of the calendar year, whichever is lower. The shares issued are restricted stock and are held in the custody of the Company until the restrictions lapse. The restriction period is three years from the beginning of the plan year, but restricted shares are subject to forfeiture provisions. At April 26, 2008, 2,871,885 shares were available for purchase under the CAP Plan.

Based on the provisions of the CAP Plan and guidance provided in FTB No. 97-1, there are option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the Cap Plan was $1.8 and $1.9 million during fiscal 2008 and fiscal 2007, respectively. The following table summarizes the weighted-average assumptions relating to the CAP Plan for fiscal years 2008, 2007 and 2006:

	2008	2007	2006
Expected dividend yield	—	—	—
Expected stock price volatility	28.0%	28.0%	31.4%
Risk-free interest rate	3.5%	4.2%	3.2%
Expected life of options (years)	1.0	1.0	1.0

14. Litigation

The Company is involved in various product related and employment related legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of products the Company distributes. Product liability indemnification is generally obtained from our suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which the Company may be jointly liable, the Company would have liability for the entire judgment.

The Company maintains product liability insurance coverage for any potential liability for claims arising out of products sold by the Company. While the Company believes its insurance coverage is adequate, there can be no assurance that our insurance coverage is sufficient or will be available to us in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements with our suppliers will provide us with adequate protection. In addition, future claims brought against the Company could involve claims not covered by insurance or indemnification agreements, and could have a material adverse effect on the Company's business or financial condition.

As of April 26, 2008, the Company had accrued our best estimate of potential losses relating to product liability and other claims that were probable to result in a liability and for which it was possible to reasonably estimate a loss . This accrued amount, as well as related expenses, was not material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

15. Quarterly Results (unaudited)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks. The following table summarizes results for fiscal 2008 and 2007.

	Quarter Ended			
	Apr. 26, 2008	Jan. 26, 2008	Oct. 27, 2007	July 28, 2007
Net sales	$778,388	$776,946	$741,992	$701,403
Gross profit	273,154	269,138	252,299	237,134
Operating income	101,269	97,114	85,613	75,207
Net income	63,209	60,364	53,741	47,544
Earnings per share—basic	$ 0.52	$ 0.45	$ 0.40	$ 0.35
Earnings per share—diluted	$ 0.51	$ 0.45	$ 0.39	$ 0.35

	Quarter Ended			
	Apr. 28, 2007	Jan. 27, 2007	Oct. 28, 2006	July 29, 2006
Net sales	$739,143	$709,494	$694,273	$655,488
Gross profit	260,563	250,266	235,629	222,414
Operating income	96,446	92,686	78,021	68,537
Net income	59,924	58,591	48,237	41,584
Earnings per share—basic	$ 0.44	$ 0.43	$ 0.35	$ 0.30
Earnings per share—diluted	$ 0.44	$ 0.43	$ 0.35	$ 0.30

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control Over Financial Reporting

The management of Patterson Companies, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we assessed the effectiveness of our internal control over financial reporting as of April 26, 2008, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on its assessment, management has concluded that our internal control over financial reporting was effective as of April 26, 2008. During its assessment, management did not identify any material weaknesses in our internal control over financial reporting. Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K, has issued an unqualified report on our internal control over financial reporting.

/s/ JAMES W. WILTZ

President and Chief Executive Officer

/s/ R. STEPHEN ARMSTRONG

Executive Vice President, Chief Financial Officer and Treasurer

The report of the Company's independent registered public accounting firm on internal control over financial reporting is included in Item 8. of this Annual Report on Form 10-K.

Evaluation of Disclosure Controls and Procedures

As of April 26, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal year 2008, there were no significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the directors of the Company is incorporated herein by reference to the descriptions set forth under the caption "Proposal No. 1 Election of Directors" in the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on September 8, 2008 (the "2008 Proxy Statement"). Information regarding executive officers of the Company is incorporated herein by reference to Item 1 of Part I of this Form 10-K under the caption "Executive Officers of the Registrant." Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2008 Proxy Statement. The information called for by Item 10, as to the audit committee and the audit committee financial expert, is set forth under the captions "Proposal No. 1 Election of Directors" and "Our Board of Directors and Committees" in the 2008 Proxy Statement and such information is incorporated by reference herein.

Code of Ethics

The Company has adopted Principles of Business Conduct and Code of Ethics for its Chief Executive Officer, Chief Financial Officer, Directors and all employees. The Company has made its Code of Ethics available on its website (www.pattersoncompanies.com) under the section "Corporate Governance." The Company intends to satisfy the disclosure requirement of Form 8-K regarding an amendment to, or waiver from, a provision of its Code of Ethics by posting such information on its website at the address and location specified above.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation and director compensation is incorporated herein by reference to the information set forth under the captions "Non-Employee Director Compensation" and "Executive Compensation" in the 2008 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding the security ownership of certain beneficial owners and management is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the 2008 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information called for by Item 13 is incorporated herein by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the 2008 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to principal accounting fees and services and pre-approval policies and procedures is set forth under the captions "Proposal No. 3 Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" and "Proposal No. 3 Ratification of Selection of Independent Registered Public Accounting Firm – Pre-Approval Policies and Procedures of the Audit Committee" in the 2008 Proxy Statement and such information is incorporated by reference herein.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The following Consolidated Financial Statements and supplementary data of the Company and its subsidiaries are included in Part II, Item 8:

2. Financial Statement Schedules.

The following financial statement schedule is filed herewith: Schedule II—Valuation and Qualifying Accounts for the Years Ended April 26, 2008, April 28, 2007, and April 29, 2006.

Schedules other than that listed above have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

3. Exhibits.

Exhibit	
2.1	Article of Merger and Plan of Merger dated June 23, 2004 [10]
3.1	The Company's Restated Articles of Incorporation [10]
3.2	The Company's Bylaws, as amended [1]
4.1	Specimen form of the Company's Common Stock Certificate [10]
4.2	Credit Agreement dated as of November 25, 2003 among Patterson Dental Company, as the Company, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, Bank One, NA (main office Chicago), as Administrative Agent, Bank of America, N.A., as Syndication Agent and Suntrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents [9]
4.3	Note Purchase Agreement dated as of November 15, 2003 among Patterson Dental Company, AbilityOne Products Corp., AbilityOne Corporation, Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP [9]
10.1	Patterson Dental Company Employee Stock Ownership Plan, as amended [1]

Exhibit	
10.2	Patterson Dental Company 1992 Stock Option Plan [1]
10.3	Patterson Dental Company 1992 Director Stock Option Plan [1]
10.4	Patterson Dental Company Employee Stock Purchase Plan [1]
10.5	Patterson Dental Company Capital Accumulation Plan [2]
10.6	Patterson Companies, Inc. Fiscal 2009 Incentive Plan
10.7	ESOP Loan Agreement dated June 15, 1990 as amended July 13, 1992 [1]
10.8	Amended and Restated Term Promissory Note dated July 13, 1992 [1]
10.9	Second Amended and Restated Contract Purchase Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association [3]
10.10	Amended and Restated Credit Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association [3]
10.11	Asset Purchase Agreement by and among Patterson Dental Company and J. A. Webster, Inc. [4]
10.12	Third Amended and Restated Contract Purchase Agreement dated June 19, 2002 between Patterson Dental Company and U. S. Bank National Association [5]
10.13	Amended and Restated Receivables Purchase Agreement dated October 7, 2004 between PDC Funding Company, LLC, Patterson Companies, Inc. and Bank One [12]
10.14	Receivables Sale Agreement dated May 10, 2002 among PDC Funding Company, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc. [5]
10.15	2001 Non-Employee Director Stock Option Plan [5]
10.16	Amendments to Restated Employee Stock Purchase Plan [5]
10.17	Amended and Restated Employee Stock Ownership Plan [5]
10.18	Stock Option Plan for Canadian Employees [6]
10.19	Patterson Companies, Inc. Equity Incentive Plan [11]
10.20	ESOP Loan Agreement dated April 1, 2002 [7]
10.21	Promissory Note dated April 1, 2002 between GreatBanc Trust Company, an Illinois corporation, not in its individual or corporate capacity, but solely as trustee of the Thompson Dental Company Employee Stock Ownership Plan and Trust and Thompson Dental Company [7]
10.22	Bridge Credit Facility dated as of September 12, 2003 among Patterson Dental Company as the borrower and Banc One Mezzanine Corporation, as Administrative Agent and Bank of America, N.A., as Syndication Agent [8]
10.23	ESOP Loan Agreement dated September 11, 2006 [13]
10.24	ESOP Note dated September 11, 2006 [13]
10.25	Receivables Sale Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc. [14]
10.26	Contract Purchase Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Companies, Inc., U.S. Bank National Association and The Northern Trust Company [14]
10.27	Amended and Restated Credit Agreement, dated as of November 28, 2007, among Patterson Companies, Inc., as the Company, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents. [15]

Exhibit	
10.28	Note Purchase Agreement dated March 19, 2008 among Patterson Companies, Inc., Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Patterson Dental Holdings, Inc., Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP [16]
10.29	Term Loan Credit Agreement dated March 20, 2008 among Patterson Companies, Inc., as the Borrower, the Lenders from time to time parties hereto and JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent [16]
10.30	Accelerated Share Repurchase Agreement, dated March 19, 2008, by and between Patterson Companies, Inc. and JPMorgan Chase Bank, National Association [16]
21	Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1 Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-51304) filed with the Securities and Exchange Commission August 26, 1992.
2 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 1996.
3 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 29, 2000.
4 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 28, 2001.
5 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 2002.
6 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 25, 2003.
7 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 26, 2003.
8 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended October 25, 2003.
9 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 24, 2004.
10 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended July 31, 2004.
11 Incorporated by reference to the Registrant's Form 8-K/A dated September 14, 2004, filed on September 29, 2004.
12 Incorporated by reference to the Registrant's Form 8-K dated October 7, 2004, filed on October 12, 2004.
13 Incorporated by reference to the Registrant's Form 8-K dated September 11, 2006, filed on September 12, 2006.
14 Incorporated by reference to the Registrant's Form 8-K dated April 27, 2007, filed on May 3, 2007.
15 Incorporated by reference to the Registrant's Form 8-K dated November 28, 2007, filed on December 3, 2007.
16 Incorporated by reference to the Registrant's Form 8-K dated March 19, 2008, filed on March 24, 2008.

(b) See Schedule II.

(c) See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATTERSON COMPANIES, INC.

Dated: June 25, 2008

By /s/ JAMES W. WILTZ

James W. Wiltz,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

		Date
/s/ JAMES W. WILTZ **James W. Wiltz**	President and Chief Executive Officer (Principal Executive Officer)	June 25, 2008
/s/ R. STEPHEN ARMSTRONG **R. Stephen Armstrong**	Executive Vice President, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2008
/s/ PETER L. FRECHETTE **Peter L. Frechette**	Director (Chairman of the Board of Directors)	June 25, 2008
/s/ JOHN D. BUCK **John D. Buck**	Director	June 25, 2008
/s/ RONALD E. EZERSKI **Ronald E. Ezerski**	Director	June 25, 2008
/s/ ANDRE B. LACY **Andre B. Lacy**	Director	June 25, 2008
/s/ CHARLES REICH **Charles Reich**	Director	June 25, 2008
/s/ ELLEN A. RUDNICK **Ellen A. Rudnick**	Director	June 25, 2008
/s/ HAROLD C. SLAVKIN **Harold C. Slavkin**	Director	June 25, 2008

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

PATTERSON COMPANIES, INC.

(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended April 26, 2008:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,547	$ 3,547	$ 216[3]	$ 2,280[1]	$ 8,030
LIFO inventory adjustment	$39,309	$ 5,024	$ —	$ —	$44,333
Inventory obsolescence reserve	5,538	10,704	849[3]	11,594[2]	5,497
Total inventory reserve	$44,847	$15,728	$ 849	$11,594	$49,830
Year ended April 28, 2007:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 7,031	$ 2,040	$ 500[3]	$ 3,024[1]	$ 6,547
LIFO inventory adjustment	$33,984	$ 5,325	$ —	$ —	$39,309
Inventory obsolescence reserve	6,040	7,206	73[3]	7,781[2]	5,538
Total inventory reserve	$40,024	$12,531	$ 73	$ 7,781	$44,847
Year ended April 29, 2006:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 5,189	$ 2,764	$1,692[3]	$ 2,614[1]	$ 7,031
LIFO inventory adjustment	$28,994	$ 4,990	$ —	$ —	$33,984
Inventory obsolescence reserve	4,899	5,446	702[3]	5,007[2]	6,040
Total inventory reserve	$33,893	$10,436	$ 702	$ 5,007	$40,024

(1) Uncollectible accounts written off, net of recoveries.

(2) Inventory disposed of or written off.

(3) Impact of acquisitions and foreign currency translation adjustments.

INDEX TO EXHIBITS

Exhibit 10.6	Patterson Companies, Inc. Fiscal 2009 Incentive Compensation Plan
Exhibit 21	Subsidiaries
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-4(a) and 15d-14(a), under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 10.6

PATTERSON COMPANIES, INC.
Fiscal 2009
Incentive Plan

PLAN PURPOSE

The objective of Fiscal 2009 Patterson Companies, Inc. (PDCO) Incentive Compensation Plan (the "Plan") is to encourage greater initiative, resourcefulness, teamwork, and efficiency on the part of its employees. The day-to-day performance and responsibilities of each individual have a direct impact on our internal and external customer satisfaction, sales and operational goals, which ultimately affects the profitability of the Company.

ELIGIBILITY

Participation

This Incentive Program is designed to include designated employees across the organization. Incentive opportunity for targeted groups of employees is specified in the Plan schedules attached to this document. Newly hired, transferred, or employees who become participants during the Plan year will be eligible on a prorated basis under the respective schedule.

Participation in the Plan is determined by the CEO with approval of the President of each respective subsidiary or operating unit and is based on level of responsibility and organizational impact of the participant.

Participants are eligible for participation in only one Patterson Companies, Inc. (or subsidiary thereof) incentive, bonus, or other variable pay program, unless so authorized by specific provisions included in this Plan and the respective Patterson Companies, Inc. variable pay Plan document(s).

Award Payments

To receive an award several criteria must be met:

1. Employment—To be eligible to receive an award, the individual must be employed by Patterson Companies, Inc., or a subsidiary thereof, on the date awards are made;

   a. Job elimination—Participants whose positions are eliminated may, at the discretion of management, be eligible for prorated awards based on tenure in the qualifying position, overall performance level, actual results attained, and other criteria determined by management;

   b. Job transfer—Participants who transfer into or out of eligible positions within the Company may be eligible for prorated awards based on tenure in the qualifying position, overall performance level, actual results attained, and management discretion;

2. Performance—Continued participation in the Plan is dependent upon the participant remaining an employee in good standing as defined by Patterson Companies, Inc. or its subsidiary. To qualify for an award, a participant must have a satisfactory performance rating and not be on a formal performance improvement plan. A participant on written warning or disciplinary status at any time during the Plan year may have his/her incentive award reduced or denied at management's discretion;

3. Ethical and Legal Standards—Participants are required to be in compliance with, and abide by, Patterson Companies, Inc. Code of Ethics and comply with the letter and spirit of its provisions at all times.

No awards are considered earned until they are paid.

BASIS FOR AWARDS

The management of Patterson Companies, Inc. will approve participant objectives and evaluate performance of the business unit. Performance will be evaluated based on the specific goals and measures described in the attached plan schedules, the effective management of customer and employee relations, and compliance with Company expectations of good business practices and ethical conduct.

Patterson Companies, Inc. reserves the right to make changes to the Plan at any time, including but not limited to: withdraw or withhold from the Plan any transaction, product or service it might select; revise territories; establish specific account, customer, or portfolio representation; and assign or reassign specific accounts, customers, or portfolios within a participant's location service area at any time during the fiscal year.

Goals, incentive targets, territory assignments, and any other factors affecting this Plan may be reviewed and changed at any time during the Plan year.

APPROVAL OF AWARD PAYMENTS

The President of each respective subsidiary or operating unit will review and approve all award recommendations prior to submission to payroll for payment. Management may adjust payments at its own discretion to reflect the impact of any event that distorts actual results achieved and effective management of customer and employee relations. All awards are paid at the discretion of management.

DISTRIBUTION OF AWARD PAYMENTS

Generally, awards are calculated following the end of the fiscal year and payments are scheduled within 75 days after the end of the fiscal year.

Award payments are made by the same means as the individual's normal payroll. Applicable withholdings are deducted from all payments. Payments made under this Plan will be used in the calculation of benefits only as allowed under the applicable benefit plan. Awards are considered as earned by the participant on the date of actual distribution.

Generally, awards are determined and paid according to the provisions of this Plan document. Any exceptions require the approval of the President of each respective subsidiary or operating unit.

CHANGES IN EMPLOYMENT STATUS

In the event a participant dies, becomes disabled (as defined by Patterson's Group Long Term Disability Plan provisions), retires, or is on a leave of absence (as defined by applicable Patterson policies), he/she may be eligible for an award based on management's discretionary review of the participant's actual performance and actual work done while at work. In the event of death, the award payment, if any, is issued in the name of the deceased and made payable to the estate.

ADOPTION AND ADMINISTRATION

The President and Chief Executive Officer of Patterson Companies, Inc., and the President of the subsidiary or operating unit, or the Vice President – Human Resources on their behalf, must approve the attached Plan schedules. The Plan schedules are effective for each fiscal year of the Company and are updated annually.

The President of each respective subsidiary or operating unit holds general authority and on-going responsibility for Plan administration. Any exceptions to the provisions in this Plan require approval of the

President of Patterson Companies, Inc. and the President of the respective subsidiary or operating unit. The foregoing officers and the Executive Vice President of Patterson Companies, Inc., or the Vice President of Human Resources acting on their behalf, have the authority to interpret the terms of this Plan.

This Plan supersedes all prior Incentive Plans. No agreements or understandings will modify this Plan unless they are in writing and approved by the President and Chief Executive Officer of Patterson Companies, Inc. and the President of the respective subsidiary or operating unit. This Plan is reviewed annually to determine the appropriateness of future continuation.

NO CONTRACT

Participation in this Plan does not constitute a contract of employment and shall not affect the right of Patterson Companies, Inc. to discharge, transfer, or change the position of a participant. The employment of any person participating in the Plan may be terminated at any time and no promise or representation is made regarding continued employment because of participation in the Plan.

The Plan shall not be construed to limit or prevent Patterson Companies, Inc. from adopting or changing, from time to time, any rules, standards, or procedures affecting a participant's employment with Patterson Companies, Inc. or any Patterson Companies, Inc. affiliate, including those which affect award payments, with or without notice to the participant.

ETHICAL AND LEGAL STANDARDS

A participant shall not pay, offer to pay, assign or give any part of his/her compensation or any other money to any agent, customer, or representative of the customer or any other person as an inducement or reward for assistance in making a sale. Moreover, no rights under this Plan shall be assignable or subject to any pledge or encumbrance of any nature.

If a participant fails to comply with the Patterson Companies, Inc. Code of Ethics or the provisions included in this Plan document or violates any other Company policy, his/her award may be adjusted, reduced, or denied at the discretion of Patterson Companies, Inc. management.

Approved

James W. Wiltz President & Chief Executive Officer	R. Stephen Armstrong Chief Financial Officer and Executive Vice President
Date	Date

Exhibit 21

SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION
Patterson Dental Holdings, Inc.	Minnesota
Patterson Dental Supply, Inc.	Minnesota
Direct Dental Supply Co.	Nevada
Patterson Dental Canada Inc.	Canada
Patterson Technology Center, Inc.	Minnesota
Patterson Office Supplies, Inc.	Minnesota
Accu-Bite, Inc.	Michigan
Accu-Bite Dental Products Limited Liability Company	Michigan
Williamston Industrial Center, LLC	Michigan
Strategic Dental Marketing, Inc.	Michigan
PDC Funding Company, LLC	Minnesota
PDC Funding Company II, LLC	Minnesota
Webster Veterinary Supply, Inc.	Minnesota
Webster Management LP	Minnesota
Intra Corp.	Ohio
Patterson Medical Holdings, Inc.	Delaware
Patterson Medical Supply, Inc.	Minnesota
AO Liquidation, Inc.	Michigan
Tumble Forms, Inc.	New York
Midland Manufacturing Company, Inc.	South Carolina
Sammons Preston Canada, Inc.	Ontario
AbilityOne Homecraft Limited	England & Wales
AbilityOne Kinetec S.A.	France
AOC Vertriebs GmbH	Germany
AbilityOne Limited	England & Wales
Metro Medical, Inc.	Louisiana
Theraquip, Inc.	North Carolina
Patterson Logistics Services, Inc.	Minnesota
Advance Practice Systems LLC	Minnesota

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-137497) pertaining to the Patterson Companies Amended and Restated Employee Stock Purchase Plan, the Registration Statement (Form S-8 No. 33-56764) pertaining to the 1992 Stock Option Plan, 1992 Director Stock Option Plan, Employee Stock Purchase Plan, and Employee Stock Ownership Plan, the Registration Statement (Form S-8 No. 333-03583) pertaining to the Patterson Dental Company Capital Accumulation Plan, the Registration Statement (Form S-8 No. 333-45742) pertaining to the Patterson Dental Company Employee Stock Purchase Plan, the Registration Statement (Form S-8 No. 333-87488) pertaining to the Patterson Dental Company 2001 Non-Employee Directors' Stock Option Plan and the Patterson Dental Company Employee Stock Ownership Plan or the Thompson Dental Company Stock Ownership Plan, the Registration Statements on Form S-3 (Nos. 333-19951, 333-41199, 333-61489, 333-79147, and 333-116226), the Registration Statement (Form S-8 No. 333-101691) pertaining to the Patterson Companies, Inc. Equity Incentive Plan, and Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-114643) pertaining to the Patterson Dental Company's Stock Option Plan for Canadian Employees of our reports dated June 20, 2008, with respect to the consolidated financial statements and schedule of Patterson Companies, Inc., and the effectiveness of internal control over financial reporting of Patterson Companies, Inc. included in this Annual Report (Form 10-K) for the year ended April 26, 2008.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 20, 2008

Exhibit 31.1

Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James W. Wiltz, President and Chief Executive Officer of Patterson Companies, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 26, 2008 of Patterson Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 25, 2008

/s/ JAMES W. WILTZ

James W. Wiltz
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Stephen Armstrong, Executive Vice President, Chief Financial Officer and Treasurer of Patterson Companies, Inc., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 26, 2008 of Patterson Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 25, 2008

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 26, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James W. Wiltz, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

June 25, 2008

/s/ JAMES W. WILTZ

James W. Wiltz
President and Chief Executive Officer

Exhibit 32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 26, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Stephen Armstrong, Executive Vice President, Chief Financial Officer and Treasurer the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

June 25, 2008

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties which are beyond the Company's ability to control. The Company cautions shareholders and prospective investors that the following factors, among others, may cause actual results to differ materially from those indicated by the forward-looking statements: the ability to integrate recent acquisitions into Patterson's operations in a timely manner; competition within the dental, veterinary, and rehabilitative and assistive living supply industries; changes in the economics of dentistry, including reduced growth in expenditures by private dental insurance plans, the effects of economic conditions and the effects of healthcare reform, which may affect future per capita expenditures for dental services and the ability and willingness of dentists to invest in high-technology products; the effects of healthcare related legislation and regulation which may affect expenditures or reimbursements for rehabilitative and assistive products; changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets; the ability of the Company to maintain satisfactory relationships with its sales force; unexpected loss of key senior management personnel; unforeseen operating risks; and risks associated with the dependence on manufacturers of the Company's products. Forward-looking statements are qualified in their entirety by the cautionary language set forth in the Company's filings with the Securities and Exchange Commission.

PATTERSON
COMPANIES, INC.

1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/686-1600
www.pattersoncompanies.com

Patterson Dental
1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/ 686-1600

Webster Veterinary
86 Leominster Road
Sterling, MA 01564
978/422-8211

Patterson Medical
1000 Remington Boulevard, Suite 210
Bolingbrook, IL 60440-5117
630/378-6300

END